NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Galore Creek Property NI 43-101 Technical Report

British Columbia – Canada

Prepared for NovaGold Resources Inc.

Prepared by:
Kevin Francis, P. Geo.
NovaGold Resources Inc.

Effective Date
25 January 2008

Kevin A. Francis, P. Geo
NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, BC V6C 1S4
Tel: (604) 669 6227
Fax: (604) 669 6272
E-mail: kevin.francis@novagold.net

CERTIFICATE OF AUTHOR

I, Kevin A. Francis, do hereby certify that:

1. I am a Professional Geologist, and Resource Manager of:

   NovaGold Resources Inc.
   Suite 2300 – 200 Granville Street
   Vancouver, BC V6C 1S4

2. I graduated from the University of Colorado, Boulder, Colorado, with a Master of Science degree in Geology from the University of Colorado in 1987.

3. I am registered as a Professional Geologist in the state of Utah (5311425-2250).

4. I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, gold and silver in the United States, Canada, Mexico, Russia and Southeast Asia; exploration data evaluation, geological modeling and resource modeling of gold, copper, iron, platinum, palladium, manganese and industrial mineral deposits in the United States, Canada, Ukraine, Mexico, Peru, Chile, Brazil, and South Africa.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 1 through to 23 inclusive of the technical report titled *Galore Creek Property NI 43-101 Technical Report British Columbia Canada*, dated 25 January 2007 (the "Technical Report") relating to the Galore Creek property. I visited the Galore Creek Project on October 17-18, 2005.

7. I am not independent of the issuer but do qualify to assist in the preparation of this report as outlined in Section 5.3 (3) of National Instrument 43-101.

8. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

C O N T E N T S

1.0	SUMMARY			1-1

2.0	INTRODUCTION			2-1
	2.1	Qualified Person		2-1
	2.2	Previous Technical Reports		2-4
	2.3	Other Properties (NI 43-101 F1 Instruction 6)		2-5
	2.4	Technical Report Sections and Required Items under NI 43-101		2-5

3.0	RELIANCE ON OTHER EXPERTS			3-1
	3.1	Mineral Tenure		3-1
	3.2	Surface Rights, Access and Permitting		3-1
	3.3	Environmental		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Tenure History		4-1
	4.3	Agreements		4-2
		4.3.1	Pre-NovaGold Agreements	4-2
		4.3.2	SpectrumGold and Stikine	4-3
		4.3.3	SpectrumGold and NovaGold	4-3
		4.3.4	NovaGold and Teck Cominco	4-3
		4.3.5	NovaGold and Pioneer Metals Corporation	4-4
		4.3.6	NovaGold and Eagle Plains Resources/Copper Canyon Resources Ltd.	4-5
		4.3.7	NovaGold and Tahltan Nation	4-6
	4.4	Mineral Leases and Claims		4-6
		4.4.1	Galore Creek	4-6
		4.4.2	Grace Claims	4-11
		4.4.3	Copper Canyon	4-11
	4.5	Royalties and Encumbrances		4-11
	4.6	Permits		4-12
		4.6.1	Exploration	4-12
		4.6.2	Map Reserves	4-12
		4.6.3	Development	4-13
	4.7	Surface Rights		4-15
		4.7.1	Guide and Trapping Surface Rights	4-16
	4.8	Environment		4-16
	4.9	Socio-Economics		4-21

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
		5.1.1	Air	5-1
		5.1.2	Water	5-1
		5.1.3	Road	5-1
	5.2	Climate		5-2
	5.3	Local Resources and Infrastructure		5-2
		5.3.1	Local Resources	5-2

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

		5.3.2	Water	5-4
	5.4	Physiography		5-4
	5.5	Seismicity		5-5

6.0	HISTORY			6-1
	6.1	Galore Creek		6-1
		6.1.1	Early Exploration	6-1
		6.1.2	SpectrumGold/NovaGold Exploration	6-2
		6.1.3	Preliminary Assessment	6-3
		6.1.4	Feasibility Study	6-5
		6.1.5	March 2007 Resource Update	6-6
		6.1.6	AMEC Engineering Study Update	6-7
	6.2	Grace Claims		6-8
	6.3	Copper Canyon		6-9

7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
	7.2	Galore Creek Project Geology		7-3
		7.2.1	Summary	7-3
		7.2.2	Detailed Geology	7-3
		7.2.3	Local Geology	7-7
		7.2.4	Structure	7-13
		7.2.5	Alteration	7-14
		7.2.6	Deposits and Prospects	7-16
	7.3	Grace Claims Geology		7-25
	7.4	Copper Canyon Geology		7-25
		7.4.1	Volcanic Rocks	7-28
		7.4.2	Copper Canyon Porphyry	7-28
		7.4.3	Other Intrusive Rocks	7-30
		7.4.4	Breccias	7-31
		7.4.5	Alteration	7-31
		7.4.6	Structure	7-32

8.0	DEPOSIT TYPES			8-1

9.0	MINERALIZATION			9-1
	9.1	Galore Creek		9-1
		9.1.1	Central Zone	9-3
		9.1.2	Southwest Zone	9-3
		9.1.3	Junction and North Junction Zones	9-3
		9.1.4	West Fork Zone	9-4
		9.1.5	Middle Creek	9-4
		9.1.6	West Rim	9-4
		9.1.7	Butte and South Butte	9-4
		9.1.8	Saddle	9-5
		9.1.9	North Rim	9-5
	9.2	Grace Claims		9-5
	9.3	Copper Canyon		9-5
		9.3.1	Chalcopyrite-Gold Zone	9-8
		9.3.2	Gold-only Mineralization	9-8

10.0	EXPLORATION			10-1

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

	10.1	Galore Creek		10-1
		10.1.1	Grids and Surveys	10-1
		10.1.2	Geochemistry	10-3
		10.1.3	Geophysics	10-3
		10.1.4	Underground Sampling	10-7
		10.1.5	Drilling	10-7
		10.1.6	Bulk Density	10-8
		10.1.7	Petrology, Mineralogy, and Research Studies	10-8
		10.1.8	Geotechnical	10-8
	10.2	Grace Claims		10-10
	10.3	Copper Canyon		10-10

11.0	DRILLING			11-1
		11.1.1	Geophysics	11-1
	11.2	Galore Creek		11-2
		11.2.1	Pre-2003 Drilling	11-2
		11.2.2	SpectrumGold Drilling	11-7
		11.2.3	NovaGold Drilling	11-8
		11.2.4	Geotechnical and Hydrological Drilling	11-12
	11.3	Grace Claims		11-12
		11.3.1	NovaGold Exploration	11-12
		11.3.2	NovaGold Geotechnical	11-13
		11.3.3	2007 Grace Drilling by Barrick Gold Corp.	11-14
	11.4	Copper Canyon		11-14
	11.5	Sample Length/True Thickness		11-15

12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	Galore Creek		12-1
		12.1.1	Geochemical Sampling	12-1
		12.1.2	Underground Sampling	12-1
		12.1.3	Drill Sampling	12-2
		12.1.4	Density Determinations	12-4
	12.2	Grace Claims		12-7
	12.3	Copper Canyon		12-7

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			13-1
	13.1	Galore Creek		13-1
		13.1.1	Historic Drilling	13-1
		13.1.2	SpectrumGold	13-4
		13.1.3	NovaGold	13-4
		13.1.4	Databases	13-5
	13.2	Grace Claims		13-5
	13.3	Copper Canyon		13-6
	13.4	Sample Security		13-6
		13.4.1	Galore Creek	13-6
		13.4.2	Grace Claims	13-8
		13.4.3	Copper Canyon	13-9

14.0	DATA VERIFICATION			14-1
	14.1	QA/QC Review		14-1
		14.1.1	Galore Creek	14-1
	14.2	Data Verification Conclusions		14-10

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

	14.3	Previous Verification		14-10
		14.3.1	Galore Creek	14-11
		14.3.2	Copper Canyon	14-13

15.0	ADJACENT PROPERTIES			15-1
	15.1	Newmont Lake		15-1
	15.2	Kerr–Sulphurets–Mitchell		15-1
	15.3	Bronson Slope		15-2
	15.4	Schaft Creek		15-3
	15.5	Red–Chris		15-4

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Galore Creek		16-1
		16.1.1	1960s	16-1
		16.1.2	Dawson Metallurgical Laboratories, 1992	16-1
		16.1.3	Hatch, 2003	16-2
		16.1.4	Hatch, 2006	16-3
		16.1.5	AMEC 2007	16-5
		16.1.6	Process Plant	16-5
	16.2	Grace Claims		16-5
	16.3	Copper Canyon		16-5

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Galore Creek Resources		17-1
		17.1.1	Summary and Conclusions	17-1
		17.1.2	AMEC Review	17-2
		17.1.3	Introduction	17-2
		17.1.4	Coordinate System	17-3
		17.1.5	Topographic Data	17-3
		17.1.6	Specific Gravity Assignment	17-5
		17.1.7	Acid Soluble Copper Data	17-6
		17.1.8	Evaluation of Extreme Values	17-8
		17.1.9	Composite Sample Grade Exploratory Data Analysis	17-10
		17.1.10	Grade Variography	17-17
		17.1.11	Block Model Setup	17-17
		17.1.12	Grade Estimation Plan	17-19
		17.1.13	Ordinary Kriging	17-22
		17.1.14	Nearest Neighbour Estimation	17-22
		17.1.15	Inverse Distance to a Power Estimation	17-22
		17.1.16	Calculation of Whole Block Grades	17-22
		17.1.17	Block Model Visual Inspection	17-23
		17.1.18	Review of Kriging Run Files	17-23
		17.1.19	Model Validation	17-27
		17.1.20	Resource Classification	17-36
		17.1.21	Galore Creek Mineral Resources	17-38
		17.1.22	Comparison to March 2007 Resource	17-42
	17.2	Copper Canyon Resources		17-42
		17.2.1	2005 Technical Report	17-42
		17.2.2	NovaGold Work in Progress	17-44

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			18-1

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

19.0	OTHER RELEVANT DATA AND INFORMATION			19-1
	19.1	Galore Creek		19-1
		19.1.1	Mining	19-1
		19.1.2	Infrastructure	19-1
		19.1.3	Concentrates and Marketing	19-2
	19.2	Grace Claims		19-2
	19.3	Copper Canyon		19-2

20.0	INTERPRETATION AND CONCLUSIONS			20-1

21.0	RECOMMENDATIONS			21-1

22.0	REFERENCES			22-1
	22.1	Bibliography		22-1
	22.2	Glossary		22-6
	22.3	Abbreviations and Units of Measure		22-9

23.0	DATE AND SIGNATURE PAGE			23-1

T A B L E S

Table 1-1:	Summary of Galore Creek Measured and Indicated Mineral Resources Effective Date January 25, 2008 (1)	1-4
Table 1-2:	Summary of Galore Creek Inferred Mineral Resources Effective Date January 25, 2008(1)	1-5
Table 1-3:	Copper Canyon Inferred Mineral Resources @ 0.35% CuEQ Cutoff Effective Date February 9, 2005(1,3)	1-6
Table 2-1:	Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents	2-6
Table 4-1:	Galore Creek Property	4-7
Table 4-2:	Galore Creek Property – More Creek and Access Route Claims	4-9
Table 4-3:	Grace Claims	4-11
Table 4-4:	Copper Canyon Property – Claim Details	4-11
Table 4-5:	Major Provincial and Federal Permits, Licenses, & Authorizations Required for the Galore Creek Project	4-13
Table 6-1:	Resource Estimate, Effective Date June 3, 2004, P. Lacroix, QP	6-4
Table 6-2:	Galore Creek Reserves, Effective Date October 31, 2006, J. Gray, QP	6-6
Table 6-3:	Galore Creek Resources, Effective Date October 31, 2006, M. Lechner, QP	6-6
Table 6-4:	Galore Creek Resources, Effective Date March 28, 2007, K. Francis, QP	6-7
Table 9-1:	Summary Mineral Phases, Galore Creek	9-2
Table 10-1:	Galore Creek Exploration Summary	10-2
Table 10-2:	Exploration Completed to November 2007, Grace Claims	10-11
Table 10-3:	Exploration Completed to November 2007, Copper Canyon	10-13
Table 11-1:	Summary, Drill Programs, Galore Creek, Grace Claims and Copper Canyon	11-2
Table 11-2:	Drill Hole Programs used in Resource Estimation, Galore Creek	11-6
Table 11-3:	Drill Hole Programs used in Resource Estimation, Copper Canyon	11-6
Table 12-1:	SG Determinations, 2005, for Galore Creek	12-6
Table 14-1:	Density Determination Values Above and Below Disaggregation Zone	14-4
Table 14-2:	Summary, SRMs	14-6
Table 14-3:	Summary, Blanks	14-7

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Table 14-4:	Summary, Duplicate Data	14-8
Table 17-1:	Galore Creek Grade Estimate Basis	17-2
Table 17-2:	Specific Gravity Determinations by Area	17-5
Table 17-3:	Specific Gravity Assigned by Mineral Zone (Minzone)	17-6
Table 17-4:	Specific Gravity Assigned by Lithology Group	17-6
Table 17-5:	Acid Soluble Copper (%) vs. Depth	17-7
Table 17-6:	Assay Capping Thresholds	17-9
Table 17-7:	Principal Composite Fields used for Modeling	17-11
Table 17-8:	Area Codes and Abbreviations Used in Modeling	17-11
Table 17-9:	5m Cu Composite Grades by Area	17-16
Table 17-10:	5m Au Composite Grades by Area	17-16
Table 17-11:	5m Ag Composite Grades by Area	17-17
Table 17-12:	Principal Block Model Fields	17-18
Table 17-13:	Summary of Kriging Search Parameters	17-21
Table 17-14:	Central Area Rock Groups	17-21
Table 17-15:	Comparison of Copper Composites and Block Model Grade Estimates	17-30
Table 17-16:	Comparison of Gold Composites and Block Model Grade Estimates	17-31
Table 17-17:	Copper - Block Dispersion Variances	17-33
Table 17-18:	Gold - Block Dispersion Variances	17-33
Table 17-19:	Drill Hole Spacing Based on Confidence Limits – Measured Mineral Resource	17-37
Table 17-20:	Drill Hole Spacing Based on Confidence Limits – Indicated Mineral Resource	17-38
Table 17-21:	Summary of Galore Creek Measured and Indicated Mineral Resources Effective Date January 25, 2008(1)	17-40
Table 17-22:	Summary of Galore Creek Inferred Mineral Resources Effective Date January 25, 2008(1,3)	17-41
Table 17-23:	Copper Canyon Inferred Mineral Resources @ 0.35% CuEQ Cutoff Effective Date February 9, 2005 (1,3)	17-43

F I G U R E S

Figure 2-1:	Location Plan, Galore Creek	2-2
Figure 2-2:	Property Locations, Galore Creek Project	2-3
Figure 7-1:	Regional Geologic Plan	7-2
Figure 7-2:	Location Plan, Deposits and Prospects	7-6
Figure 7-3:	Galore Creek Lithology Codes	7-8
Figure 7-4:	Geological Cross-Section, Central Zone	7-19
Figure 7-5:	Geological Cross-Section, Southwest Zone	7-20
Figure 7-6:	Geological Cross-Section, Junction and North Junction Zones	7-21
Figure 7-7:	Geological Cross-Section, West Fork Zone	7-23
Figure 7-8:	General Geology, Grace Claims (after Logan and Koyanagi, 1992)	7-26
Figure 7-9:	General Geology, Copper Canyon (after Twelker, 2007)	7-27
Figure 7-10:	Geological Cross-Section, Copper Canyon (after Twelker, 2007)	7-29
Figure 9-1:	Approximate Plan Projection of Gold-Only (Yellow) and Chalcopyrite-Gold (Orange) Zones of Mineralization, Copper Canyon (Twelker, 2007)	9-6
Figure 9-2:	Simplified Cross-Section through Copper Canyon	9-7

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Figure 10-1:	Geophysical Survey Locations	10-5
Figure 10-2:	Drill Hole Location Plan, Grace Claims	10-12
Figure 10-3:	Drill Hole Location Plan, Copper Canyon	10-15
Figure 11-1:	Drill Hole Location Plan, Galore Creek	11-5
Figure 16-1:	Potential Simplified Flowsheet	16-1
Figure 17-1:	Distribution of Acid Soluble Copper Assays (Truncated UTM)	17-7
Figure 17-2:	Area Domain Names	17-12
Figure 17-3:	Histogram and Probability Plot for All Capped 5m Cu Composites	17-13
Figure 17-4:	Histogram and Probability Plot for All Capped 5m Au Composites	17-14
Figure 17-5:	Histogram and Probability Plot for All Capped 5m Ag Composites	17-15
Figure 17-6:	502.5m Bench – Block Model Copper Grade Estimate	17-24
Figure 17-7:	502.5m Bench – Block Model Gold Grade Estimate	17-25
Figure 17-8:	502.5m Bench – Block Model Silver Grade Estimate	17-26
Figure 17-9:	Cu Swath Plots	17-28
Figure 17-10:	Au Swath Plots	17-29
Figure 17-11:	Change of Support Copper Grade-Tonnage Curves – Central Replacement Zone	17-34
Figure 17-12:	Change of Support Gold Grade-Tonnage Curves – Central Replacement Zone	17-35

A P P E N D I C E S

Appendix A – List of drill hole composite samples exceeding 2% Cu
Appendix B – AMEC legacy data memo and NovaGold response
Appendix C – Variographic analysis
Appendix D – Kriging plans
Appendix E – Swath plot comparison of nearest neighbour model to kriged grade estimate
Appendix F – Histograms of nearest neighbour model and kriged grade estimate
Appendix G – Change of support curves

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

1.0	SUMMARY

NovaGold Resources Inc. (NovaGold) has prepared an updated Technical Report that meets the guidelines as outlined by Canadian National Instrument 43-101 for its Galore Creek property, an alkaline porphyry-style copper-gold-silver deposit that is located in northwestern British Columbia. NovaGold and Teck Cominco Limited have created a 50/50 partnership to develop the Galore Creek property, with all aspects of project development overseen by a joint managed operating company, Galore Creek Mining Corporation (GCMC). Kevin Francis, Manager of Resources for NovaGold and a qualified person as defined by NI 43-101 has reviewed sampling procedures, examined quality assurance/quality control (QA/QC) practices/results, and reviewed NovaGold’s estimate of Mineral Resources which includes drilling information through the 2006 drilling campaign. In addition to those reviews, the author performed a site visit in October of 2005 for the purpose of observing drilling and sampling procedures and to examine drill core and geologic logging practices and, as at the effective date of the report, there has been no material change in the scientific and technical information about the property since that site visit.

The Galore Creek property is located within the historic Stikine Gold Belt of northwestern British Columbia, approximately 1,030 kilometres northwest of Vancouver, British Columbia and 90 kilometres northeast of Wrangell, Alaska at latitude 57.13°N; longitude 131.47°W. Current access to the property is by helicopter.

In August 2003, SpectrumGold Inc. (now NovaGold Canada Inc.) entered into an option agreement to acquire a 100% interest in the Galore Creek Property from Stikine Copper Limited, a company owned by QIT-FER et Titane Inc. and Hudson Bay Mining and Smelting Co. Limited. On March 28, 2007, NovaGold exercised its option to purchase 100% of Stikine Copper Limited; full acquisition was completed on July 1, 2007. In 2004, SpectrumGold Inc. (now NovaGold Canada Inc.) entered into an option agreement with Eagle Plains Resources Ltd. giving NovaGold the exclusive right to earn up to an 80% interest in the Copper Canyon property, comprising 4 located claims. On November 14, 2007, NovaGold provided notice that it had exercised its option to acquire a 60% interest in the Copper Canyon property. In March 2004, NovaGold entered into an option agreement with Pioneer Metals Corporation giving NovaGold the exclusive right to earn up to a 60% interest in the Grace claims, comprising 5 located claims. The Grace claims were acquired by the Galore Creek partnership effective December 3, 2007.

Since 2003 NovaGold has conducted a series of diamond drilling campaigns to further define and delineate the known mineralized zones within the Galore Creek area. An updated resource model was constructed by NovaGold personnel using all data that were available through the 2006 season. Various geologic models were constructed

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

for each mineralized zone to constrain the estimate of block grades. These geologic domains consisted of either grade envelopes and/or lithologic units specific to each area. Copper, gold, and silver block grades were estimated into 25 m by 25 m by 15 m high blocks using 5-metre-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on an analysis of cumulative probability plots. The grade models were validated by visual and statistical methods and are regarded to be globally unbiased. The blocks were then classified into Measured, Indicated, and Inferred Mineral Resource categories using the number of data and distance to data method.

A feasibility study on the Galore Creek project was compiled by Hatch Ltd. (Hatch) in October 2006 (Rustad et al., 2006), and incorporated a first-time declaration of reserves for the project. The October 2006 feasibility study is not to be relied upon.

From April 2007, AMEC Americas Limited (AMEC) undertook a re-estimation of capital and operating costs, and a review of work completed. The review covered the entire project with a focus on construction of the mine facilities and tailings and water management structures. In September 2007, AMEC commenced updating the October 2006 feasibility study and auditing or reviewing the scientific and technical aspects of the project.

On May 23, 2007, NovaGold and Teck Cominco Limited (Teck Cominco) announced the formation of a 50/50 partnership to the build the Galore Creek copper-gold mine. The partnership became effective on August 1, 2007 and continued construction activities through GCMC.

In October 2007, AMEC’s preliminary work indicated that capital costs may be significantly higher than originally estimated in the October 2006 feasibility study. A team of AMEC, NovaGold, Teck Cominco and GCMC mining professionals were directed to conduct a six week review of the project to ascertain if significant savings in capital costs could be realized. Along with changes in scope from the feasibility study, the large portion of the capital cost increase was related to the complex sequencing of activities necessary to build the tailings dam and water management structures, and the resulting extension of the construction schedule by 18 to 24 months.

The project was also impacted by the rapidly escalating capital costs affecting major construction projects worldwide. This, combined with reduced operating margins as a result of the stronger Canadian dollar, made the project uneconomic, as conceived and permitted from the October 2006 feasibility study. On November 26, 2007 Galore Creek construction was suspended pending further engineering studies to determine the best path forward. The feasibility study update was discontinued. In light of the present uneconomic status of the project, NovaGold and Teck Cominco announced on

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

January 16, 2008 that reserves have been restated as resources – which are compliant with NI 43-101 requirements.

Measured, Indicated, and Inferred Mineral Resources constrained within a conceptual pit shell were tabulated for the Galore Creek project. Metals prices of US$1.55/lb of copper, US$650/oz of gold, and US$11/oz of silver were used to generate the conceptual pit shell. Mining costs, processing costs, metal recoveries, and pit slope angles confirmed during the AMEC project review were used to generate the conceptual pit.

Based on the resource model with an effective date of January 25, 2008, the Galore Creek deposit contains 785.7 million tonnes of Measured and Indicated Mineral Resources at a 0.21% copper equivalent cut-off grade grading 0.52% copper, 0.37 g/t gold, and 4.4 g/t silver (Table 1-1). Inferred Mineral Resources summarized in Table 1-2 are 357.7 million tonnes at a 0.21% copper equivalent cut-off grade grading 0.36% copper, 0.18 g/t gold, and 3.7 g/t silver.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Table 1-1:	Summary of Galore Creek Measured and Indicated Mineral Resources
Effective Date January 25, 2008 (1)

Measured						Indicated					Measured + Indicated
Cutoff	Tonnes	Cu	Au	Ag	CuEQ(2)	Tonnes	Cu	Au	Ag	CuEQ(2)	Tonnes	Cu	Au	Ag	CuEQ(2)
%CuEQ(2)	M	%	g/t	g/t	%	M	%	g/t	g/t	%	M	%	g/t	g/t	%
0.15	6.1	0.43	0.31	3.7	0.63	892.1	0.47	0.26	4.5	0.64	898.2	0.47	0.26	4.5	0.64
0.20	4.8	0.51	0.36	4.3	0.75	797.7	0.51	0.28	4.8	0.69	802.5	0.51	0.28	4.8	0.69
0.21	4.7	0.52	0.37	4.4	0.77	781.0	0.52	0.29	4.9	0.70	785.7	0.52	0.29	4.9	0.70
0.25	4.3	0.56	0.39	4.6	0.82	720.8	0.54	0.30	5.1	0.74	725.1	0.54	0.30	5.1	0.74
0.30	3.8	0.60	0.42	5.0	0.89	654.8	0.58	0.32	5.4	0.79	658.6	0.58	0.32	5.4	0.79
0.35	3.4	0.65	0.45	5.4	0.95	590.9	0.62	0.34	5.6	0.84	594.3	0.62	0.34	5.6	0.84
0.40	2.9	0.72	0.49	5.8	1.05	532.3	0.65	0.36	5.9	0.89	535.2	0.65	0.36	5.9	0.89
0.45	2.5	0.79	0.54	6.3	1.14	479.5	0.69	0.38	6.1	0.94	482.0	0.69	0.38	6.1	0.94
0.50	2.3	0.83	0.56	6.6	1.20	430.3	0.73	0.41	6.3	0.99	432.6	0.73	0.41	6.4	1.00
0.55	2.2	0.86	0.56	6.7	1.24	388.5	0.77	0.43	6.6	1.04	390.7	0.77	0.43	6.6	1.05
0.60	2.0	0.91	0.60	7.2	1.30	350.9	0.80	0.45	6.8	1.09	352.9	0.80	0.45	6.8	1.10
0.65	2.0	0.90	0.58	7.0	1.32	316.0	0.84	0.48	7.0	1.15	318.0	0.84	0.48	7.0	1.15
0.70	1.9	0.93	0.60	7.3	1.35	285.3	0.87	0.50	7.2	1.20	287.2	0.87	0.50	7.2	1.20

1)

Resources are contained within a conceptual pit using metal prices of US$1.55/lb Cu, US$650/oz Au, and US$11/oz Ag. Appropriate mining costs, processing costs, metal recoveries, and pit slope angles developed during feasibility were to generate the conceptual pit.

2)	The copper equivalent grade was calculated as follows:
CuEQ = Recoverable Revenue / 2204.62 * 100 / 1.55 / Cu Recovery / 100

Where: CuEQ = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = Recovery for copper based on mineral zone and total copper grade (Section 18)

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Table 1-2:	Summary of Galore Creek Inferred Mineral Resources
Effective Date January 25, 2008(1)

Cutoff	Tonnes	Cu	Au	Ag	CuEQ(2)
%CuEQ(2)	M	%	g/t	g/t	%
0.15	484.4	0.30	0.15	3.1	0.45
0.20	374.8	0.35	0.18	3.6	0.53
0.21	357.7	0.36	0.18	3.7	0.54
0.25	307.7	0.40	0.19	4.0	0.59
0.30	260.0	0.43	0.20	4.3	0.65
0.35	222.0	0.47	0.22	4.6	0.71
0.40	190.5	0.50	0.23	4.8	0.76
0.45	161.2	0.54	0.24	5.1	0.82
0.50	134.9	0.57	0.26	5.4	0.89
0.55	112.9	0.61	0.27	5.6	0.96
0.60	96.4	0.64	0.29	5.9	1.03
0.65	81.3	0.67	0.30	6.1	1.10
0.70	68.8	0.70	0.32	6.3	1.18

1)

Resources are contained within a conceptual pit using metal prices of US$1.55/lb Cu, US$650/oz Au and US$11/oz Ag. Appropriate mining costs, processing costs, metal recoveries, and pit slope angles developed during feasibility were to generate the conceptual pit.

2)	The copper equivalent grade was calculated as follows:
CuEQ = Recoverable Revenue / 2204.62 * 100 / 1.55 / Cu Recovery / 100

Where: CuEQ = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = Recovery for copper based on mineral zone and total copper grade (Section 18).

3)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

The author has performed several checks of the Galore Creek resource model. These checks included a visual comparison of drill hole composite and block grades in section and plan, a global grade bias check (relative to a nearest neighbour model), a set of swath plots that compare the nearest neighbour grades to the kriged copper and gold block grades, and measuring the model for appropriate change of support adjustment. Based on these reviews, it is the author’s opinion that the NovaGold resource model is globally unbiased and is suitable to be used for subsequent pit optimization and mine planning activities.

Based on the Copper Canyon resource model with an effective date of February 9, 2005, the Copper Canyon deposit contains 164.8 million tonnes of Inferred Mineral Resources at a 0.35% copper equivalent cut-off grade grading 0.35% copper, 0.54 g/t gold, and 7.15 g/t silver (Table 1-3).

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Table 1-3:	Copper Canyon Inferred Mineral Resources @ 0.35% CuEQ Cutoff
Effective Date February 9, 2005(1,3)

Cutoff	Tonnes	Cu	Au	Ag	CuEQ(2)
%CuEQ(2)	(M	%	g/t	g/t	%
0.35	164.8	0.35	0.54	7.15	0.74
0.50	116.1	0.41	0.64	8.30	0.87
0.70	63.0	0.50	0.86	10.21	1.11
1.00	29.2	0.65	1.14	13.03	1.45
1.30	15.6	0.83	1.32	15.70	1.72

1)	The Copper Canyon resource appears to be amenable to open pit mining method and has reasonable prospects of economic extraction based on the geometry of the mineralization and depth below surface.
2)

The Copper Canyon copper equivalent (CuEQ) calculation uses metal prices US$375/oz for gold, US$5.50/oz for Ag and US$0.90/lb for copper. Copper equivalent calculations reflect gross metal content that have been adjusted for metallurgical recovery based on the following criteria:
copper recovery = %Cu -0.06)/%Cu with a minimum of 50% and maximum of 80%
gold recovery = (Au g/t -0.14)/Au g/t with a minimum of 30% and maximum of 80%
silver recovery = 80%.

3)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

The author has reviewed the previous work and performed checks of the Copper Canyon resource model. These checks included a visual comparison of drill hole composite and block grades in section and plan. Based on this review, it is the author’s opinion that the Copper Canyon resource model is reasonable for an Inferred Mineral Resource. At the date of this report, the Copper Canyon resource estimate is being updated to include all recent drill holes and geologic interpretation; it is expected to be completed during the first quarter of 2008.

There is no history of development or production from the Galore Creek or Copper Canyon property except for driving two short adits into the Central and Southwest Zones in 1966 and 1967 by Kennco Exploration, in order to collect metallurgical samples.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

2.0	INTRODUCTION

NovaGold Resources Inc. (NovaGold) has completed a Technical Report (the Report) for the Galore Creek project (Galore Creek, or the project), located in northwestern British Columbia (see Figure 2-1). The Galore Creek project includes the Galore Creek property, the Grace claims and the Copper Canyon property (Figure 2-1).

Updated mineral resources are discussed in this report for the Galore Creek project.

NovaGold will be using the report in support of disclosures with the Toronto Stock Exchange, and in support of the Annual Information Form and ongoing continuous disclosure obligations.

All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise. The exchange rate as agreed to by NovaGold and Teck Cominco is US$1.00 equal to approximately C$1.11. The actual exchange rate on January 25, 2008 is US$1.00 equals approximately C$1.01.

2.1	Qualified Person

Kevin Francis, Manager of Resources and an employee of NovaGold Resources Inc., served as the Qualified Person (QP) responsible for the preparation of the report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the Technical Report).

The QP visited the Galore Creek project on October 17 and 18 of 2005, during which time additional background data was reviewed and as at the effective date of the report there has been no material change in the scientific and technical information about the property since that date.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Figure 2-1: Location Plan, Galore Creek

Dease Lake
BRITISH COLUMBIA
Galore Creek & Copper Canyon Deposits
Canada
USA
Hwy 37
Stewart
Nissga Hwy
Hwy 37
New Aiyansh
Hwy 16
Smithers
Terrace
N
6500000
6400000
6300000
6200000
6100000
6000000
270000
370000
470000
570000
670000
0
25
50
100
Km
UTM NAD83 Zone 9
NovaGold Canada Inc.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Effective Dates

Several effective dates are appropriate for this report, as shown below:

º	Effective Date of the report – January 25, 2008
º	Effective Date of the Galore Creek Mineral Resources – January 25, 2008

2.2	Previous Technical Reports

Subsequent to a feasibility study being completed on the Galore Creek project in October 2006, a decision was made to progress to production. NovaGold received the Environmental Assessment Certificate in February 2007, and in May 2007, Teck Cominco announced its intention to form a partnership with NovaGold (the Galore Creek Partnership) to hold the project on a 50/50 basis. NovaGold’s Board of Directors announced a decision to commence construction of the project in June 2007. The Galore Creek Partnership became effective August 1, 2007 and continued operations through GCMC. On November 26, 2007 Teck Cominco and NovaGold suspended construction activities as a project review and completion of the first season of construction indicated substantially higher capital costs and a longer construction schedule for the project.

A technical report on the October 2006 feasibility study was prepared for NovaGold, and is on file at www.sedar.com. The October 2006 report is not to be relied upon. The report is entitled:

Rustad, B., Gray, J., Lechner, M., Teh, H., Bruce, I., Parolin, B., Guy, A., Boychuck, K., Brox, B., and Holborn, D., 2006: Galore Creek Project Feasibility Study Northwestern British Columbia: unpublished technical report to NovaGold Canada Inc. by Hatch Ltd., effective date October 31, 2006.

Other technical reports filed on Sedar for the property include:

Giroux, G.H. and Morris, R.J., 2005: Geology and Resource Potential of the Galore Creek Property: unpublished technical report to NovaGold Canada Inc by Hatch Ltd., GRTechnical Services Ltd. and Giroux Consultants Ltd., effective date May 18, 2005.

Lacroix, P.A., 2004: Update on Resources Galore Creek Project, British Columbia: unpublished technical report to NovaGold Resources Inc. and SpectrumGold Inc. by Associated Mining Consultants Ltd., effective date June 3, 2004.

This Technical Report documents the resources for the Galore Creek project.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

2.3	Other Properties (NI 43-101 F1 Instruction 6)

This Technical Report contains summary data on the Grace claims and Copper Canyon property. The Grace claims were recently acquired from Pioneer Metals Corporation and merged into the Galore Creek property. The Copper Canyon property is held through a property agreement between NovaGold and Copper Canyon Resources Ltd. Under Instruction 6 of NI 43-101F1, the work completed on this tenement is included as summaries only. There is presently no intention to develop the property as part of the Galore Creek project. The location plan for the Copper Canyon property is the same as indicated for Galore Creek in Figure 2-1.

Technical reports on file for these properties at www.sedar.com include:

St Clair Dunn, D., 2006: Report on Geology and Exploration on the Grace Project, UTM: 351,600E 6,341,000N, Zone 9 Liard Mining Division, British Columbia, Canada: unpublished technical report to Pioneer Metals Ltd by D. St. Clair Dunn, effective date May 26, 2006.

Gray, J.H., Morris, R.J., and Giroux, G.H., 2005: Geology and Resource Potential of the Copper Canyon Property: unpublished technical report to NovaGold Resources Inc. by Hatch Ltd., GRTechnical Services Ltd. and Giroux Consultants Ltd., effective date February 9, 2005.

2.4	Technical Report Sections and Required Items under NI 43-101

Table 2-1 relates the sections as shown in the contents page of this report to the Prescribed Items Contents Page of NI 43-101. The main differences are that Item 25 “Additional Requirements for Technical Reports on Development Properties and Production Properties” is incorporated into the main body of the report, immediately following Item 19, “Mineral Resource and Mineral Reserve Estimates”, and that all illustrations (Item 26, “Illustrations”) are included in the body of the report immediately following the text citation of the appropriate illustration.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Table 2-1:	Contents Page Headings in Relation to NI 43-101 Prescribed Items—
Contents

NI 43-101	NI 43-101 Heading	Report	Report Section Heading
Item Number		Section
Number
Item 1	Title Page		Cover page of report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources,	Section 5	Accessibility, Climate, Local
	Infrastructure and Physiography		Resources, Infrastructure and
Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and
Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18:	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and
Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve	Section 17	Mineral Resource and Mineral
	Estimates		Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and
Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports	Section 18	Additional Requirements for
	on Development Properties and Production		Technical Reports on Development
	Properties		Properties and Production
Properties
Item 26	Illustrations		Incorporated in report under
appropriate section number,
immediately after first citation in text

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

3.0	RELIANCE ON OTHER EXPERTS

The author of this Technical Report states that he is a qualified person for those areas as identified in the “Certificate of Qualified Person” attached to this report. The author has relied, and believes there is a reasonable basis for this reliance, upon NovaGold consultants, who provided information regarding mineral rights, surface rights, permitting, taxation and environmental issues in sections of this Technical Report as noted below.

3.1	Mineral Tenure

The QP has not reviewed the mineral tenure, nor independently verified the legal status or ownership of the project area or underlying property agreements. The QP has relied upon NovaGold experts for this information.

3.2	Surface Rights, Access and Permitting

The QP has relied on information regarding Surface Rights, Road Access and Permits, including the status of the granting of surface rights for land designated for mining, milling, dumps and tailings impoundments and have relied upon NovaGold experts for this information.

3.3	Environmental

The QP has relied upon the environmental status for the project and has relied upon opinions of experts retained by NovaGold and the GCMC environmental management team.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Galore Creek project is located approximately 70 kilometres west of the Bob Quinn airstrip on Highway 37 and 150 kilometres northeast of the port of Stewart, and 370 kilometres northwest of the town of Smithers, British Columbia, Canada, at approximate latitude 57° 07'30"N and longitude 131°27'W (UTM NAD83, Zone 9 (m) coordinates 6334850N, 351200E). Smithers is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver, BC. In Alaska, the closest community is Wrangell.

Access is via private air-charter (see Section 5.1) .

The property is situated about 80 kilometres northwest of the precious metals-rich Eskay Creek volcanic-hosted massive sulphide deposit, currently operated by Barrick Gold Corp. It is adjacent to the Copper Canyon deposit, held by Copper Canyon Resources Ltd. (and under option by NovaGold) and 38 kilometres from the Schaft Creek project being explored by Copper Fox Metals Ltd and Teck Cominco Ltd.

Property elevations range from 500 to 2,080 masl.

The Copper Canyon property, contiguous with the Galore Creek property to the east, is accessed either via the Galore Creek airstrip, or via helicopter from Bob Quinn.

4.2	Tenure History

The Galore Creek property was discovered in 1955, and originally staked by Stikine Copper Ltd., a joint venture between Kennecott Canada Inc. (Kennecott), Hudson Bay Mining and Smelting Co. Ltd. (Hudson Bay) and Cominco Ltd. Until 1968, Kennecott was operator. From 1972 to 1976, Hudson Bay was operator. Mingold Resources Inc. (an affiliated company of Hudson Bay) explored during 1989. In 1991, Kennecott resumed as operator, but work was only completed on the project by Kennecott during that year.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

SpectrumGold Inc. (now NovaGold Canada Inc.) signed an option agreement on July 31, 2003 with Stikine Copper Limited, QIT-Fer et Titane Inc., and Hudson Bay Mining and Smelting Co. Ltd. to acquire a 100% interest in the core claims of the Galore Creek property. In mid-2004, NovaGold acquired all outstanding shares in SpectrumGold Inc. and amalgamated the company with NovaGold Canada Inc. All project rights were transferred to NovaGold Canada Inc. at that time.

In 2005, NovaGold reviewed the status of all Galore Creek property mineral claims and recommended that legacy claims be converted to cell claims as allowed by the amended BC Mineral Tenure Act. All parties agreed to this conversion and signed the Galore Creek Legacy Claim Cell Conversion Agreement dated June 30, 2005.

Between July 6 and 11, 2005, NovaGold converted the Galore claims with the exception of claims located adjacent to third party cell claims.

On March 28, 2007, NovaGold exercised the Stikine option, and acquired 100% of the project as at June 1, 2007. Teck Cominco Ltd became a 50/50 partner in the entire Galore Creek project with NovaGold on August 1, 2007; under the agreement The Galore Creek Partnership was established to develop the Galore Creek mine and created the jointly controlled operating company called the Galore Creek Mining Corporation (GCMC). Teck Cominco has certain funding and other obligations to retain its interest. The remaining 50% is held by NovaGold.

On December 18, 2007 GCMC applied drilling expenditures incurred on the Galore Creek property as assessment work to advance all claims contiguous with the Galore Creek property to an expiry year of 2017 or 2018, the maximum allowed under the Mineral Tenure Act. Assessment work was not applied to claims that were legally surveyed and being considered for mining lease application

GCMC has increased its claims in the Galore Creek property area through staking, purchase, and option agreements.

In addition to the Galore Creek property, NovaGold holds interest in the adjacent Copper Canyon claims, under a property agreement with Copper Canyon Resources.

4.3	Agreements

4.3.1	Pre-NovaGold Agreements

The claims that cover the core of the Galore Creek property were wholly-owned by Stikine Copper Limited (Stikine). Stikine was incorporated in 1963, and consolidated the regional holdings of Kennecott Canada Inc. (76% and operator), Hudson Bay

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Mining and Smelting Co. Limited (Hudson Bay) (19%), and Consolidated Mining and Smelting Company of Canada Limited (5%; Barr, 2004). Stikine was controlled by QIT-Fer et Titane Inc. (55%; a wholly-owned subsidiary of Rio Tinto Ltd.) and Hudson Bay (45%).

The Galore Creek property consisted of 292 two-post claims, of which 39 are fractions, all held in the name of Stikine Copper Limited.

4.3.2	SpectrumGold and Stikine

In August 2003, SpectrumGold Inc. entered into an option agreement to acquire Stikine. The agreement included completion of a pre-feasibility study on the project and making payments to the parties totalling US$20.3 million within a period of eight years. Payments of US$0.3 million in aggregate were required over the first three years of the option, with the remaining US$20 million to be paid over the following five years. There was to be no retained interests, royalties or back-in rights on the project.

On March 28, 2007, NovaGold exercised its option to purchase 100% of Stikine Copper Limited; full acquisition was completed on July 1, 2007. In June 2007, six mineral claims held by Stikine Copper Limited were transferred to NovaGold Canada Inc.

4.3.3	SpectrumGold and NovaGold

In July 2004, NovaGold Resources Inc. acquired the balance of SpectrumGold Inc. that it did not own, and SpectrumGold Inc. was amalgamated with NovaGold Canada Inc. Agreements with Stikine, Pioneer Metals Corporation and Copper Canyon Resources Ltd. were transferred to NovaGold.

4.3.4	NovaGold and Teck Cominco

On May 23, 2007, NovaGold and Teck Cominco Ltd. announced a 50/50 partnership to develop the Galore Creek property. On August 1, 2007 the Galore Creek Partnership was established to develop the Galore Creek mine and created the jointly controlled operating company called the Galore Creek Mining Corporation. In October 2007, all Galore Creek claims held by NovaGold Canada Inc. were transferred to the Galore Creek Mining Corporation.

Pursuant to the August 1, 2007 Partnership Agreement, to earn its 50% interest in the Galore Creek partnership, Teck Cominco was to fund approximately US$478 million (C$520 million) in construction costs, with each company responsible for its pro rata share of funding thereafter.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

On November 26, 2007 NovaGold and Teck Cominco suspended construction of the Galore Creek project. In light of this development, NovaGold and Teck Cominco agreed to amend the terms of Teck Cominco’s earn-in obligations in connection with the project. Under the amended arrangements, Teck Cominco will invest an additional $72 million in the Partnership to be used over the next five years principally to reassess the project and evaluate alternative development strategies. In addition, Teck Cominco’s sole funding of other project costs incurred after August 1, 2007 now total $263 million and NovaGold and Teck Cominco will share the next $100 million of project costs 33% and 67% respectively, and will share costs proportionately thereafter.

4.3.5	NovaGold and Pioneer Metals Corporation

In March 2004 SpectrumGold entered into an option agreement with Pioneer Metals Corporation (Pioneer) giving SpectrumGold the exclusive right to earn up to a 60% interest in the Grace property. To exercise the option, NovaGold was to subscribe for 3.92 million units of Pioneer and incur property expenditures of C$5 million on or before March 29, 2009.

The property consists of five located claims (originally about 2500 ha, now about 2,841 ha following conversion) contiguous with, and north of, the Galore Creek claims. All claims were registered in the name of Pioneer, and are in good standing until December 1, 2017 or 2018.

In 2005, to consolidate the project holdings and reduce future surveying costs the Grace 1, 2 and 3 legacy claims were converted to cell claims as per the Galore Creek Legacy Claim Cell Conversion Agreement of June 30, 2005. Additionally, the Grace G cell claim was acquired on July 12, 2005, to cover a possible gap between the Grace 2 and 4 claims. Claim data is included in Section 4.4.2.

In October 2005, NovaGold received a writ of summons from Pioneer to rescind the Grace agreement. As a result NovaGold was not allowed to file assessment for work completed in 2005 although a formal written request was made to do so. Instead, in early 2006, Pioneer filed cash in lieu of work on the Grace G claim advancing the claim at that time to July 12, 2008. Barrick Gold Corp (Barrick) made an offer for the company during July 2006, and acquired all the outstanding shares in Pioneer in March 2007.

On November 8, 2007, Barrick and NovaGold announced that the Grace claims would be sold 100% to the GCMC. GCMC deposited C$54 million in escrow concurrent with the execution of the settlement agreement. On December 3, 2007 Pioneer transferred all of the Grace mineral claims to GCMC upon payment of the C$54 million.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

4.3.6	NovaGold and Eagle Plains Resources/Copper Canyon Resources Ltd.

NovaGold has an option agreement with Eagle Plains Resources Ltd. (Eagle Plains) to acquire up to 80% interest in the Copper Canyon property to the east of the GCMC claims, dating from March 2004.

The Copper Canyon claims were initially staked by American Metals Corp. (AMAX) in August, 1956, but were forfeited during the 1990s. Eagle Plains acquired 100% of the claims from prospector Bernard Kreft, of Whitehorse. Copper Canyon Resources Ltd. was spun-off from the holdings of Eagle Plains in June 2006. The Copper Canyon property is now held by Copper Canyon Resources Ltd.

Under the option agreement, NovaGold has issued 296,296 common shares to Eagle Plains and incurred property expenditures of C$3 million to earn a 60% interest. To earn another 20% interest, NovaGold has to make a payment of C$1 million within 90 days of exercising the first option and complete a feasibility study within eight years of the agreement effective date.

In addition, NovaGold assumed the commitments of the underlying option agreement dated May 28, 2002 with Bernard Kreft that included payments totalling C$250,000 and a 2% net smelter return (NSR).

The claims surrounded eleven two-post claims (Bik 1, Bik 2, Bik 3, and eight Penny claims) originally held by Silver Standard Resources. In 2004, SpectrumGold Inc. acquired the claims from Silver Standard Resources Inc. and Teck-Cominco Limited. In June 2005, NovaGold transferred its 100% interest in the eleven two-post claims (Bik 1, Bik 2, Bik 3 and eight Penny claims) to Eagle Plains as per Section 15.1 of the option agreement.

In July 2005, NovaGold converted the Copper Canyon claims with the exception of VIA 35 and VIA 37 legacy claims to cell mineral claims. The VIA 35 and VIA 37 claims were not converted, since a portion of their held area would be surrendered to the adjacent cell claim holder on conversion. In 2006, the option agreement land schedule was revised to include mineral claims subject to the option agreement area of interest and replacement cell claims. This revised schedule was presented to Copper Canyon Resources Ltd. and Bernard Kreft for approval.

On November 23, 2006 NovaGold applied drilling expenditures incurred on the Copper Canyon property as assessment work to advance claim expiry dates to December 1, 2016 the maximum allowed under the Mineral Tenure Act. Claim details are shown in Section 4.4.3.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

On November 14, 2007, NovaGold advised Copper Canyon Resources Ltd. that NovaGold had completed the requirements to earn the 60% interest. As of the effective date of this report, Copper Canyon has not confirmed completion of NovaGold’s earn-in requirements. The agreement calls for maximum filing of 2007 assessment work which will extend claim expiry dates to December 1, 2018. This filing is expected to be completed by the end of February 2008.

4.3.7	NovaGold and Tahltan Nation

On February 13, 2006 NovaGold announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation in, and support of, the development of the Galore Creek project. Financial contributions will be made by the Galore Creek Partnership to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than C$1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of C$1 million or a 0.5% to 1.0% net smelter royalty each year. The agreement will remain in effect throughout the life of the Galore Creek project and will be binding on any future operator of the mine.

4.4	Mineral Leases and Claims

4.4.1	Galore Creek

The claim status for the Galore claims held in the name of GCMC is shown in Table 4-1. The 100 GCMC claims total 52,795.08 ha. An additional 74 claims, for 32,216.28 ha total, held by GCMC cover areas required for the access road, concentrator pipeline and laydown areas in the vicinity of Bob Quinn (Table 4-2).

Contiguous claims within the Galore Creek property have had assessment work filed on them. Assessment work was not filed for claims that were not contiguous.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Table 4-1: Galore Creek Property

Tenure No.	Claim Name	Title Holder	Area Hectares	Expiry Date
	Recorded			(year/mo/day)
516158	Cell Claim	GCMC (211373) – 100%	772.237	2016/DEC/01
516165	Cell Claim	GCMC (211373) – 100%	667.543	2016/DEC/01
516177	Cell Claim	GCMC (211373) – 100%	175.777	2016/DEC/01
516178	Cell Claim	GCMC (211373) – 100%	457.053	2018/DEC/01
516179	Cell Claim	GCMC (211373) – 100%	1,317.27	2018/DEC/01
516459	Galore 1 Cell	GCMC (211373) – 100%	1,721.252	2016/DEC/01
	Claim
Southwest Claims
412228	GL 16	GCMC (211373) – 100%	500	2018/DEC/01
501931	PORC01	GCMC (211373) – 100%	405.39	2017/JAN/12
501965	PORC02	GCMC (211373) – 100%	440.514	2017/JAN/12
501999	PORC03	GCMC (211373) – 100%	105.708	2017/JAN/12
509232	tunnel	GCMC (211373) – 100%	333.757	2018/DEC/01
509234	porc 04	GCMC (211373) – 100%	440.357	2017/MAR/18
509235	porc 05	GCMC (211373) – 100%	405.158	2017/MAR/18
509250	porc 06	GCMC (211373) – 100%	123.308	2017/MAR/18
509253	sphaler 01	GCMC (211373) – 100%	422.571	2017/MAR/18
509259	sphaler 02	GCMC (211373) – 100%	211.356	2017/MAR/18
511868	SPHCR 01	GCMC (211373) – 100%	405.262	2017/APR/30
511869	SPHCR02	GCMC (211373) – 100%	422.876	2017/APR/30
511870	SPHCR03	GCMC (211373) – 100%	422.878	2017/APR/30
516235	Cell Claim	GCMC (211373) – 100%	1161.63	2018/DEC/01
516275	Cell Claim	GCMC (211373) – 100%	1407.331	2018/DEC/01
516327	Cell Claim	GCMC (211373) – 100%	999.585	2018/DEC/01
516335	Cell Claim	GCMC (211373) – 100%	1354.185	2015/DEC/01
516340	Cell Claim	GCMC (211373) – 100%	1195.156	2018/DEC/01
516342	Cell Claim	GCMC (211373) – 100%	1107.372	2018/DEC/01
516345	Cell Claim	GCMC (211373) – 100%	949.18	2018/DEC/01
516359	Cell Claim	GCMC (211373) – 100%	789.736	2018/DEC/01
516367	Cell Claim	GCMC (211373) – 100%	1052.596	2018/DEC/01
516377	Cell Claim	GCMC (211373) – 100%	1143.352	2018/DEC/01
516474	SPHCR 04	GCMC (211373) – 100%	422.996	2017/JUL/08
516475	SPHCR 05	GCMC (211373) – 100%	422.996	2017/JUL/08
516496	Cell Claim	GCMC (211373) – 100%	1299.197	2018/DEC/01
516505	Cell Claim	GCMC (211373) – 100%	1126.672	2018/DEC/01
516508	Cell Claim	GCMC (211373) – 100%	1020.993	2018/DEC/01
516509	Cell Claim	GCMC (211373) – 100%	1039.113	2018/DEC/01
516511	Cell Claim	GCMC (211373) – 100%	968.695	2018/DEC/01
516691	Cell Claim	GCMC (211373) – 100%	563.2	2018/DEC/01
556327	Cell Claim	GCMC (211373) – 100%	387.2667	2018/DEC/01
556330	Cell Claim	GCMC (211373) – 100%	281.5297	2018/DEC/01
556331	Cell Claim	GCMC (211373) – 100%	140.7942	2018/DEC/01
556334	Cell Claim	GCMC (211373) – 100%	211.1915	2018/DEC/01
SPC Contact
410802	J3	GCMC (211373) – 100%	300	2018/DEC/01
410810	CONTACT 5	GCMC (211373) – 100%	200	2018/DEC/01

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Tenure No.	Claim Name	Title Holder	Area Hectares	Expiry Date
	Recorded			(year/mo/day)
410812	CONTACT 7	GCMC (211373) – 100%	450	2018/DEC/01
412241	GL 29	GCMC (211373) – 100%	500	2018/DEC/01
501126	SPC11	GCMC (211373) – 100%	368.042	2017/JAN/12
501150	SPC01	GCMC (211373) – 100%	438.094	2017/JAN/12
501166	SPC02	GCMC (211373) – 100%	438.096	2017/JAN/12
501212	SPC03	GCMC (211373) – 100%	437.848	2017/JAN/12
501276	SPC04	GCMC (211373) – 100%	437.851	2017/JAN/12
501341	SPC06	GCMC (211373) – 100%	315.279	2017/JAN/12
501401	SPC07	GCMC (211373) – 100%	210.367	2017/JAN/12
501428	SPC05	GCMC (211373) – 100%	315.486	2017/JAN/12
501454	SPC09	GCMC (211373) – 100%	438.097	2017/JAN/12
501496	SPC10	GCMC (211373) – 100%	437.858	2017/JAN/12
501524	SPC12	GCMC (211373) – 100%	367.917	2017/JAN/12
501560	SPC13	GCMC (211373) – 100%	367.793	2017/JAN/12
501583	SPC14	GCMC (211373) – 100%	420.171	2017/JAN/12
501603	SPC15	GCMC (211373) – 100%	420.137	2017/JAN/12
501634	SPC16	GCMC (211373) – 100%	280.043	2017/JAN/12
501660	SPC17	GCMC (211373) – 100%	420.095	2017/JAN/12
501669	SPC18	GCMC (211373) – 100%	437.659	2017/JAN/12
501685	SPC20	GCMC (211373) – 100%	419.889	2017/JAN/12
501726	SPC19	GCMC (211373) – 100%	437.421	2017/JAN/12
501738	SPC21	GCMC (211373) – 100%	420.221	2017/JAN/12
501755	SPC22	GCMC (211373) – 100%	385.557	2017/JAN/12
501775	SPC23	GCMC (211373) – 100%	437.899	2017/JAN/12
501787	SPC24	GCMC (211373) – 100%	437.661	2017/JAN/12
501798	SPC25	GCMC (211373) – 100%	420.67	2017/JAN/12
501815	SPC26	GCMC (211373) – 100%	420.408	2017/JAN/12
501829	SPC27	GCMC (211373) – 100%	210.068	2017/JAN/12
501839	SPC29	GCMC (211373) – 100%	438.001	2017/JAN/12
501857	SPC28	GCMC (211373) – 100%	420.672	2017/JAN/12
501865	SPC30	GCMC (211373) – 100%	438.002	2017/JAN/12
501882	SPC31	GCMC (211373) – 100%	420.291	2017/JAN/12
501891	SPC32	GCMC (211373) – 100%	420.136	2017/JAN/12
501905	SPC08	GCMC (211373) – 100%	210.366	2017/JAN/12
509261	ng 01	GCMC (211373) – 100%	420.826	2017/MAR/18
509262	ng 02	GCMC (211373) – 100%	105.208	2017/MAR/18
512425	Cell Claim	GCMC (211373) – 100%	700.818	2018/DEC/01
512426	Cell Claim	GCMC (211373) – 100%	473.235	2018/DEC/01
512478	CONT 1	GCMC (211373) – 100%	770.372	2017/MAY/26
516271	Cell Claim	GCMC (211373) – 100%	315.411	2018/DEC/01
516284	Cell Claim	GCMC (211373) – 100%	947.189	2018/DEC/01
516285	Cell Claim	GCMC (211373) – 100%	614.229	2018/DEC/01
516286	Cell Claim	GCMC (211373) – 100%	912.089	2018/DEC/01
516498	Cell Claim	GCMC (211373) – 100%	1105.922	2018/DEC/01
516500	Cell Claim	GCMC (211373) – 100%	1527.806	2018/DEC/01
516503	Cell Claim	GCMC (211373) – 100%	1178.494	2018/DEC/01
516674	Cell Claim	GCMC (211373) – 100%	157.819	2018/DEC/01
522318	CONT 2	GCMC (211373) – 100%	386.718	2018/DEC/01

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Tenure No.	Claim Name	Title Holder	Area Hectares	Expiry Date
	Recorded			(year/mo/day)
522319	CONT 3	GCMC (211373) – 100%	245.815	2018/DEC/01
Sphal/Kim Area
226786	Sphal #25 M.C	GCMC (211373) – 100%	25	2008/DEC/01
226787	Sphal #27 M.C	GCMC (211373) – 100%	25	2008/DEC/01
226788	Sphal #29 M.C.	GCMC (211373) – 100%	25	2008/DEC/01
226789	Sphal #31 M.C	GCMC (211373) – 100%	25	2008/DEC/01
226790	Sphal #33 M.C.	GCMC (211373) – 100%	25	2008/DEC/01
227134	KIM #38	GCMC (211373) – 100%	25	2008/DEC/01
227135	KIM #40	GCMC (211373) – 100%	25	2008/DEC/01
227136	KIM #42	GCMC (211373) – 100%	25	2008/DEC/01

Table 4-2: Galore Creek Property – More Creek and Access Route Claims

Tenure No.	Claim Name	Title Holder	Area Hectares	Expiry Date
	Recorded			(year/mo/day)
Kilometres 0–48
408606	VIA 17	GCMC (211373) – 100%	500	2009/DEC/01
508124	CV 1	GCMC (211373) – 100%	440.17	2009/DEC/01
508337	CV 2	GCMC (211373) – 100%	985.4798	2009/DEC/01
508338	CV 3	GCMC (211373) – 100%	1354.832	2009/DEC/01
514542	THOMAS 1	GCMC (211373) – 100%	421.877	2009/DEC/01
514545	THOMAS 2	GCMC (211373) – 100%	422.043	2009/DEC/01
515244	ISKUT 1	GCMC (211373) – 100%	422.16	2009/DEC/01
514548	THOMAS 3	GCMC (211373) – 100%	421.895	2008/DEC/01
514551	THOMAS 4	GCMC (211373) – 100%	369.29	2008/DEC/01
521931	BQ 1	GCMC (211373) – 100%	422.299	2009/DEC/01
521932	BQ 2	GCMC (211373) – 100%	422.295	2009/DEC/01
521933	BQ 3	GCMC (211373) – 100%	422.482	2009/DEC/01
521934	BQ 4	GCMC (211373) – 100%	440.088	2009/DEC/01
521935	BQ 5	GCMC (211373) – 100%	440.241	2009/DEC/01
521936	BQ 6	GCMC (211373) – 100%	422.668	2009/DEC/01
521937	BQ 7	GCMC (211373) – 100%	422.855	2009/DEC/01
521938	BQ 8	GCMC (211373) – 100%	440.388	2009/DEC/01
521939	BQ 9	GCMC (211373) – 100%	422.915	2009/DEC/01
521941	BQ 10	GCMC (211373) – 100%	440.652	2009/DEC/01
521943	BQ 11	GCMC (211373) – 100%	246.771	2009/DEC/01
521945	BQ 12	GCMC (211373) – 100%	88.089	2009/DEC/01
522111	BQ 13	GCMC (211373) – 100%	70.397	2009/DEC/01
537446	ECR	GCMC (211373) – 100%	158.873	2008/JUL/20
545723	Thomas 5	GCMC (211373) – 100%	87.8953	2008/NOV/22
545725	CV 4	GCMC (211373) – 100%	175.9993	2009/DEC/01
560604	BQ 14	GCMC (211373) – 100%	423.1134	2009/DEC/01
560608	BQ 15	GCMC (211373) – 100%	405.7895	2009/DEC/01
560612	BQ 16	GCMC (211373) – 100%	317.7117	2009/DEC/01
560615	BQ 17	GCMC (211373) – 100%	176.1681	2009/DEC/01
547085	BTO 01	GCMC (211373) – 100%	440.1768	2009/DEC/09

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Tenure No.	Claim Name	Title Holder	Area Hectares	Expiry Date
	Recorded			(year/mo/day)
547086	BTO 02	GCMC (211373) – 100%	352.1113	2009/DEC/09
547087	BTO 03	GCMC (211373) – 100%	422.5071	2009/DEC/09
547088	BTO 04	GCMC (211373) – 100%	422.5069	2009/DEC/09
547089	BTO 05	GCMC (211373) – 100%	422.5117	2009/DEC/09
547090	BTO 06	GCMC (211373) – 100%	422.5141	2009/DEC/09
547091	BTO 07	GCMC (211373) – 100%	422.5103	2009/DEC/09
547092	BTO 08	GCMC (211373) – 100%	422.5198	2009/DEC/09
547093	BTO 09	GCMC (211373) – 100%	299.1494	2009/DEC/09
547094	BTO 10	GCMC (211373) – 100%	422.7855	2009/DEC/09
547095	BTO 11	GCMC (211373) – 100%	422.7853	2009/DEC/09
547096	BTO 12	GCMC (211373) – 100%	422.791	2009/DEC/09
547097	BTO 13	GCMC (211373) – 100%	422.8057	2009/DEC/09
547098	BTO 14	GCMC (211373) – 100%	422.8018	2009/DEC/09
547099	BTO 15	GCMC (211373) – 100%	422.7944	2009/DEC/09
547100	BTO 16	GCMC (211373) – 100%	422.8065	2009/DEC/09
547101	BTO 17	GCMC (211373) – 100%	246.5536	2009/DEC/09
547102	BTO 18	GCMC (211373) – 100%	423.0759	2009/DEC/09
547103	BTO 19	GCMC (211373) – 100%	423.0746	2009/DEC/09
547104	BTO 20	GCMC (211373) – 100%	423.0805	2009/DEC/09
547105	BTO 21	GCMC (211373) – 100%	423.102	2009/DEC/09
547106	BTO 22	GCMC (211373) – 100%	423.1018	2009/DEC/09
547107	BTO 23	GCMC (211373) – 100%	423.097	2009/DEC/09
547108	BTO 024	GCMC (211373) – 100%	423.0539	2009/DEC/10
547111	BTO 25	GCMC (211373) – 100%	440.9764	2009/DEC/10
547113	BTO 26	GCMC (211373) – 100%	440.9843	2009/DEC/10
547115	BTO 27	GCMC (211373) – 100%	211.5211	2009/DEC/10
566898	Thomas 6	GCMC (211373) – 100%	211.1012	2008/Sep/28
Kilometres 48–58	(West More Creek Section)
509886	NR 1	GCMC (211373) – 100%	421.565	2011/SEP/30
509889	NR 2	GCMC (211373) – 100%	351.223	2011/SEP/30
516839	NR 4	GCMC (211373) – 100%	35.123	2011/SEP/30
516900	NR 05	GCMC (211373) – 100%	87.817	2011/SEP/30
516903	NR 06	GCMC (211373) – 100%	175.648	2011/SEP/30
517018	NR 06	GCMC (211373) – 100%	105.381	2011/SEP/30
520000	More Ck	GCMC (211373) – 100%	228.307	2011/SEP/30
Kilometres 70–93
408613	VIA 32	GCMC (211373) – 100%	450	2018/DEC/01
509893	NR 3	GCMC (211373) – 100%	70.379	2017/MAR/30
516433	Cell Claim	GCMC (211373) – 100%	1318.728	2018/DEC/01
516441	Cell Claim	GCMC (211373) – 100%	1390.457	2018/DEC/01
516443	Cell Claim	GCMC (211373) – 100%	880.157	2018/DEC/01
516445	Cell Claim	GCMC (211373) – 100%	985.011	2018/DEC/01
516448	Cell Claim	GCMC (211373) – 100%	862.311	2018/DEC/01
516452	Cell Claim	GCMC (211373) – 100%	879.374	2018/DEC/01
516458	Cell Claim	GCMC (211373) – 100%	949.726	2018/DEC/01
516463	NR 4	GCMC (211373) – 100%	140.84	2017/JUL/08

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

4.4.2	Grace Claims

Table 4-3 shows the five Grace claims totalling 2,841.44 ha acquired by GCMC from Pioneer Metals Corporation on December 3, 2007.

Table 4-3: Grace Claims

Tenure No.	Claim Name	Title Holder	Area Hectares	Expiry Date
	Recorded			(year/mo/day)
404921	GRACE 4	GCMC (211373) – 100%	500	2018/DEC/01
404922	GRACE 5	GCMC (211373) – 100%	500	2018/DEC/01
516161	Cell Claim	GCMC (211373) – 100%	543.835	2018/DEC/01
516163	Cell Claim	GCMC (211373) – 100%	1244.967	2018/DEC/01
517480	GRACE G	GCMC (211373) – 100%	52.637	2017/JUL/12

4.4.3	Copper Canyon

Table 4-4 shows the twelve Copper Canyon claims totalling 11,344.01 ha held under the terms of the option agreement dated February 26, 2004.

Table 4-4: Copper Canyon Property – Claim Details

Tenure No.	Claim Name	Title Holder	Area	Expiry Date
	Recorded		Hectares	(year/mo/day)
516169	Cell Claim	Copper Canyon Resources	316.102
		Ltd. (100%)		2016/DEC/01
516174	Cell Claim	Copper Canyon Resources	1598.83
		Ltd. (100%)		2016/DEC/01
516181	Cell Claim	NovaGold Canada Inc. (100%)	1002.122	2016/DEC/01
516230	Cell Claim	NovaGold Canada Inc. (100%)	1055.42	2016/DEC/01
516257	Cell Claim	NovaGold Canada Inc. (100%)	1072.055	2016/DEC/01
516265	Cell Claim	NovaGold Canada Inc. (100%)	1177.971	2016/DEC/01
516279	Cell Claim	NovaGold Canada Inc. (100%)	913.438	2016/DEC/01
516281	Cell Claim	NovaGold Canada Inc. (100%)	1386.77	2016/DEC/01
516282	Cell Claim	NovaGold Canada Inc. (100%)	930.595	2016/DEC/01
516283	Cell Claim	NovaGold Canada Inc. (100%)	1140.709	2016/DEC/01
408616	VIA 35	NovaGold Canada Inc. (100%)	250	2016/DEC/01
408618	VIA 37	NovaGold Canada Inc. (100%)	500	2016/DEC/01

4.5	Royalties and Encumbrances

There are no royalty obligations associated with the Galore Creek property, or the Grace claims.

A 2% net smelter return royalty is held on the Copper Canyon property by Kreft. Fifty percent of the royalty interest can be purchased by paying Kreft C$1 million; a further 25% of the royalty interest can be purchased for C$1 million if a commercial production decision is made.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

On December 21, 2007 a Builders’ Lien Encumbrance in the amount of $509,586 was filed on 179 Galore Creek mineral claims held by GCMC. The lien was filed by a construction subcontractor. GCMC is in the process of resolving the issue.

4.6	Permits

4.6.1	Exploration

Exploration work was carried out on the Galore Creek property under ministry mine permits number MX-1-608, 621, 622 (Copper Canyon) and 623 (Grace). These are Notice of Work permits that are applied each year that exploration operations are conducted.

A reclamation permit (MX-1-351) and a $100,000 bond are presently in place for the Galore Creek exploration camp. Administration of these permits requires at least 7 days written notice to the ministry prior to completion of the work program and an annual Summary of Activities report due by March 31 of the following year.

4.6.2	Map Reserves

In 1969, two map reserve permits were granted to Stikine Copper by the B.C. government. Notation of Interest Number 85742 covers an area of approximately 1,060 hectares in the vicinity of the Anuk and Stikine Rivers and was established due to its importance as potential mill site, tailings disposal and town site. A second Notation of interest (Number 886067) was established to protect the most viable access route from Galore Creek to the Stikine River (Scud Airstrip). These reserves do not give the owner any exclusive rights to the areas but simply ensure that Stikine Copper will be informed of any other applications for land alienation. Both these permits have been renewed at various times and are presently extended until further notice from the Skeena Regional Office of Land and Water Management.

A large no-staking reserve was granted by the Ministry of Energy, Mines and Petroleum Resources in 1968 to cover a tract of land extending from the Galore Creek claims to the Stikine River. This was requested by Kennco (Stikine) Mining Ltd. for prevention of nuisance staking over a proposed tunnel access route to the property. In March 1989, this was amended to a “Conditional Reserve” where staking was permitted but claim holders could not interfere with any tunnel or underground workings created by previous mineral title holders.

Another three Conditional Reserves exist in the More Creek and Bob Quinn area for hydro purposes.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

4.6.3	Development

Permitting and licensing was started in 2006. A list of the permits that will be required for project development is presented in Table 4-5.

Table 4-5:	Major Provincial and Federal Permits, Licenses, & Authorizations Required
for the Galore Creek Project

Permit or Licence	Legislation - Issuing	Status
Authority
Provincial Permits and Licenses
Environmental	Environmental Assessment	Issued February 2007
Assessment Certificate	Act - Environmental
Assessment Office
Initial permit issued for exploration,
tunnel development and early phase
	Mines Act - Ministry of	earthworks such as on site road
Permit Approving Work	Energy, Mines and	construction. Will require amendments
System and Reclamation	Petroleum Resources	over time to accommodate additional
	(MEMPR)	works as the engineering and
management plans are completed and
approved
Explosives Storage and	Mines Act – MEMPR	Issued with federal Explosives Act
Use Permit		Licence for storage and use of
explosives for tunnel construction
Water Licence – Storage	Water Act - Ministry of	Not issued – required for storage of
and Diversion	Environment (MOE)	water behind a dam and diversion of
streams
Water Licence – Use	Water Act – MOE	Not issued - required for water use for
the mill and other uses.
Authorization for	Water Act – MOE	Issued for some works in and about
Changes in and About a		streams along the access road.
Stream		Additional approvals will be required for
road construction and activities in the
Galore Creek Valley
Water Licence for Land	Water Act – MOE	Not issued – required for stream
Improvement		diversions in Galore Creek Valley
Potable Water Permit	Water Act - Northern Health	Issued for some construction camps for
	Authority (NHA)	use of water
Water Supply System	Drinking Water Protection	Issued for some camps for construction
Construction Permit	Act - NHA	of a water supply system
Short Term Water Use	Water Act – MOE	Issued for some construction camps for
Approval		use of water
Special Use Permit	Forest Act - Ministry of	Issued for access road. Will require
	Forests and Range	amendments over time to
accommodate evolution of alignment.
May accommodate much of the
transmission line as well. Additional
Special Use Permit or amendment to

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Permit or Licence	Legislation - Issuing	Status
Authority
existing Permit may accommodate
aerodrome
Occupant License to Cut	Forest Act - Ministry of	Issued for initial works in the Galore
	Forests and Range	Creek Valley and for construction of
the access road. Additional licences
will be required for the transmission
line and aerodrome. Amendments
may be required to existing licences as
the footprint of development evolves
Road Use Permit	Forest Act - Ministry of	Issued – provides authority for use of
	Forests and Range	existing forest service road
Forestry Licence to Cut	Forest Act - Ministry of	Issued for cutting of trees required to
	Forests and Range	upgrade the existing forest service
road
Surface Lease –	Land Act - Ministry of	Issued for Galore Creek Valley.
Minesite Facilities	Agriculture and Lands	Still required for filter plant site
Highway Access Permit	Highway Act - Ministry of	Issued – permits connection to
	Transportation	Highway 37. May require amendment
over time as project proceeds
Geotechnical	Highway Act - Ministry of	Issued for assessment of intersection
Investigation Permit	Transportation	of access road with Highway 37
Highway Upgrade Permit	Highway Act - Ministry of	Issued for upgrade of intersection of
	Transportation	access road with Highway 37
Permit to Remove Pit	Highway Act - Ministry of	Issued for use of gravel to upgrade
Run	Transportation	intersection with Highway 37
Pipeline Permit	Pipeline Act - Oil and Gas	Application not complete. Approves
	Commission	construction and use of pipelines
Licence of Occupation –	Pipeline Act - Oil and Gas	Not issued – provides tenure for
Pipeline	Commission	pipelines
Licence of Occupation,	Land Act - Land	Not issued
and later, Statutory Right	Management Bureau,
of Way – Transmission	Ministry of Agriculture and
line	Lands
Effluent Discharge	Environmental	Temporary authorization issued for
Authorization	Management Act – MOE	tunnel discharge.
Waste Management	Environmental	Not issued – will be required for long
Permit – Effluent	Management Act – MOE	term approval of discharge of tunnel
Discharge		water, tailings, water from filter plant,
etc.
Waste Management	Environmental	Not issued – will be required for
Permit – Air	Management Act – MOE	crushers, concentrator, incinerators,
etc.
Waste Management	Environmental	Not issued – will be required for
Permit – Refuse	Management Act – MOE	landfills
Special Waste	Environmental	Not issued
Generator Permit (Waste	Management Act – MOE
Oil)

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Permit or Licence	Legislation - Issuing	Status
Authority
Municipal Sewage	Environmental	Issued for some camps to authorize
Regulation Registration	Management Act – MOE	use of sewage system and related
discharge
Incinerator Permit	Environmental	Issued for some camps
Management Act – MOE
Hunt/Trap/Kill Nuisance	Wildlife Act - Ministry of	Issued for control of nuisance bears
Bears	Environment
Federal Permits and Licences
Permit or Licence	Legislation - Issuing	Status
Authority
Canadian Environmental	Canadian Environmental	Issued in June 2007
Assessment Act	Assessment Act - Canadian
Approval	Environmental Assessment
Agency
Fish Habitat	Fisheries Act - Department	Issued - Will require expansion and
Compensation	of Fisheries and Oceans	revision.
Agreement
Section 35 (2)	Fisheries Act - Department	Issued to approve some harmful
Authorization	of Fisheries and Oceans	alteration, disruption or destruction of
fish habitat
Metal Mining Effluent	Fisheries Act –	Not issued, no application yet made.
Regulation	Environment Canada	Establishes allowable discharge
chemistry.
Approval for Navigable	Navigable Waters	Issued for construction of some bridges
Water Work(Bridge	Protection Act - Transport
Crossings)	Canada
International River	International River	Applied for, not issued. Process takes
Improvements Permit	Improvements Act –	about a year. Application may require
	Environment Canada	revision if dam design changes.
Explosives Factory	Explosives Act - Natural	Not issued
Licence	Resources Canada
Explosives Magazine	Explosives Act - Natural	Issued with Provincial Explosives
Licence	Resources Canada	Storage and Use Permit
Ammonium Nitrate	Canada Transportation Act	Not issued
Storage Facilities Permit	- Transport Canada
Radio Licences	Radio Communication Act -	Issued for existing radio equipment
Radioisotope Licence	Atomic Energy Control Act	Not issued

4.7	Surface Rights

The project falls within the boundaries of the Cassiar Iskut-Stikine Land and Resource Management Plan (LRMP) which was finalized in May 2000. The approved plan supports further exploration and development of the areas mineral resources by providing information to be considered during the permitting and impact assessment processes. The LRMP is primarily in territory claimed by the Tahltan Nation. The

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Tahltan Joint Councils, representing the Tahltan Band from Telegraph Creek and the Iskut Band, were full table members throughout the process and endorse the LRMP. Neighbouring First Nations include the Nisga'a, Kaska, and Tlingit Nations.

The LRMP identifies 15 geographic resource management zones, covering 31% of the plan area. One of these, the Lower Stikine–Iskut Grizzly Salmon Management Zone, includes the valley of the Stikine River from the Chutine confluence to the US border, and the lower Iskut River west of the Craig River. It also includes the Scud River into which Galore Creek drains. Mineral exploration and development are accepted activities within the Coastal Grizzly Salmon Management Zone, including road access where needed.

Logging is only allowed for the purposes of mineral exploration and/or mine development and for localized use.

On August 31, 2007, the Province of British Columbia issued a 30-year surface lease to NovaGold Canada Inc. covering 1,156 hectares located on the surface of the Grace claims. On September 25, 2007, Pioneer filed a petition in the Supreme Court of British Columbia against the Minister of Agriculture and Lands, et al, challenging the issuance of the surface lease. As part of the resolution of the dispute between NovaGold and Pioneer, the action was dismissed by consent in December 2007.

4.7.1	Guide and Trapping Surface Rights

Two guide outfitter territories and seven registered trap lines overlie the Galore Creek deposits and planned access road.

4.8	Environment

The provincial regulatory process was initiated by NovaGold with the submission of a Project Description on February 12, 2004. Environmental baseline studies were initiated in early 2004. Initial engineering studies based on work by previous owner/operators of mineral claims were completed in 2004. Socio-economic studies were completed in late 2005.

The project is subject to both the British Columbia Environmental Assessment Act (BCEAA) and the Canadian Environmental Assessment Act (CEAA). The BCEAA requires that certain large-scale project proposals undergo an environmental assessment and obtain an Environmental Assessment Certificate before they can proceed. The requirements of the BCEAA involve identifying and assessing the potential effects of a proposed project, and developing measures for managing those effects.

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Initial work consisted of identification of Valued Ecosystem Components (VECs), incorporating matters of scientific concern, or matters relevant to cultural values, including:

º

air quality. The project intends to meet both federal and provincial government ambient air quality objectives that are meant to ensure long-term protection of public health and the environment. The magnitude of the effects to air quality for project activities was deemed to be moderate, since the geographic extent of the air quality effects was confined to the local ambient air quality study area. The air quality monitoring for the ambient environment would consist of dust-fall monitoring, whereas the air quality monitoring for the workplace would consist of control measures in any planned process plant or open pit mining areas.

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climate. The Galore Creek Project may marginally affect the climate by changing the level of greenhouse gases (GHGs) emissions in the atmosphere. The primary GHGs emissions from man-made sources are CO2, CH4 and N2O. All three gases would be emitted as a consequence of diesel emissions from mobile equipment and, to a lesser extent, small amounts of N2O from blasting. The amounts would be relatively small and the impacts are considered to be negligible.

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site noise. Detailed evaluation of various noise sources at the project site and along the planned access road indicate that, overall, noise will have a minimal impact in these areas. There are, however, concerns that elevated noise levels from any concentrate haul trucks that might be used within the town of Stewart may have the capacity to irritate local residents. Stewart’s Official Community Plan includes a by-pass around residential and commercial districts, and NovaGold would support Stewart’s initiative to develop this road. Noise monitoring in the workplace would consist of applying the best practical hearing protection equipment for work areas based on the maximum equivalent noise levels associated with each work area.

º

surface water. The construction of infrastructure for the Galore Creek Project would alter the natural flow paths within Galore Creek Valley. During operations much of the main stem of Galore Creek Valley might be flooded under the waste rock and tailings storage facility. At closure, the planned diversion channels within Galore Creek Valley would be decommissioned so that all runoff would enter flooded tailings and waste rock storage facilities. Any planned storage facility may operate as a free-flowing reservoir or lake. The assessment of the potential effects of the project on water quality was focused around Galore Creek, where liquid discharge from the planned tailings and waste rock impoundment in Galore Valley in the receiving environment may have the potential to cause low magnitude effects. These low level effects may also occur in a localized area of the Scud River. Discharge of a similar nature from any filter plant to the receiving environment also has the potential for similar low magnitude impacts, restricted to

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a localized area of the Iskut River immediately downstream of any planned diffuser. Neither of these effects would occur as far downstream as the Stikine River, downstream of the Scud and Iskut rivers.
º

ground water. Construction of water diversions, groundwater extraction, open pits and waste management facilities all have the potential to affect the quantity and quality of groundwater in the aquifer contained in Galore Creek basin. Appropriate mitigation measures, such as materials handling procedures, lined containment structures for potential contaminants, and spill contingency plans would protect groundwater quality. Impacts on the groundwater regime are not expected to be material.

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aquatic resources. Effects on aquatic resources will be observed in the Galore Valley within the project area due to potential alteration of streams. This would have minimal effects on the fisheries resources located at the mouth of the Galore Creek, and negligible effects in the Scud River. A rigorous regimen of collection and testing procedures under the Aquatic Effects Monitoring Program (AEMP) would ensure regulatory compliance with respect to discharge limits and other criteria, as well as verification of predictions made in the environmental assessment.

º

sediment quality. Activities associated with the Galore Creek Project have the potential to cause adverse effects to sediment quality in the immediate and downstream aquatic environments. These issues include physical and chemical changes to sediment quality, such as siltation or altered chemical loadings of metals or nutrients. Siltation is the unintentional transport and deposition of soil particles into the aquatic environment due to surface runoff. The project would have an Erosion Control and Sediment Management Plan in place which would mitigate effects to sediment quality. There would be negligible effects on sediment quality in the downstream aquatic environment.

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fish and fish habitat. The Stikine River supports a modest commercial salmon fishery as well as subsistence food fisheries for local First Nations communities. It is an important river for all five species of Pacific salmon and supports the highest fish species diversity of any body of water in the region. The most relevant effects of the project on fish and fish habitat would be the potential loss of productive capacity at the mouth of Galore Creek and direct loss of habitat in one wetland and a few stream crossings due to construction of access corridors. Fish habitat compensation, primarily construction of off-channel wetlands, would ensure a net regional increase in aquatic biological production.

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wildlife and wildlife habitat. The most likely effect to wildlife is sensory disturbance due to noise from industrial activity, aircraft activity, avalanche control and blasting. In many cases wildlife would habituate to these disturbances or would move to adjacent less disrupted areas. Mountain goat, however, are sensitive to disturbance during their breeding season, and grizzly bear may be affected by

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disturbance when feeding on salmon spawning along the Porcupine River Valley during late summer/early fall. Project activities would be planned to minimize disturbance of mountain goat natal habitat and grizzly bear salmon feeding habitat during sensitive times of the year. A wildlife management plan developed for the project, which included access restrictions, a no-firearms policy, and an employee education program, should mitigate many of the other potential adverse effects. Although there may be localized adverse impacts, the overall effects on wildlife would not affect the sustainability of populations. A Wildlife Effects Monitoring Program (WEMP) would be implemented to document changes in wildlife abundance, behaviour, health and habitat resulting from project development, operation and closure.

º
wetlands. Where logistically possible, GCMC would adhere to the first step in the federal wetland mitigation process and design mine infrastructure so as to avoid wetland areas. However, there are locations where portions of potential mine infrastructure would be logistically confined, making it unfeasible to avoid wetlands. Other sections of the project area could also be susceptible to wetland loss or alteration due to indirect effects of any planned infrastructure development. As wetlands are defined by their hydrology, subtle changes to this hydrology as a consequence of any project development could alter wetland quality and quantity. Project infrastructure would be designed to minimize effects on the hydrology and quality of wetlands, including installation of culverts and the use of concentrate and diesel pipelines to minimize any truck haulage along potential access roads. The loss of wetland habitat would be compensated by construction of off-channel wetlands.

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terrestrial ecosystems, vegetation and soil landscapes. Development associated with the Galore Creek Project would directly and indirectly affect terrestrial ecosystems, vegetation, and soils. Direct impacts would include the alteration of ecosystems through the disturbance of vegetation and soils during construction, operations, and decommissioning. Indirect impacts could be in the form of dust from any pits or roads, microclimate changes (as with increased sunlight to previously shaded environments) and a decrease in ecological integrity through the potential introduction of invasive plant species. The potential impacts of invasive plant species on ecosystem integrity are thought to have the largest effect.

º

archaeology. All documentary and archaeological evidence pertaining to the archaeological resources of the Stikine region suggest that the project area was peripheral to the intensive use areas of Mount Edziza, the upper Stikine drainage system and the Klappan Plateau. Archaeological surveys conducted along the proposed access road route and within the Galore Creek Valley resulted in the discovery of six sites. The planned access route has been re-aligned to avoid direct impacts to all but one of these sites; a recent helicopter crash site from which

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most of the remains have been removed. The Galore Creek Project would therefore have minimal effects on archaeological and heritage resources
º

navigable waters. There are some reaches along the Iskut and the Porcupine rivers that are either currently or potentially capable of being navigated. All bridge crossings for this project are designed to accommodate human navigational requirements.

An application was made in June 2006 for an Environmental Assessment Certificate (EAC) and the certificate was issued on February 16, 2007.

NovaGold Canada Inc, Galore Creek Mine was issued a Mines Act Permit (M-230) on July 25, 2007. This permit contains the requirements of the BC Ministry of Mines, Energy and Petroleum Resources (MEMPR) and is compatible, to the extent possible, with the requirements of other provincial ministries, specifically for the Access Road Tunnel excavation and the 2007 Valley Earthworks development. Conditions laid out in this permit address compliance with the BC Mines Act and Code for safe development, operation and eventual closure and reclamation of the Galore Creek Mine. It also approves engineering designs for the Access Road Tunnel and 2007 Valley Earthworks provided by agents for NovaGold Canada Inc. thereby specifying the requirement to construct as per design with any modifications needing approval from the MEMPR. Requirements for future mine site development / construction and mine operations would require amendments to this permit for the remaining Life of Mine activities. At the time of project suspension in November 2007 the permit was going to be amended to include among other things, 2008 to 2012 development and construction plans and to reflect the name change to GCMC.

The project falls within the boundaries of the Cassiar Iskut–Stikine Land and Resource Management Plan (LRMP), which was finalized in May 2000. The approved plan supports further exploration and development of the region’s mineral resources by providing information to be considered during the permitting and impact assessment processes. The LRMP identifies 15 geographic resource management zones, covering 31% of the plan area.

One of these, the Lower Stikine–Iskut Grizzly Salmon Management zone, includes the valley of the Stikine River from the Chutine confluence to the US border, and the lower Iskut River west of the Craig River. It also includes the Scud River into which Galore Creek drains. Mineral exploration and development are accepted activities within the Coastal Grizzly/Salmon Management zone, including road access where needed. Adjacent areas include an operating mine (Eskay Creek), a number of past producers including the recently closed Snip mine, two projects in the Environmental Assessment

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Process (mine development review phase), and a number of other exploration prospects.

Logging is only allowed for the purposes of mineral exploration and/or mine development and for localized use.

4.9	Socio-Economics

With the exception of Stewart, the residents of northwestern BC are largely members of the Tahltan Nation living in the communities of Dease Lake, Iskut and Telegraph Creek.

The Tahltan people represent two-thirds of the residents in the Galore Creek area. Annually, families gather during the summer months in fishing villages such as Tahltan Village, located at the confluence of the Stikine and Tahltan rivers, and during the fall and winter families head into known hunting areas to acquire meat provisions.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

5.1.1	Air

The town of Smithers, located 370 kilometres to the southeast, is the nearest major supply centre to Galore Creek. Most personnel, supplies, and equipment are staged from the Bob Quinn airstrip, on the Stewart-Cassiar Highway (Highway 37) and transported via helicopter to the Galore Creek camp.

Bob Quinn is serviced by contract flights from Smithers and Terrace, each of which have daily flights from Vancouver. Flight time from Vancouver to Smithers/Terrace is about 90 minutes, then an additional 45 minutes to Bob Quinn. The helicopter flight from Bob Quinn to the Galore Creek camp is about 30 minutes.

The helicopter landing pad is constructed about 500 m southwest of the main Galore Creek camp.

5.1.2	Water

The Stikine area has also been accessed by shallow draft barges and riverboats, in particular during the Stikine–Cassiar and Klondike gold rushes of the late 19th century, but continuing to the late 1960s. These boats were used to transport goods from Wrangell, Alaska to Telegraph Creek, British Columbia, a distance of 302 kilometres. The Stikine River is navigable for this type of watercraft from about mid-May to October. The nearest point on the Stikine River to the property is the mouth of the Anuk River, about 16 kilometres west of the camp.

5.1.3	Road

During early exploration efforts in the 1960s, Kennecott constructed 48 kilometres of road from the mouth of the Scud River to the Galore Creek camp. The road is in very poor condition and would require repair along the Scud River and portions of the Galore Creek Valley before it could be used. No plans exist to conduct this work at present.

The 130 kilometre long access road, under construction until November 2007, was designed to proceed west from Highway 37 at a point approximately 8 kilometres north of Bob Quinn, rising up along the More Creek Valley, down Sphaler Creek valley to the

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Porcupine River then north up Scotsimpson Creek to a tunnel through to Galore Creek valley.

As at the effective date of this report, 67.4 kilometres of roads and bridges had been pioneered, an additional 46 kilometres of road right-of-way had been cleared and 45 kilometres or road is substantially complete. The first bridge construction, across the Isuk River, was completed in August 2007, ten bridges have been completed and 22 temporary water crossings are in place.

The access tunnel has advanced 79.8 m.

5.2	Climate

The project area is characterized by cold winters and short, cool, summers.

Average monthly temperatures at the mine site range from -13°C in January to 11°C in July. The extreme temperatures range from -18°C in January 1968 to 21°C in July 1965.

Precipitation begins to fall as snow in early October and continues until the end of May. The estimated long-term average annual precipitation for the Galore Creek mine site is approximately 2300 mm rainfall equivalent. June and July tend to receive the least amount of precipitation on an annual basis (typically 40 to 60 mm of rain per month).

Average stream flows are high and annual freshet runoff rates very high, as remnant glaciers are present within the headwaters of many watersheds in the area. Recent glacial retreat within the Cordillera of North America has exposed large areas previously covered by millions of tonnes of snow and ice. These areas are now subject to precipitation and runoff erosion that results in large quantities of rock and sediments into the aquatic environment.

5.3	Local Resources and Infrastructure

5.3.1	Local Resources

The nearest large communities to the project site are Terrace and Smithers to the south and southeast; these communities lie within the secondary area of impact of the Galore Creek project. The total population resident along Highway 37 is approximately 1,000, two-thirds of whom are Tahltan.

The Galore Creek project falls within the broader traditional territory of the Tahltan Nation. Mining has long been an important segment of the Tahltan economy. The

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Tahltan participated in the exploration, construction, operations and reclamation of the recently closed Golden Bear Mine north of Dease Lake. The largest mining operation within the Tahltan Traditional Territories at present is the Eskay Creek gold mine located 80 kilometres southeast of Galore Creek. Approximately 35% of the Eskay Creek work force (including contractors), are Tahltan Nation people.

The Tahltan Nation Development Corporation (TNDC) carries out road construction, maintenance and provides services for projects in the region. Services provided to the mining industry through TNDC include catering, trucking (through a JV with Arrow Transport) and environmental services (through a JV with Rescan Environmental Services)

Discussion with local groups identified a range of concerns, including employment and business development opportunities, substance abuse, highway traffic and accidents to the cultural implications of development and the ability of local jurisdictions to be opportunistic.

Camp

The current exploration and construction camps can host 810 persons.

Transport

Stewart is BC’s most northerly ice-free port and is capable of accommodating large ocean-going vessels. Any concentrates produced from the Galore Creek deposits would be shipped out of this port.

Power

Power is currently supplied to the exploration camp via diesel generators.

Currently, the closest point of the BC Hydro grid is approximately 135 kilometres south of Bob Quinn. Power to support any planned mining infrastructure would be via overhead transmission lines, routed through the proposed access tunnel, to the Galore valley. Supply of two different voltage options, 138 kV and 287 kV, have been assessed.

Communications

The Galore Creek project communicates to the outside world using VOIP (for telephones) and Internet protocols (for regular computer business) over a satellite link. The satellite link terminates in Langley, BC where it connects to regular land lines.

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5.3.2	Water

The potable water is currently supplied from wells. Process water can also be obtained from wells. Detailed hydrological studies completed from 2004 to 2006 indicate sufficient water to support future project development.

5.4	Physiography

The Galore Creek Valley is a U-shaped glacially scoured valley with thick glacial and glacio-lacustrine deposits covering the lower elevation slopes. The material has been reworked by fluvial action and then overridden in places by colluvium. The surrounding terrain is mountainous and covered by glaciers and ice fields. Glaciers exist in the East and West forks of Galore Creek, but are currently retreating. The steep upper slopes are generally exposed bedrock.

The area is a transitional landscape between Coast and Mountain, Sub-Boreal Interior and Northern Boreal Mountains ecosystems. Typical biogeoclimatic zones (geographic areas having similar patterns of vegetation and soils as a result of a homogenous climate) range from Coastal Western Hemlock and Mountain Hemlock zones to the west of the Galore Creek property and the Interior Cedar Hemlock and Engelmann Spruce–Subalpine Fir zones to the east. Alpine tundra is present at higher elevations.

The property lies within a regional structure known as the Stikine Arch. Medium to steep slopes characterize the local terrain in the central and northern parts of the Galore Creek property. The surrounding topography is mountainous. The elevation of the tree line is variable, but alpine vegetation predominates above 1,100 metres. The forests below consist of Balsam fir, Sitka spruce and cedar. A variety of unique habitat types exist within the larger regional project area, including extensive floodplain habitat and wetlands, moist alpine meadows and mature and old-growth forest.

The Galore Creek project area includes major watersheds of both the Stikine and Iskut river drainages. The Stikine watershed is recognized as a major wilderness area of significant ecological value to both Canada and the United States.

The Stikine, Iskut, More, Sphaler and Porcupine valleys themselves are relatively pristine areas with road access currently limited to the upper reaches of the Iskut Valley. The Stikine and Iskut rivers and their tributaries provide important habitat for all five species of Pacific salmon as well as other resident fish species such as Dolly Varden. The area is also one of the more important remaining grizzly bear habitats in British Columbia. Wetlands along the Porcupine and Stikine rivers provide breeding habitat and migration staging areas for waterfowl. The valleys and associated

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floodplains provide important moose winter range and the rugged Coast Range supports high densities of mountain goats. There are resident populations of black bears, wolves, foxes, martens and other mammals.

5.5	Seismicity

The Galore Creek area is located in a moderately high seismic zone. The national seismic hazard map produced by the Geological Survey of Canada for use in the 1995 National Building Code of Canada, indicates that the project is located in acceleration zone 2, characterized by a peak horizontal ground acceleration (PGA) of 0.8 to 0.11 g with a 10% chance of exceedance in 50 years (1 in 475). Revised seismic hazard maps for incorporation into the 2005 National Building Code of Canada show that the site has a PGA of approximately 0.1 to 0.2g with a 2% chance of exceedance in 50 years (1 in 2,475).

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6.0	HISTORY

6.1	Galore Creek

6.1.1	Early Exploration

Mineralization was first discovered in the upper Galore Creek valley in 1955 by M. Monson and W. Buchholz while prospecting for a subsidiary of Hudson Bay. Staking and sampling were completed in the area in 1955. Work in 1956 included mapping, trenching and diamond drilling. No further work was undertaken and most of the claims were allowed to expire.

In 1959, reconnaissance stream sediment surveys were carried out by Kennco Explorations (Western) Limited (the Canadian subsidiary of Kennecott Copper, now Rio Tinto Ltd.) in the Stikine River area. Results prompted Kennco to stake mineral claims around the remaining 16 Hudson Bay claims the following year. Four of the original claims were subsequently optioned by Consolidated Mining and Smelting Company of Canada Limited (Cominco) from W. Buchholz. Late in 1962, the three companies agreed to participate jointly in future exploration work. As a result, Stikine Copper Limited was incorporated in 1963, on the basis of the following interests: Kennco Explorations, (Western) Limited (59%), Hudson Bay Mining and Smelting Company Limited (34%), and Consolidated Mining and Smelting Company of Canada, Limited (5%).

Work conducted since discovery in 1955 outlined a significant gold-silver-copper mineralized zone in the Central Zone and identified several satellite mineralized zones, most importantly the Southwest, North Junction and Junction Zones. This work has included soil sampling, pole-dipole resistivity/induced polarization (IP), magnetics, electromagnetics (EM), radiometrics, very low frequency (VLF) and audio frequency magnetics (AFMAG) airborne geophysical surveys.

From 1960 to 1968, the property was operated by Kennco Exploration. Exploration work during this period included 53,164 m of diamond drilling in 235 holes and 807 metres of underground development work in two adits. The Central Zone was the focus of most of this work. During the same period, a road was constructed from an airstrip at the confluence of the Stikine and Scud rivers along the Scud River and up Galore Creek to what was then an exploration camp.

No work was done between 1968 and 1972. In 1972, Hudson Bay became operator and in 1972 and 1973 an additional 25,352 m of diamond drilling was completed in 111 holes. This work concentrated on the mineralization in the Central and North Junction Zones. A further 5,310 m of diamond drilling was completed in 24 holes in 1976.

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In 1989, Mingold Resources Inc. (an affiliated company of Hudson Bay) operated the property in order to investigate its gold potential. In 1990, Mingold completed 1,225 m of diamond drilling in 18 holes.

Kennecott resumed as operator of the project in 1991 and completed 13,830 m of diamond drilling in 49 holes. An airborne geophysics survey and over 90 line kilometres of IP survey were also completed. At the end of this initial exploration phase, a total of eleven prospects and deposits had been identified: Junction, North Junction, West Rim, Butte, Southwest, Saddle, West Fork, South Butte, South 110, Middle Creek and North Rim.

An assessment of the development potential of the deposits was completed by Mine Reserve Associates, Inc. for Kennecott in 1992. A number of pit shells and pit designs were completed. In 2002, Kennecott reclassified the project resources in accordance with NI 43-101 guidelines.

As this work has been superseded by the October 2006 feasibility study and this update, no further information on the Kennecott work is included in this Technical Report.

6.1.2	SpectrumGold/NovaGold Exploration

In August 2003, SpectrumGold Inc. (now NovaGold Canada Inc.) entered into an option agreement to acquire a 100% interest in the Galore Creek property from Stikine Copper Limited, a company owned by QIT-FER et Titane Inc. (a wholly-owned subsidiary of Rio Tinto Ltd.) and Hudson Bay. From September to October 2003, SpectrumGold carried out a ten hole, 2,950 m diamond drill program on the property. The work program was directed toward confirming grades of copper and gold mineralization defined by previous drilling in the Central and Southwest Zones.

Work completed by all parties on Galore Creek to 2003 was reported in Simpson (2003).

In 2004, NovaGold Canada Inc. carried out a 79 hole, 25,976 m diamond drill program to upgrade and expand the existing resource. Drilling was also conducted on exploration targets to test several peripheral occurrences and nearby properties in which NovaGold has an interest. Extensive geophysical surveys were conducted to assist the exploratory drilling. The results of the 2004 drilling program provided the basis for geological modeling, resource estimation, preliminary mine planning and economic evaluation at Preliminary Assessment (PA) level (see Section 6.1.3).

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The aim of the 2005 Galore Creek exploration program was to test for extensions of known mineralization, and to explore for new targets within the Galore Creek valley. Additional drilling was utilized for engineering and environmental testing. Mapping focused on defining drill targets, major structures, and alteration assemblages, as well as recognizing sedimentary facies transitions. The geophysical program included a wide-spaced Vector IP reconnaissance program and IP surveys, both south of the Central Zone and along the East Fork of Galore Creek.

During 2006, 33,575 m of NQ and HQ-sized diamond drilling, in 57 holes, was completed. The 2006 drilling tested new exploration targets based on geophysical anomalies and new geologic interpretations, and included step-out drilling by expansion and/or extension of known mineralization, delineation drilling of proposed pit boundaries, and infill drilling of areas of known mineralization in an attempt to upgrade the resource estimation categories.

Drilling on the main Galore Creek property during 2007 totalled 4,547 m in 17 holes. The drilling was distributed among many areas, including the Southwest Zone, the Central Replacement Zone, the Lower Butte Zone and in some reconnaissance areas. Initially discovered in 2005, this season’s work at the Lower Butte was a follow-up to the minimal drilling on the zone done in prior years and was focused to help expand the extent of the deposit. Further efforts were directed toward using the results in the completion of a 3D model to be used in preliminary resource calculations. Additional holes were drilled in and around the Central Zone to spot test areas of potential expansion of the resource and to identify grade controls, particularly in the Dendritic Creek area of the Central Replacement Zone of the Main deposit. Additional, but minor, geotechnical drilling was completed around the Southwest and Central Zones by Geotech Drilling of Prince George, British Columbia.

6.1.3	Preliminary Assessment

A preliminary assessment (PA) was completed on the Galore Creek project by partners Associated Mining Consultants and Hatch in 2004 (Horsford, 2004). The PA incorporated Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there was no certainty that the preliminary assessment would be realized.

Initial work comprised updating resource estimates (Lacroix, 2004). The estimates were based on a 3D computer block model with grades interpolated into individual 25 m by 25 m by 12 m high blocks within a geological framework utilizing ordinary kriging. Specific gravities used for tonnage estimates ranged from 2.0 for glacial till to 2.49– 2.75 for volcanic and intrusive rocks. The resource estimate was reported at a block

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cut-off of 0.5% equivalent copper (CuEQ). The resource was reported using CuEQ cut-off values that were calculated by estimating the net smelter return for gold and silver and allocating the revenue as if it were generated from copper alone. The selected cut-off of 0.5% CuEQ represented a net value of about US$10 per tonne based on the assumed prices, metallurgy and smelter terms. Copper, gold and silver prices used in calculations were US$0.90 per pound, US$375 and US$5.50 per ounce respectively. Resources for the project were as shown in Table 6-1.

Table 6-1: Resource Estimate, Effective Date June 3 2004, P. Lacroix, QP

Resource	Zone	Tonnes	Cu Grade	Au Grade	Ag Grade
Category		(Millions)	(%)	(g/t)	(g/t)
Indicated	Central	251.4	0.75	0.36	5.9
	Southwest	34.5	0.59	1.04	3.7
Total Indicated		285.9	0.73	0.44	5.7
Inferred	Central	69.7	0.61	0.26	5.5
	Southwest	29.1	0.37	0.63	3.3
Total Inferred		98.8	0.54	0.37	4.8

Based on these resources, Hatch considered that mining operations would be by conventional open pit (Horsford, 2004), using truck and shovel units. The PA was based on an average annual production rate of 30,000 t/d and total material movement averaging 82,500 t/d over the planned 23 year life of the project. Mining in the initial years was to focus on the Southwest deposit and southern end of the main Central deposit.

A conventional process plant based on crushing, grinding and flotation unit operations was proposed. A 30,000 t/d processing rate was projected to produce an average of 220,000 t/a of copper concentrate containing both gold and silver.

A significant amount of infrastructure development was recognised, with a number of alternative access routes from Highway 37 to the Galore Creek project reviewed. Two of the alternatives, termed the North and South Corridors, were considered the most appropriate for further evaluation. Electrical power was assumed to be supplied from an extension of the BC Hydro grid, either from the existing line at Meziadin Junction, or from the proposed Forrest Kerr hydro power station.

Ten tailings dam sites were investigated. The two most favourable locations were in the upper More Creek valley (to be used with the Northern Road Corridor) and in Contact Creek (to be used with the Southern Road Corridor). These locations each have an estimated capacity to hold up to 500 Mt of tailings.

Capital and operating costs were developed considering both the Southern and Northern access corridors. Costs were also developed for a 60,000 t/d case by

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factoring the base case 30,000 t/d costs. The base case metal price assumptions were copper at US$0.90/pound, a gold price of US$375/ounce and US$5.50/ounce for silver.

A financial analysis using the base case parameters indicated that Galore Creek could generate a pre-tax internal rate of return (IRR) of between 11.2% and 16.6% and have an undiscounted after-tax Net Present Value (NPV) between US$329 million and US$500 million for the range of gold and silver prices considered in the study. A sensitivity analysis showed that the base case rate of return was most sensitive to changes in the metals prices and grade followed by changes to the operating costs and then to changes in capital costs.

The PA indicated that a feasibility study was warranted.

6.1.4	Feasibility Study

A feasibility study on the Galore Creek project was compiled by Hatch in October 2006 (Rustad et al., 2006), and incorporated a first-time declaration of reserves for the project. Project reserves as used in the feasibility study are shown in Table 6-2, whereas Table 6-3 shows the resources for the project at the time of the feasibility study.

The October 2006 feasibility study is not to be relied upon; it is summarized here for historical context only.

The project reserves were estimated using a C$3.82/t net smelter return (net of offsite concentrate and smelter charges and onsite plant recovery) as a cut-off for break-even ore/waste selection and for the grade bins for cashflow optimization. Detailed pit phases were engineered from the results of a Lerchs-Grossman sensitivity analysis and resulted in using a 3.6% dilution for all material above the 0.21% CuEQ cut-off grade and assuming mining losses of 2.4%. Reserves were estimated assuming metal recoveries based on detailed metallurgical recovery program results, specific to each individual pit area, ranging from 88–92% recovery for copper, 68–76% recovery for gold and 57–71% recovery for silver, and a copper concentrate grade ranging from 26-28% copper.

The reserve and resource estimates were based on a 3D computer block model with copper, gold and silver block grades estimated into 25 m x 25 m x 15 m high blocks using 5 m long drill hole composites. Prior to compositing the drill hole grades, high- grade outlier values were cut based on an analysis of cumulative probability plots. The grade models were validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Measured, Indicated and

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Inferred Mineral Resource categories using the number of data and distance to data method.

Table 6-2: Galore Creek Reserves, Effective Date October 31, 2006, J. Gray, QP

Reserve	Tonnage	Cu	Au	Ag	Contained	Contained	Contained
Category	(Mt)	(%)	(g/t)	(g/t)	Copper	Gold	Silver
					(B lbs)	(M ozs)	(M ozs)
Proven	239.5	0.625	0.343	6.01	3.30	2.64	46.28
Probable	301.3	0.503	0.271	4.78	3.34	2.63	46.30
Total	540.7	0.557	0.303	5.32	6.64	5.27	92.58

Note: Cut-off grade for the reserves is C$3.82/t Net Smelter Return (NSR). Reserves include a 3.6% dilution for all material above cut-off grade, and mining losses of 2.4% (Rustad et al, 2006)

Table 6-3: Galore Creek Resources, Effective Date October 31, 2006, M. Lechner, QP

Resource	Tonnage	Cu	Au	Ag	CuEQ	Contained	Contained	Contained
Category	(Millions)	(%)	(g/t)	(g/t)	(%)	Copper	Gold	Silver
						(B lbs)	(M ozs)	(M ozs)
Measured	263.6	0.62	0.35	5.9	0.81	3.6	3.0	50.0
Indicated	485.3	0.46	0.28	4.3	0.63	4.9	4.4	67.1
Measured	748.9	0.52	0.30	4.9	0.69	8.5	7.4	117.1
+
Indicated
Inferred	300.1	0.37	0.21	3.7	0.51	2.4	2.0	35.7

Note: Resources are contained within a conceptual pit using metal prices of US$1.25/lb Cu, US$450/oz Au and US$7/oz Ag. Feasibility Study mining costs, processing costs, metal recoveries, and pit slope angles were also used to generate the conceptual pit. The copper equivalent grade was calculated as follows: CuEQ = Recoverable Revenue / 2204.62 * 100 / 1.25 / Cu Recovery / 100 Where: CuEQ = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$1.25/lb, US$450/oz, and US$7/oz for copper, gold, and silver, respectively; Cu Recovery = Recovery for copper based on mineral zone and total copper grade (Rustad et al, 2006)

The proposed project envisaged a large tonnage open pit operation with an estimated 540 Mt of ore. The majority of this was required to be stored as tailings following metal extraction. In addition to the tailings, approximately 840 Mt of waste rock (including overburden pre-stripping) also required storage. The process plant was to process 65,000 t/d, based on crushing, grinding, flotation, thickening and filtration of a copper concentrate that would be shipped to the Port of Stewart for off-site smelting and refining of the copper, gold and silver. A pipeline was to transfer the concentrate from the mine to a remote filter plant and concentrate truck-loading facility near Highway 37.

6.1.5	March 2007 Resource Update

In March 2007, NovaGold, under the supervision of qualified person Kevin Francis, Manager of Resources for NovaGold, updated the Galore Creek resource estimate to

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

include drilling completed during 2006. The change in resources shown in Table 6-4 at a 0.21% CuEQ cutoff was deemed not material by NovaGold management and they were announced in a press release on March 28, 2007. The updated resource estimate had no impact on reported reserves.

Table 6-4: Galore Creek Resources, Effective Date March 28, 2007, K. Francis, QP

Resource	Tonnage	Cu	Au	Ag	CuEQ	Contained	Contained	Contained
Category	(Millions)	(%)	(g/t)	(g/t)	(%)	Copper	Gold	Silver
						(B lbs)	(M ozs)	(M ozs)
Measured	282.1	0.59	0.33	5.6	0.79	3.7	3.0	51.2
Indicated	646.3	0.46	0.25	4.4	0.60	6.6	5.3	90.6
Measured	928.4	0.50	0.28	4.7	0.65	10.2	8.3	141.8
+
Indicated
Inferred	401.6	0.37	0.19	3.7	0.45	3.2	2.5	47.6

Note: Resources are contained within a conceptual pit using metal prices of US$1.25/lb Cu, US$450/oz Au and US$7/oz Ag. Feasibility Study mining costs, processing costs, metal recoveries, and pit slope angles were also used to generate the conceptual pit. The copper equivalent grade was calculated as follows: CuEQ = Recoverable Revenue / 2204.62 * 100 / 1.25 / Cu Recovery / 100 Where: CuEQ = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$1.25/lb, US$450/oz, and US$7/oz for copper, gold, and silver, respectively; Cu Recovery = Recovery for copper based on mineral zone and total copper grade (Rustad et al, 2006)

6.1.6	AMEC Engineering Study Update

From April 2007, AMEC undertook a re-estimation of capital and operating costs, and a review of work completed. The review covered the entire project with a focus on construction of the mine facilities and tailings and water management structures. In September 2007, AMEC commenced updating the October 2006 feasibility study and auditing or reviewing the scientific and technical aspects of the project.

In October 2007, AMEC’s preliminary work indicated that capital costs would be significantly higher than originally estimated in the feasibility study. A team of AMEC, NovaGold, Teck Cominco and GCMC mining professionals was directed to conduct a 6-week review of AMEC’s preliminary work to ascertain if significant savings in capital costs could be realized. Along with changes in scope from the feasibility study, a large portion of the capital cost increase was related to the complex sequencing of activities necessary to build the tailings dam and water management structures, and the resulting extension of the construction schedule by 18 to 24 months.

The project was also impacted by the rapidly escalating capital costs affecting major construction projects worldwide. This, combined with reduced operating margins as a result of the stronger Canadian dollar, made the project uneconomic as conceived and permitted from the October 2006 feasibility study. On November 26, 2007 Galore

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Creek construction was suspended pending further engineering studies to determine the best path forward. The feasibility study update was discontinued. In light of the present uneconomic status of the project, NovaGold and Teck Cominco have agreed to reclassify reserves as resources, in compliance with NI 43-101 requirements.

Preliminary findings of AMEC audit and review have been reviewed by NovaGold and are included in the appropriate sections of the Report. The author of this Report has reviewed the AMEC work in adequate detail to accept responsibility for it.

6.2	Grace Claims

Exploration on the Grace claims commenced in 1964, with Silver Standard Mines Ltd. and Conwest Exploration Company Ltd. staking the area of the Grace 1 and 2 claims, and undertaking reconnaissance rock chip and grab sampling. This work identified the Gale prospect. Ground magnetic and IP geophysical surveys were completed in 1965 by Asarco Inc. Also, during 1965, an 1800 ft (549 m) hole was drilled in the southern part of the Grace 2 claim near Galore Creek. The exact location and results of this hole are unknown as no detailed records are known to exist. No further work was carried out until 1987, when Pioneer acquired the ground.

Pioneer conducted limited work between 1987 and 1999, primarily assessment of the historic geophysical surveying, and geochemical sampling and geological mapping of areas considered prospective for continuation of interpreted Galore Creek mineralizing structures.

The area now covered by the Grace 4 and 5 claims was tested during 1987–1991 by a number of companies, including Continental Gold Corp., Gigi Resources Ltd., and Equity Engineering. Work completed on the Trophy gold project included geological mapping, geochemical sampling, airborne geophysical data interpretation, and follow- up ground geophysical surveys. Four diamond holes, size unknown, for 784.8 m, were completed in 1990, on gold-in-soil geochemical anomalies.

During 2004, NovaGold completed a dipole-dipole IP survey comprising 14 line kilometres on five lines that were oriented north–south, to better define historical IP anomalies and provide additional IP coverage. The survey defined six chargeability anomalies, four of which were drill tested. Drilling comprised six NQ-size (47.6 mm) diamond holes for 1,426 m. Four of the holes tested IP anomalies generated during the 2004 survey; two holes tested historic anomalies. NovaGold interpreted the pyrite mineralization intersected by four of the holes as being typical of alteration halos commonly found peripheral to the copper-gold mineralization associated with the syenite intrusions in the Galore Creek property. During the drilling program, a

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helicopter-borne magnetometer and radiometric survey was flown. Geophysical interpretation identified high-magnetic syenite intrusions, and two magnetic anomalies.

During 2005, additional IP surveying was completed. Nine NQ-size (47.6 mm) diamond holes for a total of 2,145 m were undertaken on geophysical targets.

In 2006, NovaGold completed six NQ-size diamond holes for 1,785 m. Holes were drilled as condemnation holes to ensure there was no economically significant copper or gold mineralization in the area proposed to be covered by a tailings site for Galore Creek (Petsel, 2006). Additional geotechnical and hydrological work has been undertaken on the claims in support of development of potential tailings dams for the Galore Creek deposits (Petsel, 2006).

In 2007, 21 holes totalling 6,840 m were drilled on the Grace claims. Drilling on the property was designed to meet initial earn-in requirements for a 60% interest in the property and to further condemn the low level targets of the tailings impoundment area. No significant mineralization was encountered.

6.3	Copper Canyon

Outcropping gossans with malachite mineralization at Copper Canyon were staked in 1956 by American Metal Co. Ltd. During 1957, geological mapping, rock chip and grab sampling, and seven BQ (36.4 mm) and AQ (27 mm) diamond holes for 1,009 m were completed.

Newmont Mining Corp. flew an airborne magnetometer survey in 1962. This identified a magnetic high that was associated with the Copper Canyon syenite body. IP surveys completed in 1964 and 1966 outlined a 450 x 500 m chargeability anomaly. Soil sampling (150 samples) over areas of known copper anomalism confirmed Cu and associated Mo values. Geological mapping, soil and trench sampling, a petrographic study, and a ground magnetometer survey were completed on the Penny claims during 1964.

No further work was undertaken until 1988, when Canamax Resources Inc. examined the area for gold mineralization. During reconnaissance, 27 rock chip samples were taken, five of which assayed over 1 g/t Au. Airborne geophysics, flown in 1989 on behalf of the Trophy project on what is now the Grace claims, comprised VLF-EM, magnetometer and resistivity surveys on 100 m line spacings.

Consolidated Rhodes Resources Ltd optioned the property during 1990–1991, and completed property-wide detailed geological mapping and 13 NQ-size (47.6 mm) diamond holes for 3,785 m.

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Eagle Plains took 62 drill core samples from the 1990 core in 2002 to investigate platinum group element (PGM) potential.

On commencement of the joint venture in 2004, NovaGold completed core relogging, database compilation of all surface geochemical sampling, and establishment of hole collar locations using GPS surveying. NovaGold completed an additional eight NQ- size (47.6 mm) diamond holes for 3,024 m.

At the end of this program, a resource estimate, supported by the 1990–1991 and 2004 drilling with a total of 21 drill holes for 6,843 m and 4,793 assays, was completed.

A 3D unconstrained geologic model was built around the mineralization. Copper, gold and silver assays were composited on 6 m intervals, an assumption based on probable open pit bench heights of 12 m.

Bulk density data was sourced by analogy from density determinations undertaken during 1966–1967 on the Galore Creek property, and an average specific density of 2.63, based on intrusive values at Galore Creek, was used. Metallurgical data from Galore Creek were also used, as no metallurgical testwork results were available for Copper Canyon.

High-grade assays were capped based on log-normal probability plot inflection points. A percentage block model, based on block sizes of 25 m by 25 m by 12 m, was superimposed on the geologic model. Grade estimates were completed using ordinary kriging, and checked using an inverse distance squared weighting method. Mineral Resources were classified as Inferred, and reported to a CuEQ cutoff value that was based on economic parameters for the deposit at that time. The copper equivalency used the following data:

º	Copper price: US$0.90 cents per pound
º	Copper recovery: (%Cu-0.06)/%Cu with a minimum of 50% and maximum of 95%
º	Gold price: US$375 per oz
º	Gold recovery: (Au g/t-0.14)/Au g/t with a minimum of 30% and a maximum of 80%
º	Silver price: US$5.50 per oz
º	Silver recovery: 80%

Using a 0.35% CuEQ cut-off, the Inferred Mineral Resource at Copper Canyon was estimated at 164.8 Mt at 0.351% Cu, 0.539 g/t Au, and 7.154 g/t Ag. The resource effective date was February 9, 2005.

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During 2005, a further three NQ-size (47.6 mm) diamond holes for a total of 924 m were completed by NovaGold. NovaGold also filed an application with the British Columbia government for a permit to construct an 18 m high rock-fill diversion structure and 1,500 m of diversion channel within the current Copper Canyon property boundaries. The structures were to divert surface runoff waters from the planned tailings area located directly downstream.

During 2007, 4,929 m of core drilling was completed at the Copper Canyon property in 12 holes generally collared as HQ sized diamond holes and reduced to NQ as ground conditions improved with depth. The drilling was designed to a) test resource extensions and upslope soil anomalies, b) review potential underground mining scenario with regards to the current resource and c) to meet earn-in requirements for the first option period granting NovaGold a 60% interest in the property.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Galore Creek project is situated within the Stikine Terrane, an exotic terrane accreted to the ancestral North American craton (Figure 7-1).

Since the mid-Palaeozoic, the Canadian Cordillera has been the site of major orogenic events, primarily the generation of two significant Mesozoic plutonic and metamorphic belts, the Omineca belt, and the Coast Plutonic Complex. The Coast Plutonic Complex consists of a number of exotic island arc fragments, oceanic plateaus and continental margin assemblages accreted between the Triassic and the Cretaceous (Monger et al, 1982). These accreted fragments are divided into two tectonostratigraphic assemblages, the Intermontane Superterrane to the east, and the Insular Superterrane to the west. The Stikine Terrane is the westernmost terrane of the Intermontane Superterrane.

In the Galore Creek area, basement rocks of the Stikine Terrane, informally termed the Stikine assemblage, consist of Permian, Mississippian and Devonian age calc-alkaline bimodal flows and volcaniclastics, interbedded carbonate and minor shale and chert. Unconformably overlying the Stikine assemblage is a succession of Lower to Middle Triassic sedimentary and upper Triassic volcanic rocks. The Stuhini Group consists mainly of submarine volcanic rocks, whereas the Jurassic Hazelton Group comprises mostly subaerial volcanic and sedimentary rocks. A fault-bounded wedge of unnamed Jurassic sediments unconformably overlies the Stuhini Group rocks. Within this unnamed Jurassic succession is a basal purple to red polymictic boulder and cobble conglomerate with an arkosic matrix.

At least six generations of plutonism have affected the Stikine Terrane, in the Late Devonian, Middle(?) to Late Triassic, Late Triassic to Early Jurassic, late Early Jurassic, Middle Jurassic and Paleogene. The Late Jurassic to Early Jurassic Copper Mountain Plutonic Suite consists of numerous small alkaline and associated ultramafic bodies which occupy an north-northwest-trending belt along the east side of the Coast Range. They lie within Stikinia, are hosted by Upper Triassic Stuhini Group volcanics and include the Bronson, Zippa Mountain and Galore Creek intrusions. These intrusive rocks host alkaline-style porphyry copper mineralization.

The following geological description is mostly restricted to the Upper Triassic and younger units that host the mineralization at Galore Creek.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Figure 7-1: Regional Geologic Plan

Scud River
Galore Creek
Stikine River
Northern Route Option
Bob Quinn
Stewart Cassiar Highway
Iskut River
Legend
volcanic rocks
intrusive rocks
ultramafic rocks
sedimentary rocks
metamorphic rocks
Proposed Access Route
Stewart Cassiar Highway
NovaGold
RESOURCES INC.
Galore Creek Project
Regional Geology
and
Proposed Access Route
0 2.5 5 10
Kilometers
N
Regional Geology Source: BC Geological Survey (2005)
North American Datum 1983, Projection UTM Zone 9 (m)

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7.2	Galore Creek Project Geology

7.2.1	Summary

The Galore Creek Syenite Complex comprises a series of orthoclase-porphyritic syenite intrusions that intrude coeval Upper Triassic Stuhini Group volcanic rocks and related sediments. The Stuhini Group is divided into three units: a lower unit of plagioclase and hornblende-phyric volcaniclastics and flows; a middle package of stratified tuffs, intercalated pyroxene-phyric flows and lesser siltstones; and an upper unit of maroon, subaerial in part, potassium feldspar and pseudoleucite-bearing flows, tuffs and epiclastics. Close to the syenite complex these sedimentary and volcanic rocks are severely folded, sheared, faulted, brecciated and metasomatized. Copper deposits are associated with four distinct intrusive pulses of syenite: dark syenite porphyry, garnet syenite mega-porphyry, fine-grained porphyritic syenite and epidote syenite mega-porphyry. The first phase is pre-mineralization, the second intra- mineralization and the last two phases post-mineralization.

The complex is centered in the west fork of Galore Creek and is 5 kilometres in length and 2 kilometres in width. The deposits are hosted by potassium-enriched volcanic rocks and pipe-like breccias adjacent to syenite stocks and dykes. They are manto- shaped, and trend north to northeast, following either, or both, syenite contacts and structural breaks.

7.2.2	Detailed Geology

The Galore Creek deposit is hosted by the Upper Triassic Stuhini Group of the Stikine assemblage. The rocks, predominantly flows, tuffs, volcanic breccias and sedimentary rocks, define a volcanic pile that is centred on Galore Creek. The pile was originally divided into a lower unit of submarine andesitic and basaltic breccias that was overlain by partly subaerial, more differentiated flows and pyroclastics (Panteleyev, 1976). More recent studies (Logan and Koyanagi, 1994), divide the Stuhini Group into six sparsely fossiliferous, massive volcanic units and three well-stratified sedimentary facies equivalents.

The basal rock types of the volcanic edifice are fine- to medium-grained, aphyric and sparse hornblende and plagioclase-phyric flows, breccia and tuff. Porphyry units are trachytic, typically with 15% plagioclase phenocrysts and rarely up to 20% hornblende in a dense, green chloritic groundmass. Fragmental units are generally very difficult to differentiate, typically brightly-coloured (black, green and red) and vary from block breccias to ash tuffs; the most common fragmental type are lapilli tuffs. The size and density of fragments varies greatly over short distances.

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Pyroxene-porphyritic breccia flows and fragmental rocks are interlayered with aphanitic basalt, coarse-bladed feldspar porphyry, and massive andesitic rocks, and form the middle unit of the Stuhini Group. The flows contain from 15 to 30% euhedral phenocrysts of pyroxene set in a dense dark greenish groundmass of feldspar and pyroxene. The lavas can be massive, pillowed, or pillowed breccia flows. Dykes and sills of pyroxene porphyry are interpreted as feeders to the flows, and cap several peaks in the Galore Creek area. Thick sections of green to purple augite basalt and andesite breccia form massive outcrops at the head of Hickman Creek and are overlain by purple amygdaloidal basalts. Rare, thin tuffaceous horizons and coarse-bladed plagioclase porphyry have also been mapped.

The upper volcanic unit consists of an interbedded sequence of basic coarse pyroxene feldspar flow breccias, orthoclase-feldspar crystal tuffs and coarse pseudoleucite flows and sills. At Galore Creek, interlayered trachyte with coarse orthoclase porphyry flows and tuffs have also been mapped. Purple to maroon, thin-bedded tuffs, epiclastics and siltstones crop out between Galore Creek and Copper Canyon. Red-purple, thin-bedded ash tuff, siltstone, and orthoclase crystal lithic tuffs are interbedded with polymictic tuffaceous conglomerate and wackes, and may represent explosive extrusive units of the Galore Creek volcanics.

Coeval and co-magmatic with the Stuhini Group is the Hickman batholith, a composite body of some 1200 km2 extent. The batholith incorporates the Hickman, Yehiniko, and Nightout I-type plutons. Pyroxenite bodies (Polaris Suite) and alkalic syenites (Copper Mountain Suite, which hosts the Galore Creek mineralization) are postulated to be residual and differentiated end-members respectively, of the Stuhini Group (Logan and Koyanagi, 1994).

The Copper Mountain Suite comprises a series of ten orthoclase-porphyritic syenite intrusions hosted by and cutting the Stuhini Group volcanics. Four of these phases are associated with the gold–copper mineralization (Logan and Koyanagi, 1994). Recent U-Pb dates on Galore Creek syenites have given ages ranging from 205-210 Ma (Mortensen, 1995).

The oldest phase, the “dark syenite porphyry” is characterized by tabular, white orthoclase phenocrysts in a matrix of potassium feldspar, biotite and plagioclase. Large remnant phenocrysts of pseudoleucite indicated to Barr et al. (1976) that the depositional environment was subvolcanic, that the rocks had a close affinity with the upper package of volcanics, and that the “dark syenite porphyry” cooled rapidly. This phase is no longer recognised (see Section 7.2.3) .

The second phase, “garnet syenite mega-porphyry”, is only found as dykes. It is an intra-mineralization intrusive altered to endoskarn. The dykes contain euhedral

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orthoclase phenocrysts and hornblende pseudomorphs, each up to about 25% of the total rock content. The groundmass consists mainly of fine-grained trachytic potassium feldspar crystals. Andradite-composition secondary garnets form veinlets and disaggregations, and biotite can replace up to 25% of the original hornblende.

“Fine-grained porphyrytic syenite” represents the third phase. It is texturally similar to the “garnet syenite mega-porphyry”, but cuts that phase, and post-dates mineralization. “Fine-grained porphyritic syenite” consists of 10 to 30% white orthoclase phenocrysts in a light grey to pink groundmass containing up to 5% disseminated fine-grained biotite or hornblende.

“Epidote syenite mega-porphyry dykes”, the fourth phase, are volumetrically important, and the youngest of the porphyries in the Galore Creek area. The rock comprises large orthoclase phenocrysts (40%–60% of the rock), aggregates of epidote (up to 15%), biotite and chlorite (up to 25%). Where wallrocks contain garnet, the epidote syenite dykes can also include garnets as xenocrysts. The groundmass is fine-grained, grey potassium feldspar, with accessory amounts of apatite and magnetite.

The six, additional syenite phases are peripheral to these four. Some are time-equivalent intrusions; others may be metasomatised volcanic rocks that are extrusive equivalents. These include epidote syenite porphyry, North 110 syenite porphyry, green syenite, buckshot syenite porphyry and Copper Canyon syenite porphyry (Barr, 1966; Panteleyev, 1976; Allen et al., 1976).

Young post-mineral basalt and felsite dykes are abundant as a dyke swarm in the northwest part of the property.

To date, twelve copper-gold-silver mineralized zones have been identified on the property. Most zones, including the Central, North Junction, Junction, Middle Creek, West Rim, Butte and South 110, occur in highly altered volcanic rocks and to a lesser degree in syenite intrusions. The Southwest, Opulent Vein, and Saddle zones are hosted by breccias and the North Rim and West Fork zones occur within syenite intrusions (Figure 7-2).

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Figure 7-2: Location Plan, Deposits and Prospects

349000
350000
351000
352000
353000
N
Legend
Deposits
Prospects
0.5% Cu shell
0.35 g/t Au shell
NORTH RIM
NORTH JUNCTION
WEST RIM
JUNCTION
MIDDLE CREEK
NGL
CRZ
CENTRAL ZONE
BUTTE
SOUTHWEST
SGL
BOUNTIFUL
WEST FORK
SADDLE
6337000
6336000
6335000
6334000
6333000
0 0.15 0.3 0.6 0.9 1.2
Kilometers

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7.2.3	Local Geology

Lithological Descriptions

A total of 107 geological codes are used to describe the geology of the Galore Creek area during drill hole logging (Figure 7-3).

About 30 different primary rock types have been determined; subdivisions of these primary types, based on textural differences or temporal (cross-cutting) relationships, account for the remaining codes. Stikine Copper Limited delineated the first 100 codes in 1991. Seven additional codes were created in 2004 by NovaGold.

The following subsections describe the main rock units in the mineralized Galore Creek area; codes are per the lithology codes in Figure 7-3.

Volcanic Rocks

Augite-Bearing Volcanics (Rock Code V1)

A heterogeneous sequence of augite-bearing mafic flows, flow breccias and volcaniclastics are interbedded with pseudoleucite volcanic rocks in the northern portion of the Central Zone. These rocks generally host only weak to moderate mineralization in comparison to the pseudoleucite-bearing rocks.

Augite-bearing flows contain porphyritic and, infrequently, amygdaloidal textures. Interbedded with the augite-bearing flows are augite-bearing volcaniclastics in the form of fine and coarse lapilli tuffs, tuff breccias and flow breccias containing sub-angular to sub-rounded fragments of augite porphyry. These volcaniclastics are generally matrix- supported.

Pseudoleucite-Bearing Volcanics (Rock Code V2)

Pseudoleucite-bearing trachytes occur as moderately west-dipping sequences interbedded with augite-bearing units, intermediate and lesser mafic volcanic rocks. The original textures are often obliterated by intense orthoclase and sericite alteration. Copper and gold mineralization appears to occur preferentially in these rocks. In the Central Zone, fragments of pseudoleucite-bearing volcanic rocks are present in mineralized hydrothermal breccias that also contain abundant garnet.

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Figure 7-3: Galore Creek Lithology Codes

Galore Creek Rock Codes

Patern	Num	Code	Description
	-1	na	Not Available
	100	S	SEDIMENTARY ROCKS - Undivided
	110	S1	SEDIMENTARY ROCKS - Conglomerate
	120	S2	SEDIMENTARY ROCKS - Greywacke
	130	S3	SEDIMENTARY ROCKS - Siltstone
	140	S4	SEDIMENTARY ROCKS - Argilite
	150	S5	SEDIMENTARY ROCKS - Limestone
	160	S6	SEDIMENTARY ROCKS - Epiclastic
	170	S7	SEDIMENTARY ROCKS - Diamictite
	200	V	VOLCANICS - Undivided
	210	V1	VOLCANICS - AUGITE-BEARING - Undivided
	211	V1a	VOLCANICS - AUGITE-BEARING - Flow
	212	V1b	VOLCANICS - AUGITE-BEARING - Porphyritic
	213	V1c	VOLCANICS - AUGITE-BEARING - Flow breccia
	214	V1ab	VOLCANICS - AUGITE-BEARING - Porphyritic Flow
	215	V1e	VOLCANICS - AUGITE-BEARING - Coarse Lapilli Tuff
	216	V1f	VOLCANICS - AUGITE-BEARING - Fine Lapilli Tuff
	217	V1g	VOLCANICS - AUGITE-BEARING - Ash tuff
	218	V1ac	VOLCANICS - AUGITE-BEARING - Flow breccias
	219	V1eh	VOLCANICS - AUGITE-BEARING - Tuffs-Mixed/undifferenciated
	220	V2	VOLCANICS - PSEUDOLEUCITE-BEARING - Undivided
	221	V2a	VOLCANICS - PSEUDOLEUCITE-BEARING - Flow
	222	V2b	VOLCANICS - PSEUDOLEUCITE-BEARING - Porphyritic
	223	V2ab	VOLCANICS - PSEUDOLEUCITE-BEARING - Porphyritic Flow
	224	V2c	VOLCANICS - PSEUDOLEUCITE-BEARING - Flow breccias
	225	V2e	VOLCANICS - PSEUDOLEUCITE-BEARING - Coarse Lapilli Tuff
	226	V2f	VOLCANICS - PSEUDOLEUCITE-BEARING - Fine Lapilli Tuff
	227	V2g	VOLCANICS - PSEUDOLEUCITE-BEARING - Ash tuff
	228	V2h	VOLCANICS - PSEUDOLEUCITE-BEARING - Crystal Lithic Tuff
	229	V2eh	VOLCANICS - PSEUDOLEUCITE-BEARING - Tuffs-Mixed/undifferenciated
	230	V3	VOLCANICS - ORTHOCLASE-BEARING - Undivided
	231	V3a	VOLCANICS - ORTHOCLASE-BEARING - Flow
	232	V3b	VOLCANICS - ORTHOCLASE-BEARING - Porphyritic
	233	V3ab	VOLCANICS - ORTHOCLASE-BEARING - Porphyritic Flow
	234	V3af	VOLCANICS - ORTHOCLASE-BEARING - Flow/Fine Lapilli Tuff
	235	V3e	VOLCANICS - ORTHOCLASE-BEARING - Coarse Lapilli Tuff
	236	V3f	VOLCANICS - ORTHOCLASE-BEARING - Fine Lapilli Tuff
	237	V3g	VOLCANICS - ORTHOCLASE-BEARING - Ash Tuff
	238	V3h	VOLCANICS - ORTHOCLASE-BEARING - Crystal Lithic Tuff
	239	V3eh	VOLCANICS - ORTHOCLASE-BEARING - Tuffs-Mixed/undifferenciated
	240	V4	VOLCANICS - MAFIC - Undivided
	241	V4a	VOLCANICS - MAFIC - Flow
	242	V4b	VOLCANICS - MAFIC - Porphyritic
	243	V4ab	VOLCANICS - MAFIC - Porphyritic Flow
	244	V4d	VOLCANICS - MAFIC - Breccias
	245	V4e	VOLCANICS - MAFIC - Coarse Lapilli Tuff
	246	V4f	VOLCANICS - MAFIC - Fine Lapilli Tuff
	247	V4g	VOLCANICS - MAFIC - Ash Tuff
	248	V4h	VOLCANICS - MAFIC - Crystal Lithic Tuff
	249	V4eh	VOLCANICS - MAFIC - Tuffs-Mixed/undifferenciated
	250	V5	VOLCANICS - INTERMEDIATE - Undivided
	251	V5a	VOLCANICS - INTERMEDIATE - Flow
	252	V5b	VOLCANICS - INTERMEDIATE - Porphyritic
	253	V5c	VOLCANICS - INTERMEDIATE - Flow Breccias
	254	V5d	VOLCANICS - INTERMEDIATE - Breccias
	255	V5e	VOLCANICS - INTERMEDIATE - Coarse Lapilli Tuff
	256	V5f	VOLCANICS - INTERMEDIATE - Fine Lapilli Tuff
	257	V5g	VOLCANICS - INTERMEDIATE - Ash Tuff
	258	V5h	VOLCANICS - INTERMEDIATE - Crystal Lithic Tuff
	259	V5eh	VOLCANICS - INTERMEDIATE - Tuffs-Mixed/undifferenciated
	260	V6	VOLCANICS - FELSIC - Undivided
	266	V6f	VOLCANICS - FELSIC - Fine Lapilli Tuff
	267	V6g	VOLCANICS - FELSIC - Ash Tuff
	300	i	INTRUSIVES - Undivided
	310	i1	INTRUSIVES - Pseudoleucite Porphyry
	320	i2	INTRUSIVES - Pseudoleucite Mega-Porphyry
	330	i3	INTRUSIVES - Grey Syenite Porphyry
	331	CCPo	COPPER CANYON PORPHYRY - Orthoclase
	332	CCPp	COPPER CANYON PORPHYRY - Pseudoleucite
	340	i4	INTRUSIVES - Dark Orthoclase Syenite
	343	i4a	INTRUSIVES - Dark Orthoclase Syenite (early)
	344	i4ab	INTRUSIVES - Dark Orthoclase Syenite (early/late)
	345	i4b	INTRUSIVES - Dark Orthoclase Syenite (late)
	350	i5/i9	Orthoclase Syenite Megaporphyry
	351	i5	INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Fine grained (early)
	352	i9	INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Medium grained
	353	i9a	INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Early Phase
	354	i9ab	INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Early/Late
	355	i9b	INTRUSIVES - ORTHOCLASE SYENITE MEGAPORPHYRY - Late Phase
	361	i6	INTRUSIVES - SYENITE - Fine Grained
	362	i8	INTRUSIVES - SYENITE - Medium Grained
	363	i8a	INTRUSIVES - SYENITE - Early Phase
	365	i8b	INTRUSIVES - SYENITE - Early/Late
	367	JP	Junction Porphyry
	369	WFP	West Fork Prophyry
	371	i7	INTRUSIVES - SYENITE PORPHYRY - Fine grained
	372	i11	INTRUSIVES - SYENITE PORPHYRY - Medium grained
	373	i11a	INTRUSIVES - SYENITE PORPHYRY - Early Phase
	374	i7b	INTRUSIVES - SYENITE PORPHYRY - Late Phase
	380	i10a	INTRUSIVES - PLAGIOCLASE SYENITE PORPHYRY
	385	i10b	INTRUSIVES - PLAGIOCLASE SYENITE PORPHYRY - Late Phase
	390	i12	INTRUSIVES - LAVENDER SYENITE PORPHYRY
	395	i13	
	400	B	BRECCIAS
	410	B1	BRECCIAS - DIATREME
	413	B1a	BRECCIAS - DIATREME - Monolithic
	415	B1b	BRECCIAS - DIATREME - Heterolithic
	420	B2	BRECCIAS - HYDROTHERMAL
	423	B2a	BRECCIAS - HYDROTHERMAL - Monolithic
	425	B2b	BRECCIAS - HYDROTHERMAL - Heterolithic
	430	B3	BRECCIAS - ORTHOMAGMATIC
	433	B3a	BRECCIAS - ORTHOMAGMATIC - Monolithic
	435	B3b	BRECCIAS - ORTHOMAGMATIC - Heterolithic
	500	D	DIKES
	510	D1	DIKES - Lamprophyre
	520	D2	DIKES - Mafic
	530	D3	DIKES - Intermediate
	540	D4	DIKES - Felsic
	700	FZN	Fault Zone
	900	OVB	Overburden
	999	NR	Ro Return

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Orthoclase-Bearing Volcanics (Rock Code V3)

Orthoclase-bearing volcanics are predominantly fine and coarse crystal lithic tuffs with possible subordinate flows, and are common in the southern part of the Central Zone, where they crop out on surface and are often seen in drill core. In this area, they are often strongly mineralized with disseminated bornite, chalcopyrite and gold. They appear to be cogenetic and coeval with dark syenite porphyry intrusives, which may be their subvolcanic equivalents.

Undifferentiated Volcanics (Rock Codes V4, V5, V6)

In some areas, intense alteration has obliterated original textures resulting in the more generic classification of “undifferentiated volcanics”. Such rocks have been classified on the basis of colour and association.

Mafic volcanic rocks (V4) are dark green, chlorite-rich flows and tuffs, and are common in the north part of the Central Zone. These are interbedded, and may, in part, be correlated with unit V1. Porphyritic and amygdaloidal flow textures have been preserved locally, and volcanic clasts are sometimes preserved in pyroclastic rocks.

Intermediate volcanic rocks (V5) are very common in the Central Zone. These rocks are medium-greenish-grey volcaniclastics and flows, and may be aphyric equivalents of the V2 unit. Included in this unit are possible trachy-andesites containing sub-rounded orthoclase phyric fragments. Secondary biotite occurs both as a spotted to patchy alteration and as coarse aggregates and veins.

Intense orthoclase flooding has resulted in pale grey, felsic volcanic rocks (V6) which are fine- to medium-grained volcaniclastics and flows. V6 rocks are present in the north and central part of the Central Zone, often interbedded with pseudoleucite volcanic rocks that may be their equivalent.

Sedimentary Rocks

Sedimentary rocks, such as diamictites and epiclastics, derived from re-worked volcanic material are often found interbedded with their volcanic equivalents. Minor siltstone, argillite, greywacke and conglomerate are common immediately to the north of the Central Zone. Sedimentary structures such as graded bedding, flame structures and channel scour features have been observed in drill core north of the Central Zone, from outcrop in North Rim Creek and more rarely in drill core from the Central Zone. Where observed in outcrop, tops indicators show the sequence is right side up.

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Conglomerate (Rock Code S1)

Conglomerates are common north of the Central Zone, in North Rim Creek and North Rim Zone, and in the North Junction Zone. The unit is heterolithic and unsorted. Fragments of volcanic and syenitic rocks are present and comprise up to 30% of the rock. Conglomerate contains local intercalations of argillite and greywacke. Channel scours and load casts are common.

Greywacke (Rock Code S2)

Grey-green, poorly sorted, medium- to coarse-grained greywackes are common north of the Central Zone, in North Rim Creek. They also appear rarely in drill core within the Central Zone as intercalations with lapilli tuffs.

Siltstone (Rock Code S3)

Siltstone is fine-, to medium-grained, grey, massive- to well-bedded and locally contains graded bedding.

Argillite (Rock Code S4)

Argillite occurs as alternating medium- to dark-grey and black, aphanitic, well-bedded sequences. Beds vary in thickness from 0.5 to 1 cm.

Limestone (Rock Code S5)

Micritic or crystalline limestone is primarily sedimentary in origin, and includes many variations of grain size and bed thickness. It is most commonly found in Copper Canyon (see Section 7.3) .

Epiclastic Sediments (Rock Code S6)

This unit is a composite lithology consisting primarily of reworked volcanic material. It includes clay-rich (lacustrine) beds, siltstone, fine-, to coarse-grained sandstone, and conglomerate.

Diamictite (Rock Code S7)

The diamictite consists of unsorted, mono- or polylithic fragments that are matrix-supported. The matrix consists of a mixture of clay, silt or sand. It commonly shows either normal or reverse grading, and may have formed as a result of mass gravity flows such as lahars or debris flows.

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Intrusive Rocks

Multiple intrusive phases are present in the complex and divided into pre-, inter-, late-and post-mineralization phases. The classification is based on crosscutting relationships, together with the degree of alteration and mineralization characteristics.

Petrological examination (Enns et al, 1995) has shown that the Galore Creek intrusive rocks contain variable proportions of orthoclase, plagioclase (oligoclase or albite), pseudoleucite, melanite, clinopyroxene, biotite and hornblende phenocrysts in a matrix of pilotaxitic K-feldspar, disseminated magnetite, apatite and titanite.

Early intrusive units (rock units I1 through I5) consist of K-feldspar and pseudoleucite porphyritic dykes and sills. These are followed by relatively equigranular intrusions (I6 and I8), K-feldspar porphyritic and megaporphyritic units (I9-I11), and a relatively equigranular intrusion (I12). This apparent oscillation between porphyritic and equigranular textures may reflect variations in the volatile fugacities of the melts. The modal change in the primary mineral assemblage of the Galore Creek intrusions, from syenitic to monzonitic, back to syenite and finally to quartz syenite, suggests differences in the compositions of the parent melts.

Pre-Mineralization Intrusions (Rock Codes I1 to I3)

Pseudoleucite porphyries and mega-porphyries (I1 and I2) are relatively rare, and occur most often as thin, steeply-dipping dykes in the Central Zone. Distinct chill margins are often observed at contacts. Pseudoleucite porphyry (I1) is identified based on the presence of 10–30%, 4–10 mm and more rarely 10–20 mm euhedral pseudoleucite phenocrysts set in a pale-grey to pinkish-grey, aphanitic, orthoclase-rich groundmass. Pseudoleucite mega-porphyry (I2) is identified based on the presence of 3–10%, 20–40 mm, subhedral to euhedral pseudoleucite megacrysts, as well as 3–5%, 1–3 mm, tabular orthoclase phenocrysts. All phenocrysts are set in a fine-grained, slate-grey groundmass.

Early mapping and logging includes a Grey Syenite Porphyry (I3). Work by NovaGold from 2003 to 2005 did not substantiate the existence of this unit.

Inter-Mineralization Intrusions (Rock Codes I4a and I4b)

Dark orthoclase syenite, both early (I4a) and late (I4b), is the most common syn-, to late-mineral intrusive in the southern part of the Central Zone. The unit is also common in the West Fork Zone, where it occurs unmineralized near surface, and as a mineralized, flat-lying, tabular body at depth. The unit is identified based on the size, shape, and distribution of the orthoclase phenocrysts, and if present pseudoleucite megacrysts. Dark orthoclase syenite is commonly altered to biotite and chlorite after

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orthoclase, which gives the groundmass a dark grey appearance. Orthoclase alteration after biotite can change the colour of the groundmass back to a pale grey colour.

Early dark orthoclase syenite (I4a) is a porphyritic unit with 3–7%, 2–5 mm and 10–20 mm, subhedral to rounded orthoclase phenocrysts set in a dark grey to pale brown/pink, fine-grained groundmass. Mineralization exists as disseminated and veined bornite and chalcopyrite. Early dark orthoclase syenite may be the subvolcanic equivalent of the V3 unit. Late dark orthoclase syenite (I4b) is commonly observed in outcrop and drill core as irregular to tabular east-dipping dykes. It is dark grey-green, porphyritic, with infrequent large, zoned, euhedral pseudoleucite phenocrysts, 20–40 mm in diameter. Orthoclase phenocrysts 3–15 mm in diameter comprise 10–40% of the unit, and are supported by a fine-grained orthoclase matrix. The major alteration assemblage is biotite and chlorite after orthoclase.

Late-Mineralization Porphyries (Rock Codes I5 to I12)

Dykes and/or sills of late-mineralization porphyries intrude the Central and Junction and North Junction zones and may also constitute a large stock between these zones. These phases are easily recognized because of the lack of mineralization and the propylitic alteration assemblage. The most common phases are grey equigranular to porphyritic, medium-grained syenite (I8), mega-porphyry (I9a and I9b), grey medium-grained syenite porphyry (I11a) and lavender porphyry (I12). Minor phases include dykes and small stocks of fine-grained syenite and syenite porphyry (I6 and I7), plagioclase syenite porphyry (I10) and medium-grained syenite porphyry (I11). Most of these late minor phases were defined from drill core in the Central Zone. Minor mineralization associated locally with these dykes suggests that they are either syn-mineral, or that minor late mineralization was introduced with them.

The two varieties of I9 (I9a and I9b) are very similar chemically and texturally; however, the dominant occurrence of I9a is located in the Southwest Zone and is locally well mineralized. The I9b in the Central Zone is clearly post-mineral, which suggests different intrusive timing for the two phases relative to mineralization which act as a basis for separate categorization.

The lavender porphyry (I12) is a quartz-bearing syenite that occurs as a small body near the centre of the complex. It intrudes a late-mineral breccia exposed in Dry Creek and is locally mineralized with chalcopyrite.

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Breccias (Rock Codes B1 to B3)

Diatreme, hydrothermal, and orthomagmatic breccias (B1, B2 and B3 rock codes, respectively) are distinguished at Galore Creek mainly by clast shape and lithology, matrix composition, alteration assemblage and the presence of mineralization. Diatreme clasts are rounded to sub-angular and form lapilli-sized fragments to fragments several tens of centimetres across. Clasts are generally orthoclase-altered and sit in a matrix of sand- and silt-sized particles. Hydrothermal breccias are characterized by sub-angular, rotated clasts of I1, I2, I3, V4 and V5. In most cases, the breccias are matrix-supported, with the primary composition being garnet, anhydrite, orthoclase, biotite ± diopside. Hydrothermal breccias are often well mineralized, with the primary copper mineral, chalcopyrite, occurring as disseminations and stringers. Orthomagmatic breccia clasts are polylithic, unsorted, and rounded to angular. They are set in a magmatic, often porphyritic, matrix.

The mineralization in the Southwest Zone is hosted by an unbedded, polylithic, matrix-supported breccia. Clasts include a variety of altered and/or mineralized lithologies, which indicates that a mineralization event preceded brecciation. The breccia matrix is rich in rock flour but also appears to contain comminuted crystals of possible tuffaceous origin. Several relatively small bodies of orthomagmatic breccia carrying copper–gold–silver mineralization were emplaced during the latter intrusive phases of the system. Breccia bodies south and west of the Central Zone carry clasts of propylitized, late-mineralization mega-syenite porphyry. The breccias are mainly clast-supported and characterized by a matrix of magnetite accompanied by one or more of epidote, garnet, pyroxene and biotite.

Other orthomagmatic breccias include the mineralized Saddle Zone breccia and the West Fork breccia. The latter was found to contain clasts of unaltered intrusive phases including I11, suggesting that it formed late in the intrusive sequence.

7.2.4	Structure

The Galore Creek regional geology is dominated by brittle deformation and faulting and controlled by competency contrasts between volcanic and sedimentary rocks. Three or possibly four episodes of deformation have been recognized, but ages are poorly constrained.

The oldest Palaeozoic rocks (pre-Upper Triassic) are affected in the form of widespread penetrative planar fabrics, north to northwest-trending isoclinal folding (D1), northwest-trending upright open folding (D2), and west to northwest-trending chevron folds and kink bands (D3). D1 and D2 are characterized by regional metamorphism to greenschist facies.

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The earliest structures are syn-metamorphic, pre-Triassic, possibly Carboniferous(?) age. These structures, and related northeast-striking penetrative foliations, are deformed by west-trending post-Triassic(?) folds. Two post-Early Jurassic events are recognized, one is characterized by north-trending southwest-verging folds and reverse faults; and the younger is characterized by northeast-verging kink folds (Logan and Koyanagi, 1994).

Faults

The Galore Creek area is a mosaic of fault-bound blocks, controlled by five major fault sets (Logan and Koyanagi, 1994). From oldest to youngest these include: north-trending vertical faults; east and west-dipping reverse faults, northwest-striking vertical faults in part coeval with, but also truncated by the north-trending structures; west-trending vertical shear zones and normal, generally north-side down, extensional faults and northeast striking sinistral shear zones and vertical normal faults (Logan and Koyanagi, 1994).

Cataclasite zones are associated with all but the youngest northeast-trending faults. These have channelled fluids and alteration has obliterated protolith rocks in zones up to tens of metres wide (Logan and Koyanagi, 1994).

Folds

Upper Triassic strata are folded about two virtually orthogonal axes. The older folds are generally west-trending, the younger are north to northwest-trending. However, no folded cleavages or refolded folds have been noted in mapping (Logan and Koyanagi, 1994).

7.2.5	Alteration

Alteration and mineralization are contemporaneous, and spatially overlap. However, for the purposes of this Report, mineralization is specifically discussed in Section 9, and alteration is discussed here. Four main alteration facies have been described at Galore Creek.

Potassic alteration associated with the introduction of copper sulphides is the most widespread, and dominant, alteration type. K-feldspar flooding, most intense in the Central Zone, affects the volcanics and early intrusive rocks in all areas of the deposit. Biotite alteration is present and is closely associated with copper mineralization and sheeted gypsum fracturing. The combined occurrence of gypsum fractures and fine-grained biotite cause mineralized outcrops to weather recessively.

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Within the core region of the Central Zone a “Ca–K-silicate” assemblage exists which is characterized by the presence of dark brown garnet with locally occurring diopside, epidote and plagioclase. This alteration most probably occurred when the potassic “K-silicate” altering fluids encountered more calcic mafic rocks, derived excess Ca and precipitated garnet. Garnet alteration decreases from the core region of the Central Zone toward the north and south, and is accompanied by increasing magnetite and early hematite.

Magnetite is an abundant accessory in the syenite porphyries. When present, the copper sulphide most commonly associated with it is chalcopyrite (Proffett, 2005). Magnetite is also present as disseminations and veinlets throughout altered volcanic rocks at Galore Creek. The greatest concentrations of magnetite occur in magnetite breccias at the Saddle Zone and the West Fork Zone.

The second alteration phase is a later potassic phase. In the later porphyries, such as I8 and I11, plagioclase that is only partly altered to K-feldspar is usually present, and because the relict plagioclase is a source of calcium, epidote may be common. Mafics are usually altered to secondary biotite that is distinctly green compared to the biotite of the more intense potassic alteration, which is black under a hand lens (Proffett, 2005).

Sericite–anhydrite–carbonate (SAC) alteration overprints the dominant early alteration phases and is locally extensive. In the southern part of the Central Zone it is accompanied by late hematite. In the northern portion it is marked by increasing pyrite ± hematite and decreasing bornite-chalcopyrite, suggesting that copper was remobilized during SAC alteration. In the core of the Central Zone, SAC alteration is patchy and more common on the periphery. The later hydration of anhydrite to gypsum by groundwater action and consequent volume increase has resulted in intense sheet fracture development in parts of the Central Zone to depths of as much as 213 m below surface. The gypsum has been leached out to depths ranging from 30 to 122 m, leaving loose crumbly sheets of rock. The broken rock boundary is defined by an abrupt change in rock quality designation (RQD) values and generally mimics the topography. The sheet fractures are best developed in volcanic rocks.

Salmon-coloured alteration with abundant carbonate is common in several zones up to several metres wide, especially along fault zones. The presence along late faults indicates that this alteration is late. Other minerals that may be present are sericite, specular hematite, pyrite and chlorite. K-feldspar and chalcopyrite may also be present, but these minerals may be relicts from earlier assemblages. Bornite is rarely, if ever present, and any bornite that may have been present in the rock before this alteration occurred was apparently sulphidised to chalcopyrite (Proffett, 2005).

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Propylitic alteration, in the form of an epidote–chlorite assemblage is present in drill core from the Grace Claims.

7.2.6	Deposits and Prospects

A map of the deposits and prospects identified within the Galore Creek property as at the effective date of this Report was included as Figure 7-2.

Central Zone

The long axis of the Central Zone deposit has an orientation of 015° and dips steeply to the west. It is 1,700 m long, 200 to 500 m wide and has been traced to a depth of 450 m and remains open at depth. Mineralization crops out in the southern part of the zone, but elsewhere is covered by up to 75 m of glacier-derived material (Workman, 2006a).

The deposit plunges gently to the north and at its maximum thickness is 335 m. It comprises several parallel, en echelon copper zones centred on a steeply-dipping breccia pipe. Mineral zoning consists of an intense potassic core zone, which hosts the mineralization, and a spotty propylitic alteration zone which occurs mainly along the eastern edge of the deposit.

The intensity of copper mineralization is mainly influenced by lithology. The pseudoleucite-bearing volcanic rocks in the north and the dark crystal tuffs in the south are the most favourable hosts to mineralization. Augite-bearing volcanic rocks appear to have been less receptive to mineralization. The copper mineralization is broadly conformable to volcanic stratigraphy in the northern half of the deposit. In the south, pod-shaped zones of disseminated chalcopyrite and bornite generally reflect the distribution of volcaniclastic host rocks (Workman, 2006a).

An early suite of syenite porphyries (i1–i4a) are moderately to intensely altered and mineralized. The younger dark syenite porphyry (i4b), so abundant in the southern part of the Central Zone, is generally, weakly mineralized. Late mega-porphyry intrusives (i8, i9b) are weakly mineralized to barren. They cut mineralized bodies, and are considered a late-mineral intrusive phase (Workman, 2006a).

The eastern boundary of the Central Zone mineralization lies near the surface projection of a major, steeply west-dipping, brittle, normal fault. In the west and south, mineralization is partially truncated by post-mineral mega-porphyry dykes. In the north, mineralized volcanic rocks end abruptly against a thick sequence of weakly to unmineralized epiclastic sedimentary and volcanic rocks as a result of a west–northwest-oriented post mineral fault.

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A geological section through the Central Zone is shown in Figure 7-4.

Bountiful Zone

Discovered beneath the eastern margin of the South Gold Lens of the Central Zone in 2003, by deeper than average drilling, the Bountiful Zone consists of chalcopyrite and pyrite mineralization hosted by pseudoleucite-bearing volcaniclastic rocks, overlying siltstone and sandstones, and a hydrothermally cemented polylithic breccia. The mineralization is generally pod shaped with the long dimension in a NNE-SSW direction. The deposit is rather large, approaching 500 x 500 x 1000 m with the top of mineralization typically intersected at 350 to 400 m from surface. Gold assays are typically low. A pod-shaped hydrothermal breccia occurs within the center of best copper mineralization. Clast size in the breccia decreases towards the center of the breccia body. The relationship between the un-mineralized rock and the breccia has not been established, as unequivocal intrusive contact relations have not been identified. Nonetheless, the spatial relationship and the presence of pseudoleucite megacrystic syenite clasts suggest that the latter intrusive may be associated with the breccia as the candidate causative intrusion for Bountiful Zone mineralization. It is unclear whether the South Gold Lens and the Bountiful mineralized zones are related genetically or whether one is older or younger. It may represent a slightly later event or a lower temperature expression of the chalcopyrite-pyrite of the South Gold Lens. The East fault cuts through the middle of the Bountiful Zone but does not appear to offset it.

Southwest Zone

The Southwest Zone is located about 600 m southwest of the south end of the Central Zone and contains some of the highest grade near-surface gold mineralization. Drilling has outlined an elongate pod-shaped body that trends roughly east–west and dips approximately 60° to the south. The zone is up to 400 m long and may be as wide as 140 m. It is still open at depth, and from 2005 drilling, may also be open along strike. Primary hosts for the Southwest mineralization are a breccia and an early-phase syenite intrusion. The main zone of mineralization strikes east to southeast and dips steeply south. Sulphides and magnetite occur as disseminations, fracture fillings and replacements. Localization of high-grade copper–gold–silver mineralization within the breccia appears to be related to a combination of structural traps. Located primarily on the footwall side of the Southwest Fault, the deposit is zoned from a central copper–gold core out to a gold halo.

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Figure 7-5 is a geological section through the Southwest Zone.

Junction and North Junction Zones

The Junction and North Junction Zones lie about 2 kilometres northwest of the Central Zone and are about 460 m higher in elevation than Central. Both deposits have similar geological characteristics to the Central Zone. The Junction deposit is a tabular northeast-striking, northwest-dipping body. It can be traced from surface exposures and drill holes 700 m along strike and 200 m down dip. The North Junction deposit, 350 m to the east, is podiform with the long axis plunging to the northwest.

The mineralization, consisting of disseminated chalcopyrite and bornite, is hosted in both the Junction porphyry (JP) and the Late Junction porphyry and orthoclase syenite mega-porphyry. K-silicate alteration consisting of pervasive hydrothermal biotite and K-feldspar flooding is associated with the mineralization. A large mass of late-mineral mega-porphyry truncates the zone on the west. A brittle-ductile fault marks the southern limit of North Junction mineralization. Figure 6-6 is a cross-section through the Junction and North Junction Zones respectively.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Figure 7-4: Geological Cross-Section, Central Zone

GALORE CREEK LEGEND
S Sedimentary - Undivided
V1 Augite-Bearing Volcanic
V2 Pseudoleucite-Bearing Volcanic
V3 Orthoclase-Bearing Volcanic
V4 Mafic Volcanic
V5 Intermediate Volcanic
V6 Felsic Volcanic
I Intrusive - Undivided
I1 Pseudoleucite Porphyry
I2 Pseudoleucite Mega-Porphyry
I3 Grey Syenite Porphyry
I4 Dark Orthoclase Syenite
I5 Orthoclase Syenite Megaporphyry
I6 Fine-grained Syenite
I7 Fine-grained Syenite Porphyry
I8 Medium-grained Syenite Porphyry
I9 Orthoclase Syenite Mega-Porphyry
I10 Plagioclase Syenite Porphyry
I11 Medium-grained Syenite Porphyry
I12 Lavender Syenite Porphyry
CCP Copper Canyon Porphyry
WFP West Fork Porphyry
JP Junction Porphyry
B Breccias - Undivided
D1 Lamprphyre Dike
D2 Mafic Dike
D3 Intermediate Dike
D4 Felsic Dike
OVB Overburden
Faults
Mineralized Zones >0.30 % Cu
Ultimate Pit
0 100 200
Scale (metres)
Central Zone Long Section
Section 351100E looking West (UTM and reduced UTM coordinates)

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Figure 7-5: Geological Cross-Section, Southwest Zone

GALORE CREEK LEGEND
S Sedimentary - Undivided
V1 Augite-Bearing Volcanic
V2 Pseudoleucite-Bearing Volcanic
V3 Orthoclase-Bearing Volcanic
V4 Mafic Volcanic
V5 Intermediate Volcanic
V6 Felsic Volcanic
I Intrusive - Undivided
I1 Pseudoleucite Porphyry
I2 Pseudoleucite Mega-Porphyry
I3 Grey Syenite Porphyry
I4 Dark Orthoclase Syenite
I5 Orthoclase Syenite Megaporphyry
I6 Fine-grained Syenite
I7 Fine-grained Syenite Porphyry
I8 Medium-grained Syenite Porphyry
I9 Orthoclase Syenite Mega-Porphyry
I10 Plagioclase Syenite Porphyry
I11 Medium-grained Syenite Porphyry
I12 Lavender Syenite Porphyry
CCP Copper Canyon Porphyry
WFP West Fork Porphyry
JP Junction Porphyry
B Breccias - Undivided
D1 Lamprphyre Dike
D2 Mafic Dike
D3 Intermediate Dike
D4 Felsic Dike
OVB Overburden
Faults
Mineralized Zones >0.30 % Cu
Ultimate Pit
0 100 200
Scale (metres)
Southwest
Section 350100E looking West (UTM and reduced UTM coordinates)

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

GALORE CREEK LEGEND
S Sedimentary - Undivided
V1 Augite-Bearing Volcanic
V2 Pseudoleucite-Bearing Volcanic
V3 Orthoclase-Bearing Volcanic
V4 Mafic Volcanic
V5 Intermediate Volcanic
V6 Felsic Volcanic
I Intrusive - Undivided
I1 Pseudoleucite Porphyry
I2 Pseudoleucite Mega-Porphyry
I3 Grey Syenite Porphyry
I4 Dark Orthoclase Syenite
I5 Orthoclase Syenite Megaporphyry
I6 Fine-grained Syenite
I7 Fine-grained Syenite Porphyry
I8 Medium-grained Syenite Porphyry
I9 Orthoclase Syenite Mega-Porphyry
I10 Plagioclase Syenite Porphyry
I11 Medium-grained Syenite Porphyry
I12 Lavender Syenite Porphyry
CCP Copper Canyon Porphyry
WFP West Fork Porphyry
JP Junction Porphyry
B Breccias - Undivided
D1 Lamprphyre Dike
D2 Mafic Dike
D3 Intermediate Dike
D4 Felsic Dike
OVB Overburden
Faults
Mineralized Zones >0.30 % Cu
Ultimate Pit
0 100 200
Scale (metres)
Junction and North Junction
36 80 0 N
36 60 0 N
36 40 0 N
36 20 0 N
36 00 0 N
35 80 0 N
16 00
14 00
12 00
10 00
80 0
60 0
V1
I9
OVB
D2
GC05-0671
GC63-0071
GC63-0080
GC73-0328
GC66-0229
GC73-0327 & 327a
GC61-0002

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

West Fork Zone

The West Fork Zone (also known as the West Fork Glacier Zone) lies in the valley floor less than 1 kilometre south of the Central Zone and less than 50 m higher in elevation than Central. West Fork contains two adjacent but distinctly different styles of mineralization: disseminated sulphide replacements similar to portions of the Central zone, and massive replacement (Opulent). Higher grade disseminated zones appear to be controlled by structures, though distinct veining is absent. A geological cross-section for the West Fork is included as Figure 7-7.

Opulent

The Opulent zone, which consists of massive chalcopyrite, bornite and magnetite, defines the other style of mineralization at West Fork. Sulphide textures indicate fissure-style fillings of open space, but associated calc-silicate gangue minerals, possibly tremolite, indicate replacement. The known extent of the Opulent zone is limited within a breccia mass and strikes approximately 355° with a steep westerly dip. The extent of the zone is 150 metres in length and 100 metres in depth.

Middle Creek

Limited exploration has been completed over this prospect. Middle Creek is located approximately 1 kilometre west of the Central Zone. In 1991, field mapping found mineralization reported by prospectors in the mid 1960s. Mineralization is characterized by finely-disseminated bornite, chalcopyrite and magnetite associated with pervasive fine-grained biotite and garnet alteration, hosted in a breccia or volcaniclastic unit. Drilling during 2005 encountered malachite and native copper mineralization (Workman, 2006a).

West Rim

The West Rim Zone is about 700 m due west of the Junction Zone. It lies in the west margin of the Galore Creek intrusive complex. Mineralization occurs in pervasive, intense biotite-altered volcanic tuffs. The outer limits of the West Rim zone are based on exposed mineralization along the creek gullies. This zone is 250 m long, has a northeast orientation and appears to be wider at the north, perhaps due to offset by faulting.

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Figure 7-7: Geological Cross-Section, West Fork Zone

GALORE CREEK LEGEND
S Sedimentary - Undivided
V1 Augite-Bearing Volcanic
V2 Pseudoleucite-Bearing Volcanic
V3 Orthoclase-Bearing Volcanic
V4 Mafic Volcanic
V5 Intermediate Volcanic
V6 Felsic Volcanic
I Intrusive - Undivided
I1 Pseudoleucite Porphyry
I2 Pseudoleucite Mega-Porphyry
I3 Grey Syenite Porphyry
I4 Dark Orthoclase Syenite
I5 Orthoclase Syenite Megaporphyry
I6 Fine-grained Syenite
I7 Fine-grained Syenite Porphyry
I8 Medium-grained Syenite Porphyry
I9 Orthoclase Syenite Mega-Porphyry
I10 Plagioclase Syenite Porphyry
I11 Medium-grained Syenite Porphyry
I12 Lavender Syenite Porphyry
CCP Copper Canyon Porphyry
WFP West Fork Porphyry
JP Junction Porphyry
B Breccias - Undivided
D1 Lamprophyre Dike
D2 Mafic Dike
D3 Intermediate Dike
D4 Felsic Dike
OVB Overburden
Faults
Mineralized Zones >0.30 % Cu
Ultimate Pit
0
100
200
Scale (metres)
West Fork
Section 6332000N looking North (UTM and reduced UTM coordinates)
GC04-0604
GC05-0583
GC04-0489
GC05-0585
GC05-0561
GC04-0472
GC04-0510
OVB
B
I9
I10
I4
WFP
D1
V2

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

North Rim

The North Rim Zone lies in the northeast corner of the North Junction grid. It is an early-stage exploration target, defined by the presence of widespread scattered malachite in poorly-exposed outcrops, a large, coincident copper and gold soil anomaly, and a large, strong, chargeability anomaly that is broadly coincident with the soil anomaly. One large and two smaller breccia bodies were mapped in the area. Two clast types are present: late megaporphyry (i9b) and equigranular syenite (i8). Chalcopyrite accompanied by biotite and sometimes bornite are locally present either as veins or more frequently as an accessory in the breccia matrix.

Butte and South Butte

The Butte deposit crops out on the west edge of the syenite complex, 2 kilometres west of the Central zone. It is localized along a west-dipping faulted contact between altered volcanic rocks and syenite intrusions.

The South Butte deposit crops out on a nunatak in the West Fork Glacier, 4 kilometres south of the Central zone. North-trending dykes and mineralized shear zones cut the altered host volcanics, but most of the chalcopyrite and pyrite mineralization is fracture-controlled

Saddle

The Saddle deposit crops out on a steep slope, 2.6 kilometres southeast of the Central zone. It trends easterly and dips northerly at 50° along the contact between buckshot syenite and green syenite porphyry. Primary mineralization is contained within a magnetite-cemented breccia body; secondary copper minerals extend beyond the breccia. The breccia contains angular fragments of buckshot syenite and green syenite porphyry and metavolcanic rocks. Graded beds and flow textures suggest that some of the green syenite represents potassium-metasomatized volcanic extrusive rather than intrusive rocks.

A strong quartz–sericite–pyrite alteration zone extends down the north-facing flank of Saddle Ridge to Jack Wilson Creek. Discontinuous mineralized shears and narrow sigmoidal chalcopyrite–pyrite–quartz veins are exposed at upper elevations of the Saddle Ridge area.

The Spire zone is an east-trending zone of propylitic alteration and disseminated chalcopyrite cropping out at l065 to 1370 m elevation on Saddle Horn Ridge. In the creek valley, gold values are associated with sericitized, pyritized and silicified zones in andesites.

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South 110 Creek

The South 110 Creek deposit is exposed between 1220 and 1300 m elevation on the west slope of 110 Creek, 500 metres north of the Saddle deposit. Disseminated mineralization trends north, along the fractured contact between buckshot syenite, green syenite porphyry and metavolcanic rocks. Magnetite and sulphides are intimately associated as at the Saddle deposit.

7.3	Grace Claims Geology

The Grace Claims are underlain by andesitic and basaltic volcanics of the Upper Triassic Stuhini Group. These comprise pyroxene porphyry flows, fragmentals, and feldspar crystal tuffs (Gale, 1964; Kasper, 1991). Calcareous argillite and conglomerate, which are interbedded with the volcanic rocks, crop out in the western portion of claim 516161, and on the eastern side of the Galore Creek valley. Gale (1964) interpreted that the structure underlying the claims was a northerly-trending anticline. The general geology of the Grace claim area is presented in Figure 7-8.

The Central Fault that runs through the Central Zone of the Galore Creek deposit has been traced northward across Pioneer's Grace project claims (St. Clair Dunn, 2006).

7.4	Copper Canyon Geology

The geological sequences described below are sourced from Twelker (2007), and Otto (2004a, 2004b). The general geology of the Copper Canyon area is presented in Figure 7-9.

The multiphase Copper Canyon syenite porphyry and adjacent volcanic rocks host disseminated copper, gold, and silver mineralization. The volcanic strata progress from a basal sequence of alkaline lavas upward to an extensive pyroclastic section, thence to epiclastic sediments. The Copper Canyon porphyry intrudes these lithologies. The basal lavas accumulated during passive, non-pyroclastic eruptions. Venting during emplacement of the Copper Canyon porphyry produced the overlying pyroclastic rocks, and reworking of these strata produced the epiclastic section. Significant Cu–Au–Ag mineralization lies within the intrusive rocks and within an orthomagmatic breccia unit below the pyroclastic rocks. The hydrothermal system is centered in the Copper Canyon porphyry.

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Figure 7-8: General Geology, Grace Claims (after Logan and Koyanagi, 1992)

350000
355000
6340000
6335000
lm
st
sf
dg
v
sv
vk
s
sy
dg: Texas Creek Plutonic Suite
Monzodioritic to Gabbroic Intrusive Rocks
sy: Galore Creek Plutonic Suite
Syenite to Monzonite
s: Stuhini Group
Undivided Sedimentary Rocks
st: Stuhini Group
Siltstone, Argillite, Greywacke, Conglomerate, Turbidites
sv: Stuhini Group
Marine Sedimentary and Volcanic Rocks
v: Stuhini Group
Undivided Volcanic, Sedimentary Rocks
vk: Stuhini Group
Alkaline Volcanic Rocks
sf: Stikine Assemblage
Mudstones, Siltstones, Sedimentary Rocks
lm: Stikine Assemblage
Limestone, Marble, Calcareous Sedimentary Rocks
Grace Claims
Fault, Undefined
Friendly / Scud River Fault
1,000 500 0 1,000
Meters
Galore Creek, British Columbia
NovaGold
Grace Property Geology
Redrafted After: Logan and Koyanagi (1992)
Drawn By: Scott Close
Date: January 16, 2008
Projection: NAD 83 Zone 9N
Scale: 1:50,000

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Figure 7-9: General Geology, Copper Canyon (after Twelker, 2007)

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Mineralized clasts in the pyroclastic section and alteration of this superjacent eruptive carapace indicate that the ore system started prior to eruption and continued through and past the eruptive episode. Structures include early compressional and later normal faults. The largest compressional structure truncates the volcanic section and mineral system to the north and east, and places older siliciclastic and carbonate strata above mineralized lavas. Several normal faults occur but generally show small displacement. A typical section through the Copper Canyon deposit is shown in Figure 7-10.

7.4.1	Volcanic Rocks

Alkalic lavas, tuffs, and ambiguous fragmental rocks make up the prospect-scale volcanic package at Copper Canyon. These rocks may be generalized as a lower section dominated by massive, fragment-poor rocks interpreted to be lavas, and subordinate pyroclastic rocks overlain by lapilli-bearing tuffs of subareal origin (Otto, 2004a). The rocks in the immediate prospect area are dominantly volcaniclastic; these are poorly understood.

Volcanic rocks along the eastern and northern margins of the Copper Canyon intrusions are dominated by massive, K-feldspar-phyric intermediate alkalic flows. Two roof pendants within the Copper Canyon porphyry stock are similar flows. Volcaniclastic rocks are locally interbedded, and a single calc-turbidite bed suggests submarine deposition (Otto, 2004a). West of the intrusions and west of the Doghouse Fault, fragmental volcanic rocks dominate over intermediate alkalic flows.

7.4.2	Copper Canyon Porphyry

Pseudoleucite-bearing

This is a texturally variable but often distinctive rock that comprises the majority of the intrusive complex at Copper Canyon. The porphyry displays a wide range of alteration, from intense K-feldspathization to local mild epidote-bearing propylitic alteration, supporting interpretations of the porphyry as a pre-mineralization intrusion. The unaltered original rock is considered to be pseudoleucite syenite porphyry.

Orthoclase-bearing

The orthoclase-bearing porphyry contains a significant abundance of orthoclase phenocrysts and few pseudoleucite phenocrysts. The rock is phenocryst-rich and consists of as much as 75% twinned, tabular K-feldspar phenocrysts. Pseudoleucite phenocrysts constitute about 5% of the rock and are similar in size and appearance to those of the pseudoleucite-bearing porphyry. Pervasive alteration completely replaces plagioclase and mafic minerals.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Figure 7-10: Geological Cross-Section, Copper Canyon (after Twelker, 2007)

CC90-0009
CC04-0024
CC90-0010
CC90-0002
CC90-0005
CC90-0012
CC90-0004
CC04-0023
CC04-0029
CC04-0027
CC04-0028
Doghouse Fault
SW
NE
Lithology
D4 – Late felsic dike
i9 – Orthoclase megaporphyry syenite
i8 – Porphyritic monzodiorite
i5, i5p – Orthoclase megaporphyry syenite
Intrusion breccia – containing clasts of i4
Intrusion breccia – no i4 clasts observed.
i4 – Dark orthoclase porphyry syenite
CCPo – Copper Canyon Porphyry, orthoclase variant
CCPp – Copper Canyon Porphyry, pseudoleucite variant
Undifferentiated volcanic and pre-i4 fragmental rocks
Faults
Drill trace–arrows denote drilling within 100m thick section
100m

Figure 2.2 Geologic cross section of Copper Canyon

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The original rock type is interpreted as a porphyritic pseudoleucite-bearing orthoclase syenite.

In the deposit area, drilling defines the orthoclase-bearing porphyry as a dyke-like body up to 200 m thick and dipping steeply to the northeast.

7.4.3	Other Intrusive Rocks

Dark Orthoclase Syenite Porphyry

Prominent dykes of syenite megaporphyry are found in outcrop and drilling north of the deposit, and are considered to be syn-mineralization. These intrusions are distinguished by 20% to 30% orthoclase phenocrysts in a dark gray, greenish- weathering aphanitic groundmass.

Orthoclase Syenite Megaporphyry (pseudoleucite variant)

Thin dykes of this unit are broadly distributed in the Copper Canyon area, and in a number of instances seem to be associated with mineralization or favourable alteration, and are thus interpreted as syn-mineralization. Trachytic textures and unbroken, less abundant phenocrysts distinguish these dykes.

Porphyritic Monzodiorite

Several thin dykes of post-mineralization porphyritic monzodiorite were intercepted in drilling at Copper Canyon. These are interpreted to dip gently to the north. A high proportion of unaltered primary plagioclase makes this intrusive unit notable and indicates that it postdates mineralization.

Hornblende-bearing Orthoclase Megaporphyry Syenite

A single, northeasterly-dipping orthoclase megaporphyry syenite dyke outcrops near the collar of drill hole CC90-0002 and is traceable in drilling. Lack of strong hydrothermal alteration suggests a post-mineralization emplacement.

Late Dykes

Several different late dykes with no apparent relation to mineralization occur at Copper Canyon; these include felsic, andesite, and lamprophyre dykes.

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7.4.4	Breccias

Magmatic-hydrothermal intrusive breccia

A large, flattened pipe-like body of magmatic-hydrothermal intrusive breccia hosts the majority of the mineralization at Copper Canyon. The formation of the breccia is constrained in the intrusive sequence by recognizable clasts of pseudoleucite-bearing Copper Canyon porphyry, orthoclase-bearing Copper Canyon porphyry, and dark orthoclase syenite porphyry. It is also cut by dykes of porphyritic monzodiorite and hornblende-bearing orthoclase megaporphyry syenite. The pseudoleucite variant orthoclase syenite megaporphyry is ambiguously related to the breccia, appearing as dykes, as apparent breccia matrix, and possibly also as clasts. The unit is apparently more susceptible to weathering than other lithologies, and the outcrop projected from drilling coincides with the Copper Canyon Creek drainage.

At the breccia margin clasts make up more than 90% of the rock; overall, macroscopic clasts make up between 5% and 15% of the rock. Clasts are subrounded with little exception, although larger clasts and those along the breccia margin may be more angular. In its present, altered state, the breccia matrix is composed of hydrothermal minerals: predominately K-feldspar with lesser biotite, garnet, calcite, ankerite, anhydrite, fluorite, pyrite, hematite, and chalcopyrite.

Hydrothermal breccia

A mineralized, secondary biotite-cemented hydrothermal breccia crops out near drill hole CC90-02 in lower Doghouse Creek. This hydrothermal breccia cuts the magmatic-hydrothermal intrusive breccia.

7.4.5	Alteration

Alteration mineralogy is zoned on the property and cross section scale, centering on chalcopyrite–gold mineralization within a calc-potassic core and progressing outward to ankerite–sericite–pyrite alteration. Widespread, distal K-feldspar–calcite–hematite and rare propylitic alteration occupy most of the remainder of the Copper Canyon property.

A zone of variably intense calc-potassic alteration and chalcopyrite characterizes the core of the alteration system. This alteration is most strongly developed within the intrusive breccia and associated with biotite and garnet stockworks.

Weak calc-potassic alteration (usually consisting of selective replacement of mafic minerals by biotite and garnet) continues beyond the best-developed mineralization to the north and northeast.

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Ankerite–sericite–pyrite alteration is strongly developed around the southwestern margin of strong calc-potassic alteration and chalcopyrite–gold mineralization, and weakly developed above the intrusive breccia in the northeast area of main mineralization. When the intrusive breccia is reconstructed to its original, presumably subvertical orientation ankerite–sericite–pyrite alteration forms a bell-like cap over the chalcopyrite–gold mineralized core. Gold mineralization tends to concentrate in the upper portions of this cap, whereas the lower portions are barren.

7.4.6	Structure

The Doghouse Fault is an important post-mineralization structure that divides known copper–gold mineralization in the east from gold-only mineralization to the west. The trace of the fault roughly coincides with Doghouse Creek and marks the western margin of the Copper Canyon intrusive complex. Apparent offset across the Doghouse Fault decreases with successive intrusive units suggesting that the fault was active during emplacement of the mineralizing alkalic intrusions.

The Copper Canyon Fault, a thrust fault, places lower Triassic phyllite and Permian limestone above the middle Triassic volcanic section. It has an unknown amount of displacement, probably measured in kilometres. The fault strikes generally north- south and dips variably east.

A fault that is parallel to the Copper Canyon Fault and lies below it at a distance of approximately 100 to 200 m is well exposed on the cliffs in Copper Canyon where it tracks along a striking colour difference in the alkaline lavas.

A penetrative fracture cleavage occurs in all rocks at Copper Canyon except the youngest dykes.

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8.0	DEPOSIT TYPES

The Galore Creek deposits are typical of alkalic porphyry copper–gold–silver deposits.

Alkalic porphyry copper deposits tend to form in orogenic belts at convergent plate boundaries, commonly oceanic volcanic island arcs overlying oceanic crust. In British Columbia, the deposits are restricted to the Late Triassic/Early Jurassic (215-180 Ma), and have only been identified to date in the Stikinia and Quesnellia Terranes.

Host rocks range from fine- to coarse-grained, equigranular to coarsely porphyritic and occasionally pegmatitic, high-level stocks and dyke complexes of gabbro to syenite composition. The intrusive rocks frequently display multi-phase emplacement, and produce a wide range of breccias. Coeval volcanic rocks are basic to intermediate alkalic varieties of the high-K basalt and shoshonite series.

Deposits can form as stockworks and veinlets, minor disseminations and replacements throughout large areas of hydrothermally-altered rock. They are frequently co-incident either wholly, or partly, with hydrothermal or intrusion breccias. Deposit boundaries are normally based on economic criteria, as large areas of low-grade, laterally-zoned mineralization are common.

Typical alteration minerals include biotite, K-feldspar, sericite, anhydrite/gypsum, magnetite, hematite, actinolite, chlorite, epidote and carbonate. Garnets, if present, are typically Ti-enriched. Mineralization typically forms with early-stage potassic alteration. This central potassic zone commonly contains K-feldspar and generally abundant secondary biotite and anhydrite. Zones with relatively high-temperature calc-silicate minerals such as diopside and garnet can form within the potassic zone. Outwards from the potassic zone can be flanking zones in basic volcanic rocks that contain abundant biotite which grades into extensive, marginal propylitic zones. Older alteration assemblages can be overprinted by phyllic sericite–pyrite alteration and, less commonly, sericite–clay–carbonate–pyrite alteration.

Mineralization consists primarily of chalcopyrite, pyrite and magnetite, with lesser bornite, chalcocite. Pyrite is less abundant than chalcopyrite in most mineralized zones. Rare mineral assemblages include galena, sphalerite, tellurides, tetrahderite, gold and silver. The deposits are characteristically enriched in silver and gold, and are particularly silver-rich in comparison with calcalkaline porphyry deposits (Sinclair et al., 1982).

Non-economic minerals associated with the sulphides include biotite, K-feldspar and sericite, garnet, clinopyroxene (diopsidic) and anhydrite.

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Examples of economically-significant alkalic porphyry copper deposits include the deposits of the Iron Mask batholith in British Columbia, such as the Afton, Ajax, Mount Polley, and Mount Milligan deposits.

Mineralization at Copper Canyon is also considered to be representative of an alkalic porphyry copper deposit.

No significant mineralization has been identified by drilling on the Grace claims

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

9.0	MINERALIZATION

9.1	Galore Creek

A Late Triassic volcanic centre is preserved at Galore Creek. Sulphide deposition within it was related to a dynamic system of synvolcanic faults, syenite intrusions, explosive breccias and co-magmatic extrusive volcanics. Because dykes, sills and explosive breccias dominate, together with pseudoleucite-bearing intrusives, this is envisioned to have taken place in a high-level setting, possibly within the throat of a volcano (Otto, 2004a; 2004b). Intense potassium metasomatism and copper-gold mineralization is synvolcanic and latest Triassic in age.

The mineralization targets in the Galore Creek area are alkalic porphyry copper systems. To date, the 14 known deposits and prospects are developed in highly- altered volcanic rocks, syenite intrusions and hydrothermal/volcanic breccias.

Mineral phases noted at Galore Creek are summarized in Table 9-1. Disseminated pyrite is the most abundant sulphide mineral. Chalcopyrite and bornite in the ratio 10:1 are the main copper minerals. Sphalerite and galena are associated with garnet-rich areas and trace amounts of molybdenite, native silver, native gold and tetrahedrite have been noted (Allen, 1966). Magnetite occurs in veinlets with or without chalcopyrite, and often cements breccias. Secondary minerals identified include chalcocite, cuprite, native copper and tenorite

Bornite and generally higher-grade gold are developed in the intense potassic alteration zone, and are associated with magnetite and sparse pyrite. Within the propylitic zone, zones of moderate potassic alteration have developed, and have associated chalcopyrite and pyrite mineralization. External to these potassic zones, but still within the propylitic zone, replacement lodes of gold, silver and base metals have formed.

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Table 9-1: Summary Mineral Phases, Galore Creek
Mineral	Mineral Class	Tenor	Occurrence
Azurite	Carbonate	Trace	Fracture coatings in oxidized rocks
Calcite	Carbonate	Minor	Mainly disseminated, but also as
veinlets
Malachite	Carbonate	Trace	Fracture coatings in oxidized rocks
Gold	Element	Rare	Unknown
Silver	Element	Rare	Unknown
Fluorite	Fluoride	Trace	Disseminated
Hematite	Oxide	Minor	Disseminated
Magnetite	Oxide	Minor	Disseminated
Rutile	Oxide	Minor	Disseminated
Apatite	Phosphate	Major	Disseminated
Albite	Silicate	Major	Disseminated and phenocrysts
Analcime	Silicate	Trace	Unknown
Andradite	Silicate	Major	Disseminated
Augite	Silicate	Major	Disseminated and phenocrysts
Biotite	Silicate	Major	Disseminated and veinlets
Chlorite	Silicate	Major	Disseminated
Diopside	Silicate	Major	Disseminated
Epidote	Silicate	Major	Disseminated
Grossular	Silicate	Major	Disseminated
Nepheline	Silicate	Major	Disseminated and phenocrysts
Orthoclase	Silicate	Major	Disseminated and phenocrysts
Quartz	Silicate	Rare	Disseminated
Sericite	Silicate	Trace	Disseminated
Sodalite	Silicate	Trace	Disseminated
Tennantite	Sulphosalts	Rare	Unknown
Tetrahedrite	Sulphosalts	Rare	Unknown
Anhydrite	Sulphate	Major	Mainly fracture fillings
Barite	Sulphate	Rare	Unknown
Gypsum	Sulphate	Major	Mainly fracture fillings after anhydrite
Bornite	Sulphide	Minor	Mainly disseminated, but also as
veinlets
Chalcocite	Sulphide	Rare	Disseminated
Chalcopyrite	Sulphide	Minor	Mainly disseminated, but also as
veinlets
Galena	Sulphide	Trace	Disseminated
Pyrite	Sulphide	Minor	Mainly disseminated, but also as
veinlets
Sphalerite	Sulphide	Trace	Disseminated
Scheelite	Tungstate	Rare	Unknown

Key: major: generally several percent; minor: 0.1 to 1%; trace: less than 1%; rare: reported. Minerals indicated as “unknown” were reported in the BC Geological Survey database MINFILE but had no associated occurrence information.

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9.1.1	Central Zone

The Central Zone consists of the North Gold Lens, the Central Replacement Zone, the South Gold Lens and Bountiful. The mineralization in the Central Zone is primarily disseminated and fracture-controlled chalcopyrite with subordinate bornite. The main hosts for copper mineralization are volcanic and volcaniclastic rocks with some mineralization occurring in the early intrusive rocks. Chalcopyrite mineralization occurs throughout the Central Zone accompanied by locally abundant bornite in the north and south parts of the deposit. Gold occurs in association with bornite. Elevated disseminated pyrite, reaching concentrations up to 5%, occurs in the footwall and is associated with a transition boundary between the Central Zone potassic alteration and the propylitic alteration halo. Pyrite mineralization in the Central Zone is not constrained by rock type. Magnetite occurs disseminated throughout the volcanic rocks; however, it is most abundant in the north part of the deposit. Secondary copper mineralization (malachite, azurite, and chrysocolla) is relatively minor and occurs primarily on fractures within 20 m of the surface.

9.1.2	Southwest Zone

Located primarily on the footwall side of the Southwest Fault, the breccia-hosted deposit is zoned from a central gold-copper core out to a gold halo. Pyrite occurs in the hangingwall as a disseminated halo adjacent to the chalcopyrite and bornite rich core. Copper mineralization in the Southwest Zone occurs mainly as fine-grained, disseminated and blebby chalcopyrite within the breccia matrix, or as narrow fracture fillings within the orthoclase syenite megaporphyry (i9) country rock. Bornite is rare, and unlike the Central Zone, gold mineralization is not necessarily associated with it. Pyrite occurs in the hangingwall as a disseminated halo adjacent to the chalcopyrite and bornite rich core. It is more abundant in the Southwest Zone (4–6% Cu) than in the Central Zone, and is the cause of a strong IP anomaly in the Southwest area. The majority of pyrite mineralization is hosted in the i9 country rock, and is associated with near surface grades of >0.35 g/tonne Au and <0.35% Cu; suggesting a local gold– pyrite relationship.

Examination of the Southwest drill core suggests a structural control to mineralization; however, the source of the mineralizing fluids is still unknown (Workman, 2006a).

9.1.3	Junction and North Junction Zones

Copper mineralization is well exposed on the slopes of Junction Creek, where the stream cuts through the Junction deposit. Mineralization is partially controlled or bound by Junction Porphyry and syenite dykes that parallel the deposit. On the south end of the deposit Junction Porphyry marks the hanging wall of the mineralization.

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The footwall is limited by either the Junction Porphyry, syenite porphyry dykes, or assay limits.

Mineralization at the North Junction Zone is primarily disseminated, and to a lesser degree vein-like, chalcopyrite and bornite mineralization. Mineralization is associated with zones of texturally destructive alteration. Petrography indicates mineralization resides within cores of relict mafic crystals.

9.1.4	West Fork Zone

There are three distinct zones of mineralization, the Opulent Zone, a lower grade mineralized zone which encapsulates the Opulent Zone, and the West Fork Zone. The first two mineralized zones are hosted in a breccia unit. The Opulent Zone is north– south-trending and steeply west-dipping. The high-grade mineralization is defined by a massive magnetite–bornite–chalcopyrite assemblage which is hosted in a near surface magnetite breccia. The West Fork Zone is east–west striking and moderately north-dipping and is characterized by disseminated chalcopyrite and bornite replacement. The West Fork Zone is unusual, because it has not been constrained by lithological boundaries; however, it has been documented as being offset across the West Fork Fault.

9.1.5	Middle Creek

Mineralization is characterized by finely disseminated bornite, chalcopyrite and magnetite associated with pervasive fine-grained biotite and garnet alteration, hosted in a breccia or volcaniclastic unit. Middle Creek is the most oxidized zone discovered to date on the Galore Creek property.

9.1.6	West Rim

Chalcopyrite mineralization occurs in pervasive, intense biotite-altered volcanic tuffs. The outer limits of the West Rim zone are based on exposed mineralization along the creek gullies.

9.1.7	Butte and South Butte

Copper mineralization occurs as disseminated, fine-grained bornite, subordinate chalcopyrite and minor chalcocite in three northeast oriented bands. Mineralization is sometimes difficult to see due to its fine-grained nature in a mottled, dark, pseudoleucite bearing tuff host. This peculiar altered pseudoleucite bearing tuff is the preferred host to bornite mineralization at Butte.

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9.1.8	Saddle

Although localized chalcopyrite mineralization is recorded in the northern portion of the Saddle ridge, Cu mineralization is largely restricted to the southern end of the Saddle Zone. Here, the strongest zones of mineralization are found in the oldest rocks, the epiclastic sediments (S6), which are replaced by extensive secondary biotite and a localized texturally-destructive assemblage of secondary orthoclase-magnetite. The main stage of mineralization correlates well with the orthoclase-magnetite ± biotite ± magnetite assemblage.

Near 352779mE, 6331946mN and 352885mE, 6331882mN, outcrops of epiclastic sediments, near the contact with i8, contain noticeable copper mineralization. Here, orthoclase–chalcopyrite veins have a marked east–west trend and contain 3–4% vein- hosted and disseminated chalcopyrite. Although the younger i8 is generally less well mineralized, it contains a local zone of well mineralized magnetite breccia (B2a) with the best mineralization (2–5% chalcopyrite) occurring at 352770mE, 6332336mN. The breccia infill or matrix mineralogy consists of massive euhedral magnetite ± chalcopyrite.

9.1.9	North Rim

Mineralization at an old cross-shaped trench, within the North Rim Zone, consists of disseminations and veins of chalcopyrite and bornite. The mineralized veins and fractures are locally 1 to 2 cm thick and occur with veins consisting of dark green diopside, biotite, and magnetite.

Chalcopyrite accompanied by biotite and sometimes bornite are locally present either as veins or more frequently as an accessory in the breccia matrix, in two mapped breccia bodies in the prospect area.

9.2	Grace Claims

No significant mineralization has been delineated to date on the Grace Claims. Propylitic alteration, typical of more distal alteration in alkalic copper-gold porphyry deposits, is present over much of the claims area.

9.3	Copper Canyon

There are two main mineralization styles: an inner zone of chalcopyrite–gold (+ silver) mineralization which develops in conjunction with strong calc-potassic (K-feldspar– biotite–garnet) alteration, and gold-only mineralization occurring adjacent to chalcopyrite-bearing mineralization in areas of ankerite–sericite–pyrite alteration

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

(Figure 9-1). Biotite–garnet stockworks occupy the center of the chalcopyrite–gold zone, and both mineralization styles are most strongly developed within and around the intrusive breccia unit. Figure 9-2 shows a simplified cross-section through the deposit.

Figure 9-1:	Approximate Plan Projection of Gold-Only (Yellow) and Chalcopyrite-Gold
(Orange) Zones of Mineralization, Copper Canyon (Twelker, 2007)

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Figure 9-2: **Simplified Cross-Section through Copper Canyon**

CC07-0042
CC07-0043
Chevron Fault
CC07-0033
CC07-0034
CC07-0044
Billie Fault
Nannie Fault
Capra Fault
Cu Assay Values
Au Assay Values
Note: Au Values located on right hand side of drill trace.
Cu Values located on left hand side of drill trace.
Au Values below 0.1g/t are not shown.
Cu Values below 0.1 % are not shown.
NovaGold Canada Inc.
Galore Creek Project
British Columbia, Canada
Area : Copper Canyon, 2007 Drilling
Oblique Section; 200m width
Date: 10/01/08

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

9.3.1	Chalcopyrite-Gold Zone

Mineralization consists mostly of disseminated chalcopyrite replacing primary mafic mineral sites. Chalcopyrite is also found with veins and stringers of secondary biotite and garnet, and in discontinuous veinlets with pyrite and sphalerite. Magnetite and hematite may also occur.

Gold grains are preferentially associated with disseminated pyrite and chalcopyrite in replacements of primary mafic minerals. Silver is also found in association with chalcopyrite, possibly as argentite or tennantite.

Chalcopyrite-gold mineralization is characterized by log Cu:Au ratios near 4.0 (± 0.5), with higher values approaching log Cu:Au of 5.0 found surrounding mineralized biotite veining.

Alteration accompanying chalcopyrite-gold mineralization includes Mg-rich secondary biotite, K-feldspar, andradite garnet, anhydrite, calcite, and ankerite.

9.3.2	Gold-only Mineralization

This style of mineralization occurs west of the Doghouse Fault and below the chalcopyrite-gold zone. Gold is associated with pyrite, sericite, and carbonate alteration and is not accompanied by significant silver or zinc. The predominant sulphide mineral in the gold-only zone is pyrite. In polished section, gold grains are often found near pyrite in replacements of mafic minerals.

Gold-only mineralization and immediately adjacent unmineralized areas are typified by log Cu:Au ratios of around 3.0 ± 0.5.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

10.0	EXPLORATION

10.1	Galore Creek

Exploration commenced on the Galore Creek project in 1955. Table 10-1 shows a summary of the exploration work completed to September 2007.

10.1.1	Grids and Surveys

Historical geology and topographic data for Galore Creek have used various survey grids which have been converted to a single grid for consistency.

Hatch used the Eagle Mapping 2004 survey as the basis for the 2006 feasibility study (Rustad et al., 2006). This coordinate system is called “Galore Creek 2006 Mine Grid” (GC06MG) and is derived from a UTM NAD83, Zone 9 (m) survey. GC06MG uses the same UTM coordinate truncation as the PEA (Rustad et al., 2006):

Northing: - 300,000
Easting: - 6,300,000

BGC and Hatch used the un-truncated Eagle Mapping (Feb 05) for other sections of the feasibility study (Rustad et al., 2006).

Terra Remote Sensing Inc. completed a Light Detection and Ranging (LIDAR) survey in September 2006 around the proposed Galore Creek tailings dam area, More Canyon crossing, and the filter plant area. Digital elevation models (DEM) and one metre contour maps were created for each area based on the results of this survey.

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Table 10-1: Galore Creek Exploration Summary

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10.1.2	Geochemistry

A regional stream-silt sampling program conducted in 1955 was a key element in identification of the Galore Creek mineralization. However, much of the property lacks sufficient soil development to allow for this technique to be utilized as a more detailed vector to mineralization tool. Additional programs were completed in 1960–1961, and in 1989.

The 1960s soil program included construction of soil grids in the North Rim and Southwest Zones. Reconnaissance soil samples were taken during the same period between the Saddle and Central Zones.

During 1991, 600 soil samples from the ‘B’ soil horizon were collected from a grid established in the North Junction and North Rim area. Samples were taken on 20 m stations along lines spaced 100 m apart. A coincident Cu–Au soil anomaly, with peak values of 9,060 ppm Cu and 550 ppb Au, was located over the area of the North Rim prospect. A total of 63 surface rock chip samples were also collected. The interpretation of rock chip samples is unknown.

Sample location plans and results for this work was reported in full in Simpson (2003), and Lechner (2006) and as the data do not inform resource estimation, results are not included or discussed further in this Report.

10.1.3	Geophysics

A number of different geophysical survey methods have been utilized at Galore Creek, and are summarized from Workman (2006a). Survey locations are shown in Figure 10-1.

Historical Geophysical Surveys

In 1961, H.W. Fleming of Toronto conducted a vertical magnetic field survey over an area of 22 km2 on a line spacing of 800 feet (244 m). Aero Surveys Limited also completed an airborne magnetic survey in 1961, over an area of 64 km2 using 270 m spaced lines.

Between 1961 and 1963, McPhar Geophysics Ltd. carried out pole-dipole resistivity/IP, VLF and AFMAG surveys over an area of 20 km2 with line spacings of 122 and 244 m for the VLF and AFMAG surveys respectively. Dipole lengths used were 30, 60 and 120 m. A total of 71.80 miles (115 km) of IP were run, covering every known mineralized occurrence to which access was possible. Lines were generally oriented east–west, although occasionally other orientations were employed, such as

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

northwest–southeast lines over the Central Zone and a north–south-oriented line over the Saddle Zone. Lines were tied to a local imperial grid.

Later in the 1960s, Kennecott covered portions of the Central Zone using their in-house, natural-source, scalar AMT receiver. Electric fields were measured with a 100 ft (30 m) dipole.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Figure 10-1: Geophysical Survey Locations

Legend
2005 3D IP Survey
2005 IP Survey
2005 Reconnaissance IP Dipole Site
2004 IP Survey
2004 Airborne Survey
1991 IP Survey
1991 Airborne Survey
1960's AMT Survey
1960's IP Survey
Main Deposits
NovaGold Resources Inc.
Galore Creek Project
Area Map of Geophysical Studies
Scale: 1:100,000
0
1000
2000
4000
metres
N
Junction
Central Zone
Middle Creek
Galore Creek Exploration Camp
Southwest Zone
West Fork
Copper Canyon
6345000
6340000
6335000
6330000
345000
350000
355000
360000
365000

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

In 1991, Aerodat Limited conducted an airborne geophysical survey including magnetics, EM, radiometrics and VLF over an area of 35 km2 using a line spacing of 100 m east–west and 150 m north–south. Lloyd Geophysics was engaged during 1991 to carry out a combination of pole-dipole, resistivity/IP, VLF and total magnetic surveys over an area of 5.5 km2 on lines spaced 100 m apart. Dipole spacing was 60 m.

NovaGold Geophysical Surveys

In 2004, NovaGold completed:

º	A helicopter flown by Fugro Airborne Surveys supported magnetic and radiometric surveys to the north and east covering the Grace and Copper Canyon claims and covered 1,072 line kilometres.
º

Wide-spaced, large dipole IP/Resistivity lines combined with 2D IP/Resistivity modeling were used to extend the depth of mineral exploration. The work was conducted by Zonge Engineering, and covered approximately 28 linear kilometres on 17 lines using a 100 or 150 m dipole–dipole array.

º	Shallow seismic refraction surveys for engineering design were run by Frontier Geosciences. The survey covered a total of 10.5 kilometres on 11 lines using 10 m spaced geophones.
º	A ground magnetic survey was completed by Aurora Geophysics across the Opulent vein in the West Fork area, on a 25 m line spacing with 5 m stations.

Additional geophysical surveys were completed during 2005, including:

º	A wide-spaced, Vector IP reconnaissance program undertaken by Frontier Geoscience. The reconnaissance survey recorded 55 wide-spaced IP and resistivity stations in an area of 40 square kilometres.
º	A 2 kilometre line of 100-metre pole-dipole IP/resistivity along the south bank of the East Fork of Galore Creek
º

A 1.5 x 1.5 kilometre 3D IP survey south of the Central Zone. The 3D IP survey used a pole transmitter and 100 and 200 m receiving dipoles located north and south of the transmitter lines to build a 3D mesh of readings.

Many targets generated by this work were drill tested during 2005 (see Section 11), but a number of targets resulting from geophysical compilation remain to be tested, including:

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

º

Three resistivity lows: a zone 500 metres northwest of North Rim, a zone 1 kilometre southeast of West Fork, and the South 110 Creek Zone, which only has a single drill hole located in the western margin of the anomaly

º

Three magnetic targets: north of the Central Zone, an area 2 to 3 kilometres northwest of the Copper Canyon deposit, and magnetic high/low boundaries along the margins of the East Fork of Galore Creek, northwest of the Copper Canyon deposit.

10.1.4	Underground Sampling

Haste Mine Development drove an adit into the Central Zone during August 1966 to January 1967. A total 799 m were driven in a 2 x 2 m underground drift. Samples were collected from four cross-cuts to make up a 50-ton bulk sample.

The rock quality in this part of in the Central Zone was found to be generally weak and intensely fractured in gypsum-free areas, but tough and competent in zones of gypsum cementation. Seven underground diamond drill holes were collared from the 2070 adit. Severe recovery problems were encountered because the holes were of small diameter and drilled sub-parallel to the flat-lying, sheet fractures. No assay data were located for these holes.

Sampling of the adit and drift walls was carried out over continuous horizontal 10 ft (3 m) intervals plus vertical channels alongside the traces of diamond drill holes. Although commonly referred to as “channel” samples, the sampling was more typically chip sampling. The vertical samples taken adjacent to the drill hole traces correlated within 0.1% Cu.

When compared to horizontal samples on the opposite side of the drift, significant variation was found in higher grade areas (>1.5% Cu) where massive blebs of chalcopyrite were encountered. In these areas variations often exceeded 0.4% Cu for opposing walls. Subsequent check sampling along some of the same channels confirmed this variation.

At the North Junction Zone, a smaller, 4 ft x7 ft (1.2 x 2.1 m.) adit was collared in badly fractured and altered tuff. After driving through 26 m of material grading about 0.5% Cu, a low-grade dyke was encountered. Total length of the adit was 51 metres.

10.1.5	Drilling

Drilling completed on the Galore Creek property is discussed in full in Section 11 of this Report.

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10.1.6	Bulk Density

Bulk density determinations are discussed in Section 12.1.4.

10.1.7	Petrology, Mineralogy, and Research Studies

Theses

Two theses have been completed on aspects of the geology and mineralization of the Galore Creek property:

Allen, D.G., 1966: Mineralogy of Stikine Copper’s Galore Creek Deposits: unpublished M.Sc. thesis, University of British Columbia, 38 p.

Holbek, P.M., 1988: Geology and Mineralization of the Stikine Assemblage, Mess Creek Area, Northwestern British Columbia: unpublished M.Sc. thesis, University of British Columbia, 174 p.

Mineralogy

Petrographical analyses were completed in 2004 on 45 samples by Vancouver Petrographics; these include Galore Creek and Copper Canyon 2004 drill core and historic drill core samples. During 2005, 17 drill core samples were subject to petrographical description by Vancouver Petrographics.

10.1.8	Geotechnical

During 1967, a series of geotechnical studies on overburden, bedrock, massive (intact) rock and reservoir slope stability were completed by Golder, Brawner and Associates. Initial design parameters for pit slopes were indicated to be in the range of 30° to 34° for overburden, 40° for fractured bedrock and 42° to 56° for massive rock. In areas where the structure dipped into the potential pit area, such as the moderate west- dipping unmineralized rocks, slopes would have to be designed so as to not to exceed the indicated dip angles.

In 1991, a proposal for a 7-hole triple-tube oriented core drilling program was made for the potential pit area, but never implemented. However a geotechnical study was carried out by T. Heah the same year (Heah, 1991). A total of 381 structural measurements were collected from cliff faces in the north-western part of the Central zone. Particular attention was paid to fractures steeper than 30° (the assumed dry friction angle), which dip easterly. In addition, exposed, easterly dipping fractures were also noted. Lastly, the presence of faults, possible release surfaces, and major groundwater seeps were recorded. Rock hardness was also tested.

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In 2004, BGC Engineering Inc. (BGC) completed a scoping level study on the location of a proposed tailings facility and access road to the Galore mine site (BGC, 2005). Later the same year, BGC completed site investigations for two proposed tailings impoundment sites: Galore Creek Valley and West More Creek headwaters (BGC 2006a). A total of 17 boreholes were completed during this period – nine boreholes in the Galore Creek valley and eight boreholes at the headwaters of West More Creek. Geological outcrop mapping and 11 seismic refraction traverses were also undertaken comprising 4.3 kilometres of traverse at West More Creek and 6.1 kilometres within the Galore Creek Valley.

Between June and October 2005, BGC completed site investigations for a proposed tailings facility, waste dumps, open pits and plant site foundations in Galore valley (BGC, 2006b). A total of 47 boreholes were completed during this period - 37 tailings/plant site boreholes and 10 open pit boreholes. Geological mapping, seven additional seismic refraction traverses (total of 6.7 kilometres of survey line), and 13 test pit excavations near the camp were also conducted.

During 2006, BGC conducted geotechnical and hydrogeological field investigations that included geotechnical drilling, test pit excavations, hydrogeological data collection, surficial (soil and rock) mapping, photogrammetric mapping, a grout injection test under the proposed tailings dam site, and pump testing for a potable groundwater evaluation (BGC, 2007).

A total of 39 geotechnical boreholes were drilled in the vicinity of a proposed tailings dam and other freshwater diversion dams, plant site, filter plant, and various potential impervious borrow areas (BGC, 2007). A total of 110 test pits were also completed, primarily in areas that might be required for borrow material, and water diversion channels (BGC, 2007).

Hydrogeological investigations in 2006 comprised packer testing during drilling, piezometer installation, falling/rising head testing, water level measurements, and pump testing (BGC, 2007). Surficial (soil and rock) mapping and photogrammetry were conducted.

A two day field grout injection test was completed by Eco Grouting Specialists Ltd. in July 2006 (BGC, 2007). The test was conducted in borehole DH-BGC06-20.

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10.2	Grace Claims

A summary of the exploration work completed to date on the Grace Claims is shown in Table 10-2. A drill hole location plan is presented in Figure 10-2. Drilling on the property is discussed in Section 11. Complete Information and data from Barrick on their 2007 exploration program has not been received as of the effective date of this Report.

No future exploration work is planned.

10.3	Copper Canyon

A summary of the exploration work completed to date on the Copper Canyon deposit is shown in Table 10-3. A drill hole location plan is presented in Figure 10-3. Drilling on the property is discussed in Section 11.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Table 10-2: Exploration Completed to November 2007, Grace Claims
Exploration	Company Name	Year	Description and Comments
Program
Geological	Gigi Resources	1990	Scale and area unknown
Mapping	Ltd
	Pioneer Metals	1997	Scale and area unknown
	Ltd
	NovaGold	2006	0.3 sq km
	NovaGold	2007	1.8 sq km
Geophysical	Asarco Inc	1966	Ground magnetic and IP
Surveys			surveys; no further data
			available
	Gigi Resources	1990	Airborne magnetic survey;
	Ltd		ground geophysical surveys; no
			further data available
	Earth Resource	1999	Remote sensing study; no
	Surveys Inc		further data available
	NovaGold	2004	High-resolution helicopter-borne
	Resources Inc		magnetometer and radiometric
			survey; approximately 480 line
			km; dipole-dipole IP survey (14
			line km)
	Barrick	2007	14.9 line km
Reconnaissance	Asarco Inc.	1966	Grab rock chip sampling – base
Sampling			metals; no further data available
	Mingold	1989	Grab rock chip sampling – gold;
	Resources Inc		no further data available
	Equity	1991	Outcrop sampling; no further
	Engineering Ltd		data available
	NovaGold	2006	4 samples collected
	NovaGold	2007	26 rock chip samples
	Barrick	2007	19 rock samples
Exploration Drilling	Gigi Resources	1990	4 NQ diamond holes for 785 m
	Ltd
	NovaGold	2004	6 NQ diamond holes for 1,426 m
	Resources Inc
	NovaGold	2005	9 NQ diamond holes for 2,145 m
	Resources Inc

Condemnation	NovaGold	2006	6 NQ diamond holes for 1,785 m
Drilling	Resources Inc
Geotechnical	NovaGold	2007	2 HQ diamond holes for 262 m
Drilling	Resources Inc
Condemnation	NovaGold	2007	21 HQ diamond holes for 6,840
Drilling	Resources Inc		m
Condemnation	Barrick Gold	2007	13 diamond holes 5,207 m
Drilling

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Table 10-3: Exploration Completed to November 2007, Copper Canyon
Exploration	Company Name	Year	Description and Comments
Program
Geological	Canamax	1957	Scale and area unknown
Mapping	Resources Inc.
	AMAX	1964–	Scale and area unknown
	Exploration Inc.	1966
	BC Ministry of	1988	Regional mapping program,
	Mines		Galore Ck region
	Consolidated	1990–	1 inch equals 200 feet scale
	Rhodes	1991
	Resources Ltd
	NovaGold	2004	1:2000 scale over about 150
	Resources Inc.		hectares
Geophysical	Newmont Mining	1962	Airborne magnetic survey
Surveys	Corporation
	AMAX	1964–	IP and ground magnetometer
	Exploration Inc.	1966	surveys
	AMAX	1989	Acquired data from adjacent
	Exploration Inc.		Trophy project airborne data;
			included VLF-EM,
			magnetometer and resistivity
			surveys on 100 m line spacings
	NovaGold	2004	400 linear km of aeromagnetic
			and radiometric survey
Reconnaissance	Canamax	1957	Unknown
Sampling	Resources Inc.
	AMAX	1964–	156 contour soil samples.
	Exploration Inc.	1966	Trench sampling
	AMAX	1988	27 rock chip samples (gold)
	Exploration Inc.
	Consolidated	1990–	Trench sampling; “systematic”
	Rhodes	1991	soil and rock chip sampling
	Resources Ltd
	Eagle Plains	1992	62 samples taken from 1990
	Resources Ltd		drilling for PGM analysis
Exploration Drilling	Canamax	1957	7 BQ and AQ diamond holes for
	Resources Inc.		1,009 m
	Consolidated	1990–	13 NQ size holes for 3,785 m
	Rhodes	1991
	Resources Ltd
	NovaGold	2004	8 NQ holes for 3,018 m.
	Resources Inc		Relogging 1990–1991 drill core
	NovaGold	2005	2 HW core holes for 730 m
	Resources Inc
	NovaGold	2006	1 NQ hole for 489 m
	Resources Inc
	NovaGold	2007	12 NQ diamond holes for 4,940
	Resources Inc		m

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Exploration	Company Name	Year	Description and Comments
Program
Geotechnical and	NovaGold	2006	1 NQ diamond hole for 51 m;
Hydrology	Resources Inc		Test pit program of 4 pits to
			improve characterization of
			subsurface foundation
			conditions under the East Fork
			Diversion Dam
Mineralogy and	AMAX	1964–	Petrology
Petrology	Exploration Inc.	1966
Research Studies	University of	2007	Twelker, E., 2007, M.Sc thesis
	Alaska, Fairbanks		“A Breccia-Centered Ore and
			Alteration Model for the Copper
			Canyon Alkalic Cu-Au Porphyry
			Deposit, British Columbia”

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11.0	DRILLING

Summarizing the drilling database, approximately 248,572 m have been drilled in 908 exploration diamond holes on the property since 1957 thorough 2007, including 811 holes (220,985 m) at Galore Creek, 54 holes (13,585 m) on the Grace Claims1, and 43 holes (14,002 m) at Copper Canyon. An additional 106 holes (4,198 m) of geotechnical and monitoring drilling has taken place. Details of the various drilling programs are summarized in Table 11-1, and drill hole locations are shown in Figure 11-1. The drilling by Kennco and Stikine at Galore Creek between 1961 and 1976 was for early-stage, exploration-focused programs and for initial resource estimates. From 1990, drilling was designed primarily to support resource estimation, and define deposit limits. In 2006 and 2007, a minor amount of prospect and resource definition drilling occurred.

Drilling at the Grace Claims has either been for exploration or condemnation purposes; to date, no mineralization of significance has been outlined in drilling on the claims.

Exploration and preliminary deposit delineation drilling was completed at Copper Canyon between 1957 and 1991. Since 1991, drilling has been for exploration or geotechnical purposes.

The drill holes that were considered for the Galore Creek resource estimates discussed in Section 17 of this Report are listed in Table 11-2. Holes used in estimation of resources at Copper Canyon are shown in Table 11-3.

11.1.1	Geophysics

2004 NovaGold Survey

An aeromagnetic and radiometric survey, that included approximately 400 linear kilometres, was conducted over the property from August 24 to 26 of 2004 by Fugro Airborne Surveys. The survey was flown with an AS350B3 helicopter from Quesnel Helicopters. Geophysical survey equipment included a high resolution Scintrx CS-2 cesium vapor magnetometer sampling 10 times per second and an Exploranium GR820 256 channel spectrometer recording one integrated sample per second. The magnetic field was measured in nanoTeslas and the radiometric channels in counts per second. The survey was flown on 100 m spaced east-west lines with 1000m spaced north-south tie lines in the Copper Canyon block. The helicopter was flown at an average speed of 65 km/h at a nominal ground clearance of 60m; however, due to the steep terrain and tree cover this distance was often exceeded. The

_______________________
-	1 Does not include 13 NQ holes drilled by Barrick in 2007 but not yet received by NovaGold

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magnetometer, suspended in a bird 28 m below the helicopter, had an average ground clearance of 45 m. The spectrometer, mounted in the aircraft, had an average ground clearance of 72 m. A GPS base station and a magnetic base station were established at the Galore Creek camp. The flight line locations were based on post-processed GPS. Diurnal corrections to the measured magnetic field were made from the recording magnetic base station just outside the camp. Survey products include magnetic data together with total count, uranium, thorium and potassium radiometric surveys.

11.2	Galore Creek

11.2.1	Pre-2003 Drilling

Refer to Simpson, 2003; Hatch et al., 2004; and Morris 2005 for more information on drilling prior to the 2003 programs.

Prior to NovaGold’s involvement with Galore Creek in 2003, there were about 439 diamond core drill holes completed totalling 99,637 m. Most of these holes were located in the Central Zone, with lesser amounts of work conducted on eleven other areas. Some of the mineralized zones only received reconnaissance level drilling.

During the 1970’s drilling was principally confined to the Central Zone with nine holes drilled into the North Junction Zone. In the Central Zone the average core recovery was between 75% and 85% with the poorest recovery at depths between the surface and 90 m where open sheet fractures were encountered. At depths below 90 m, core recovery typically approached 100%. In the North Junction Zone core recovery averaged about 60% due to shattered and sheared sections that were encountered both near the surface and at various intervals throughout the holes.

Table 11-1: Summary, Drill Programs, Galore Creek, Grace Claims and Copper Canyon

Program by Company and Year	Number of Holes	Drilled Metres
Galore Creek
Kennco 1961	5	363
Kennco 1962	40	4,697
Kennco 1963	49	11,261
Stikine 1963	2	470
Kennco 1964	54	11,117
Stikine 1964	1	245
Kennco 1965	8	1,525

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Program by Company and Year	Number of Holes	Drilled Metres
Stikine 1965	80	17,174
Stikine 1966	18	5,990
Stikine 1972	50	10,416
Stikine 1973	61	14,689
Stikine 1976	25	5,317
Stikine 1990	20	1,925
Kennecott 1991	49	13,820
SpectrumGold 2003	10	2,950
NovaGold 2004	64	20,866
NovaGold 2005	201	58,910
NovaGold 2006	57	33,572
NovaGold 2007	17	5,677
Subtotal Kennco Drilling	205	42,783
Subtotal Stikine Drilling	257	56,226
Subtotal SpectrumGold/NovaGold	349	121,975
Total Galore Creek	811	220,984
Grace Claims
Silver Standard Mines 1974	4	430
Equity Engineering 1990	4	785
NovaGold 2004	6	1,445
NovaGold 2005	10	1,679
NovaGold 2006	9	2,145
NovaGold 2007	21	7,102
Barrick	13	5,207
Subtotal Silver Standard Mines	4	430
Subtotal Equity Engineering	4	785
Subtotal NovaGold	46	12,371
Subtotal Barrick	13	5,207
Total Grace Claims	67	18,793
Copper Canyon
American Metals Co. Ltd. 1957	7	1,009
Consolidated Rhodes 1991	13	3,785

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Program by Company and Year	Number of Holes	Drilled Metres
NovaGold 2004	8	3,018
NovaGold 2005	3	924
NovaGold 2006	2	489
NovaGold 2007	12	4,940
Subtotal American Metals	7	1,009
Subtotal Consolidated Rhodes	13	3,785
Subtotal NovaGold	13	4,431
Total Copper Canyon	33	9,225

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Table 11-2: Drill Hole Programs used in Resource Estimation, Galore Creek
Drilling Included
GC61-0001 to GC06-768
Underground Drilling
Drilling Excluded
GC07-0769 to GC07-0784

Table 11-3: Drill Hole Programs used in Resource Estimation, Copper Canyon

Drilling Included
CC90-0001 to CC04-0029
Drilling Excluded
CC05-0030 to CC07-0044

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11.2.2	SpectrumGold Drilling

During 2003, SpectrumGold completed 10 diamond holes (NQ diameter - 47.6 mm) for 2,794 m, two holes (GC03-0440 and GC03-0443) were abandoned prior to completion due to drilling difficulties. Completed holes were drilled in the following areas:

	º	Central Zone, North Gold Lens	3 holes for 1,322 m
	º	Central Zone, Replacement area	2 holes for 612 m
	º	Central Zone, South Gold Lens	1 hole for 459 m
	º	Southwest Zone, Breccia area	2 holes for 401 m

Holes were drilled primarily at an azimuth of 90 degrees, and -60 to -70 dip from horizontal, and at depths ranging from 40 to 564 m. SpectrumGold used Britton Bros. Diamond Drilling Ltd. of Smithers, BC who provided one Longyear 38 drill rig and one Britton Bros. 2500 drill rig, with ancillary equipment for the project. Both drill rigs were transportable by helicopter.

Logging

The core recovered from each drill hole was flown to camp, where it was logged for lithology, alteration, mineralization, structure, core recovery and rock quality density. The core was photographed and cut in half using a diamond saw. See logging subsection in Section 11.1.3.

Recovery

Recovery averaged 87 percent with poorer recovery in the near surface (broken rock) environment.

Collar Surveys

Drill hole collars were surveyed using a differential GPS with an Ashtech receiver. Nominal accuracy of these positions is “capable of delivering centimetre level static post produced point reconnaissance” (Workman, 2006a).

Downhole Surveys

Down hole surveys were acquired by a Sperry Sun tool and hand entered into Excel© spreadsheets.

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11.2.3	NovaGold Drilling

NovaGold commenced drilling on the property during 2004. All NovaGold exploration drilling has been completed at BQ, NQ or PQ size (36.5 mm, 47.6 mm, and 85 mm respectively). Exploration drilling prefixed by “GC04”, “GC05”, “GC06” or “GC07” comprised 339 holes for 119,025 m. Holes were drilled primarily at azimuths of 0, 90 180 degrees, and dips from -60 to -90 degrees, and at depths ranging from 19 to 1188 m.

2004

In 2004, NovaGold used Britton Brothers Diamond Drilling based in Smithers, BC, who operate skid-mounted and helicopter-portable drill rigs. Core sizes included BQ (36.5 mm), PQ and NQ sizes. A total of 65 diamond drill holes for 21,461 m were drilled in the following areas:

	º	Central Zone:	20 holes for 7,620 m
	º	Gap Zone:	6 holes for 2,111 m
	º	North Junction Zone:	5 holes for 1,582 m
	º	Saddle Zone:	2 holes for 53 m
	º	Southwestern Zone:	6 holes for 2,126 m
	º	West Fork Zone:	25 holes for 7,237 m

2005

During 2005, two companies were used, Cyr Drilling International Ltd. of Winnipeg, Manitoba who provided three Longyear 38 skid-mounted drill rigs, and Hy-Tech Drilling Ltd. of Smithers, who provided five custom-built S-5, S-10 and B-15, helicopter- supported fly rigs. HQ-sized rods were used in drilling through the “broken” rock and NQ-sized rods through “stick” rock. Drill targets included infill drilling in resource areas, delineation of proposed pit boundaries, expansion and/or extension of known mineralization through step-out drilling, targeting of known surface mineralization and structures based on previous mapping, targeting of previously identified geophysical anomalies, and geotechnical and environmental drilling. Exploration drilling totalled 200 holes for 58,716 m:

	º	Butte Zone:	2 holes for 720 m
	º	Central Zone:	77 holes for 24,043 m
	º	Gap Zone:	4 holes for 1,343 m
	º	Middle Creek Zone:	15 holes for 3,846 m
	º	North Junction Zone:	6 holes for 1,856 m
	º	North Rim Zone:	6 holes for 1,704 m

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º	Reconnaissance Targets:	12 holes for 2,997 m
º	Southwest Zone:	44 holes for 12,910 m
º	West Fork Zone:	34 holes for 9,297 m

Geotechnical drilling for BGC Engineering Inc totalled 37 holes for 1,627 m; a further 10 water monitoring holes for 242 m were drilled for Rescan Environmental Services Ltd.

2006

During 2006, 33,572 m of NQ and HQ-sized diamond drilling, in 57 holes, was completed. Hy-tech Drilling provided four custom-built S-5 helicopter supported fly rigs and Cyr Drilling International Ltd. of Winnipeg, Manitoba provided one Boyles Brothers model 56 drill rig for the exploration program. Drilling was completed as follows:

º	Bountiful Zone:	15 holes for 11,070 m
º	Central Zone (minus Bountiful):	23 holes for 14,497 m
º	Butte:	2 holes for 663 m
º	West Rim:	1 hole for 182 m
º	North Junction:	1 hole for 576 m
º	Southwest:	2 holes for 477 m
º	West Fork:	5 holes for 2,591 m
º	Reconnaissance Targets	8 holes for 3,076 m

2007

During 2007, 5,677 m of NQ and HQ-sized diamond drilling, in 17 holes, was completed. Hy-tech Drilling provided two custom-built S-5 helicopter supported fly rigs for the exploration program. Drilling was completed as follows:

º	Butte:	5 holes for 2,596 m
º	Central Zone:	7 holes for 1,594 m
º	General Reconnaissance:	2 holes for 206 m
º	Southwest:	1 hole for 432 m
º	West Fork:	2 holes for 849 m

Logging

The logging descriptions for drill core are taken from Workman (2005).

The same procedures have been used for all NovaGold and SpectrumGold drill programs, and are thoroughly documented in a sampling manual (Workman, 2005)

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that is given to all geologists. NovaGold maintains a reference core library of all lithology types encountered in drilling. Geotechnical data are recorded according to procedures documented in a site-specific geotechnical manual (BGC, 2005).

The flow of core begins with the transport of core from the drill to the core lay-down area in camp. Geotechnicians organize the unloading, palleting, and transferring of core to the south side of the designated core tent. When a core bench is available, the geotechnicians move the core into the core tent. First, the boxes are checked for driller errors, run-block positions are recorded, and blocks are converted from feet to metres, if needed. Box “from–to” lengths are determined and boxes are labelled.

Once the set-up is complete, the geotechnician records geotechnical information such as recovery, rock quality designation (RQD), number of fractures, joint condition, and joint alteration. These data are written up on a specifically-designed geotechnical log sheet.

Next, the core logging geologist records geological information about the core, commencing with looking over the core for mineralization, lithic breaks, alteration boundaries, and major structures. Sample intervals are determined and alteration, mineralization, rock units, and structures are described/recorded. The complete log includes a graphic log, descriptive section, and coded alteration and mineralization information.

Next, the core is moved into the core photography tent where specific gravity and rock strength is tested. Wet core is then digitally photographed, three boxes at a time, and subsequently moved to the saw shack lay-down area. Core photographs are uploaded to a computer, and filed under folders that are named with the appropriate hole identifier.

The completed logs are given to the data entry clerks who enter the information into an Access database using the in-house front-end data entry program DDH-Tool. Once the data are in the database, each geologist signs a “data verification” form to ensure that data collection/entry for the appropriate hole is complete and checked.

Working cross-sections are maintained for each drill hole, where the drill hole trace, lithological contacts, major structures, and mineralized zones are plotted on the appropriate cross section at the completion of the drill hole log. As completed, each hole is correlated on these sections with adjacent holes.

The original geological log, geotechnical log, and downhole survey for each drill hole are filed in a designated filing cabinet in the geology office onsite at Galore Creek. Digital back-up copies of the geological logs are maintained.

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Recovery.

Core recovery has been evaluated by campaign and generally improves throughout the exploration history of the property. Recovery is worse in the near surface environment where gypsum veinlets have been dissolved and the rock is broken. A weak relationship between copper assays and recovery has been identified by NovaGold but it is not believed to be material and all assays regardless of recovery have been accepted for resource estimation. NovaGold intends on re-evaluating this assumption during the next resource estimation.

Collar Surveys

The proposed drill site was located in the field by a geologist using a hand-held GPS unit; a pad was then built and the drill rig placed on the site by helicopter or dragged into position using a bulldozer. The orientation of the drill hole was set by the geologist with a set of pickets to provide the azimuth for the angle hole. The inclination (dip) of the drill hole was also noted on the alignment pickets. Typically most drills were checked by a geologist before drilling began to verify azimuth and inclination. Upon completion, drill hole collars were surveyed using a differential GPS with an Ashtech receiver. Nominal accuracy of these positions is “capable of delivering centimetre level static post produced point reconnaissance” (Workman, 2006a).

In most cases the drill pipe was removed from the hole with surface casing occasionally left to mark the hole location. When casing was not left in the hole a cement plug and wooden stake were used to identify hole locations.

A total of 406 drill holes have been surveyed by SpectrumGold/NovaGold representing the 2003 to 2007 field seasons.

Downhole Surveys

SpectrumGold/NovaGold collected down-hole survey data using various methods and instrumentation from 2003 to 2006. The methods are as follows:

º	2003: Sperry Sun - entered to Excel spreadsheets
º	2004: IceField Tool – data stored on electronic data files (only a subset of data could be located from archives)
º	2005–2006: Reflex EZ Shot and/or Gyroscope – data entered from original downhole survey records included with scanned drill logs.

The following magnetic declination correction factors have been applied:

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	º	2006 campaign: correction factor applied was 22°E
	º	2005 campaign: correction factor applied was 23°E
	º	2004 campaign: no correction factor. Magnetic declination is applied automatically in the processing software used by the IceField tool.
	º	2003 campaign: correction factor applied was 24°E

11.2.4	Geotechnical and Hydrological Drilling

Most geotechnical holes and all water-monitoring holes completed on behalf of NovaGold were drilled with two HT-750 top drive rotary drill rigs, provided by Foundex Explorations Ltd. of Surrey, BC. Artesian holes were plugged and capped to minimize surface water flow in the area.

To increase sample recovery of the soils, overburden coring was conducted in the majority of the holes. Standard Penetration Testing (SPT) was carried out in select holes where required. When bedrock was encountered, triple tube coring with either a HQ3 core barrel (61 mm diameter core) or PQ3 core barrel (83 mm diameter core) was used. Representative soil and rock samples were collected during drilling for laboratory index and strength testing.

Holes were primarily drilled vertically, ranging from 26 to 200 m in total length (average length of 67 m). Three deep inclined boreholes were also drilled: boreholes PC06-019 and PC06-021 at the proposed tailings dam; and GC06-0726 in the planned Central Pit highwall. These holes ranged from 240 to 402 m (average of 314 m) in length and were drilled 50º to 65º from the horizontal. To better characterize the orientation of major and minor discontinuities under the tailings dam, boreholes PC06-019 and PC06-021 were oriented where possible using the Ezy-mark system.

11.3	Grace Claims

Drilling completed on the Grace Claims to the effective date of this Report consists of 67 diamond holes for 18,793 m. There is no information available to NovaGold in regards to the drilling programs completed on the Grace Claims prior to NovaGold’s exploration campaigns. Information on Barrick’s 13 hole, 5,207 m diamond drill hole program is not available at the date of this Report. No potentially economic mineralization has been identified via core hole assaying and no resource has been estimated.

11.3.1	NovaGold Exploration

During 2004, NovaGold drilled six NQ-size diamond holes totalling 1,445 m, ten holes for 1,679 m in 2005, a further nine exploration holes in 2006 for 2,145 m and 21 holes .

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The 2004 drilling was completed as part of the Galore Creek program, by Britton Bros., using two Longyear 38 skid drill rigs, and two Britton Bros. 2500 fly drill rigs (O’Connor et al., 2005). During 2005 and 2006, drilling was completed by Hy-Tech, utilizing a Tech-4000 helicopter transportable, wire-line diamond drill rig capable of drilling deep overburden. The exploration drilling employs a method of drilling HW casing in overburden, then drilling the broken rock intervals with HQ core rods and reducing to NQ2 in hard, un-fractured (stick) rock (Petsel, 2007).

The objectives of the Grace Claims program were to explore areas within the Grace claims that lie beneath the proposed tailings impoundment facility and to continue environmental and geotechnical work in support of the greater Galore Creek project development. Exploration drill targets were generated from the 2004 airborne magnetic and radiometric surveys, the 2004 ground-based Induced Polarization (IP) survey, and elevated soil anomalies.

Logging methodologies employed by NovaGold for drilling on the Grace Claims were generally identical to those described in Section 11.1.6. However, during 2006, logging procedures were modified during this program such that the drill cores were sampled before lithological descriptions were recorded and mineralization and alteration values were assigned. Thus logging was completed on half-core, not full- core. All drill core from the Grace Claims was logged for geotechnical properties prior to detailed geological logging. Detailed logging and sampling of major lithologies, structures, styles of mineralization and alteration in drill core were completed at the Galore Creek camp. The geological information was initially recorded on paper logs and later entered into the DDH-tool software. Galore Creek lithology codes were used in the logging process (Petsel, 2007).

Down hole magnetic surveys were completed on all nine diamond drill holes using the single shot Reflex EZ-Shot™ tool. Output parameters produced by the inclinometer, included dip, azimuth, field strength, magnetic dip, and temperature. Collar locations were surveyed using an Ashtech differential GPS with centimetre accuracy (Petsel, 2007).

11.3.2	NovaGold Geotechnical

The 2006 geotechnical investigations on the Grace Claims were conducted to confirm feasibility design assumptions and finalize geotechnical designs for the proposed tailings facility and waste dump. Work completed included surficial (soil and rock), geological and terrestrial photogrammetric mapping, piezometer and pump tests, water monitoring and grout tests on geotechnical drill holes, and drilling to test overburden depths and to search for clay and building materials. A total of 14 holes for 777 m were completed. In order to locate potential borrow material, and characterize the

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subsurface under the proposed tailings dam and the starter dam diversion, 49 geotechnical test pits were dug (Petsel, 2007).

11.3.3	2007 Grace Drilling by Barrick Gold Corp.

In 2007 Barrick Gold Corp completed 13 diamond drill holes on the Grace claims. Drill logs, assay certificates, and procedure documents have not been received from Barrick as of the effective date of this Report.

11.4	Copper Canyon

To the effective date of this Report, 43 diamond holes for 14,002 m had been completed.

Reportedly the 1957 drilling was AX and BX diameter with poor recovery (Leary 1990). It has been excluded from use in resource estimation.

The 1990 Consolidated Rhodes Resources Ltd program completed six NQ diamond drill holes by an unspecified contractor using a Longyear 38 wireline core rig. Recovery exceeded 98 percent. Drill hole collar locations were surveyed by tying them into previously surveyed claim corners. The 1990 core was sampled on 1 m increments, and samples were shipped to TSL Laboratories in Saskatoon, Saskatchewan where it was analysed for gold, silver and copper.

In 2004, remaining drill core from this program was reboxed and transported to Galore Creek where it was relogged by NovaGold geologists using geological codes devised for Galore Creek. Due to deterioration of the original boxes, some 950 m of core (about 25%) is missing.

For the 2004 drilling program of eight holes for 3018 m, NovaGold used a helicopter- transported rig operated by Britton Brothers Diamond Drilling of Smithers, BC. Holes were drilled at azimuths from 0 to 135°, dips from -90 to -55°, and depths from 235 to 515 m. Drill hole collars were picked up in the field using a differential GPS. Casing is left in the hole to mark the hole collar. Downhole surveys were completed using an Icefield M13 Autoshot digital borehole tool. Four holes had survey issues due to the downhole camera becoming stuck in the rods.

Core was transported to the Galore Creek exploration camp for geological logging and sampling. Logging included geological, lithological, mineralogical, structural and geophysical data. Additional codes to those used at Galore Creek were developed where necessary to allow for accurate logging.

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Two holes for 729 m were drilled at Copper Canyon during 2005. The NQ-size holes were drilled by Hy-Tech Drilling Ltd. Azimuths ranged from 135º to 260º, dips were - 65º for both holes, and the holes ranged from 288 to 466 m in depth. Logging, survey, sampling and storage methodologies were identical to those described for Galore Creek in Section 11.1.6.

During 2006, NovaGold completed two drill holes: one exploration hole, totalling 489 m and one geotechnical hole, totalling 50.79 m. The exploration hole was drilled at an azimuth of 140°, and dip of -80°, and was sited to test a down-dip extent of mineralization encountered in an earlier hole 200 m to the south. The geotechnical hole tested lithologies in the area of the proposed East Fork Diversion Dam. The exploration drilling used Hy-Tech, whereas the geotechnical program used Foundex Explorations Ltd. Logging, survey, sampling and storage methodologies were identical to those described for Galore Creek in Section 11.1.6.

In 2007, 12 holes for 4,940 m were completed. Hy-Tech Drilling Ltd. of Smithers, BC provided two S-5 custom built fly rigs designed to drill HQ and NQ core. Holes were designed to investigate soil sample results as well as test for extensions of known mineralized zones. Holes were drilled primarily at 0 and 270 degree azimuths, -70 to - 90 degree dips, and ranged in depth from 216 to 633 m.

Logging, survey, sampling and storage methodologies were as per those described for Galore Creek in Section 11.1.6.

11.5	Sample Length/True Thickness

Sample intervals were determined by the geological relationships observed in the core and limited to a 3-metre maximum length and 1-metre minimum length. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

The term “true thickness” is not generally applicable to porphyry-like deposits as the entire rock mass is potentially ore grade material and there is often no preferred orientation to the mineralization. Because of the potential of ore grade material through the entire length of the hole, sampling was generally continuous from the top to the bottom of the drill hole. The mineralization is primarily confined to three main lithologies: volcanic rocks, intrusive rocks, and breccias. These lithologies tend to form large massive bodies within the Galore Creek deposit.

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12.0	SAMPLING METHOD AND APPROACH

12.1	Galore Creek

12.1.1	Geochemical Sampling

There is no information that was made available to AMEC for the various geochemical sampling programs. As the data has been superseded by underground and drill hole sampling, it is not considered further in this Report.

12.1.2	Underground Sampling

Underground sampling in 1966 and 1967 was by two methods and purposes, to composite a metallurgical sample from drift rounds and channel sampling for determination of grade. The following on underground sampling has been compiled from McAusland (1967)

Drift Sampling

Approximately 56 tons (50.8 tonnes) of metallurgical sample were taken from four crosscuts in the west section of the Central Zone, plus two locations in the adit. These samples were taken from ore that had been dumped off a trestle, then hauled and stockpiled by the round in cones containing about 30 tons (27.2 tonnes) of ore. The metallurgical sample was bagged from a 2-foot (0.61 m) deep channel cut up the side of the cone. A sample splitter was tried but found to be unsatisfactory for several reasons: the available loader was unsuitable, split muck had to be moved three times, the splitter was easily plugged in snowy weather and sample stuck to the splitter in cold weather. All bags were marked as to round location and were flown to Terrace prior to shipment by railway to the Kennecott Research Center’s pilot plant in Salt Lake City. This composite is not used in resource estimation.

Channel Sampling

Continuous 10-foot (3 m) channel samples were taken on all drift walls, plus vertical channels alongside the traces of diamond drill holes. Correlation across the drifts to within 0.10% Cu was maintained in low grade (less than 1% Cu) zones, but where massive chalcopyrite occurred and assays exceeded 1.50% Cu, there were often variations exceeding 0.40% Cu for opposing walls. Samples taken alongside diamond drill holes checked to within 0.10% Cu. The channel samples have been converted into “pseudo drill holes” and are used in the resource estimation database.

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12.1.3	Drill Sampling

A list of drill sample 5 m composites exceeding 2% Cu is contained in Appendix A.

Historic Sampling

1960s

Prior to 1964, drill core was halved and then split in 10 ft (3 m) lengths. Samples were despatched to the now closed Coast Eldridge laboratory in Vancouver for copper analysis. Gold analysis was completed on some intervals.

In 1964, a small assay laboratory was constructed on site and during the first season of operation, processed 3,747 samples. Half of the split core was crushed on site to ¼ inch (6.3 mm) then a 0.75 lb (340 g) split was separated using a Jones splitter.

1970s

During the 1970s, the onsite laboratory at Galore Creek was still in use. Half core samples were crushed to ½ inch (12.7 mm) and split to obtain a 0.75 lb (340 g) sample. This was further crushed in a cone crusher then placed in Kraft paper bags and shipped by air in locked metal boxes to either the Kennco Exploration Laboratory in North Vancouver or Chemex Laboratory, also in North Vancouver, for assay. Kennco Exploration Laboratory was used during 1972–1973, whereas the Chemex laboratory was used in 1974.

Mingold

During the 1990 Mingold program, half of the split core was crushed on site at the Galore Creek Laboratory to ¼ inch (6.35 mm) and a 300–325 g split was taken and shipped to the former Mineral Environments Laboratories (Min-en Laboratories) in Smithers, BC for further processing and assaying.

SpectrumGold

Drill core sampling occurred within a minimum of 3.2 feet (1 m) and a maximum of 10 ft (3 m) intervals. Drill core in mineralized intervals was generally sampled on approximately 6.5 ft (2 m) intervals. Where core was considered to be unmineralized, sample intervals were increased to 3 m. Sampling also honoured lithological, mineralogical and major structural changes in the drill core, leading to sampling lengths that were longer or shorter than the average.

All core samples were tagged by the geologist that logged the hole. All the drill core samples were split using a rock saw. One half of the core was returned to its original

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box (5 ft or 1.5 m long wooden box) for long-term storage. The remaining half was sealed in a polyethylene bag for direct shipment to the ALS Chemex laboratory in Vancouver for analysis.

Sampling protocol called for the geologist to insert three control samples; a blank, a standard and a duplicate for every 20 samples to be submitted to the lab for analysis. The 20 sample size equates with the size of the sample batch grouped for analysis at the lab. The placement of all control samples was essentially random within the 20- sample batch. Blanks, which consisted of non-metalliferous marble, were inserted as determined by the geologist and bagged during the core splitting and sampling collection. Duplicate sample locations were marked by the geologist. Empty bags with duplicate tags were submitted to the lab to indicate the sample was to be split for duplicate analysis.

Quality control analytical standards were purchased from WCM Sales, Vancouver BC for the 2003 program, and consisted of:

º	PM-152 average grade of 2.83 g/t Au
º	PM-184 average grade 0.52 g/t Au
º	Cu 108 average grade 0.66% Cu and 18.3 g/t Ag

The standards were divided into 30 g packets and stored on site.

Shipment of core samples from the Galore Creek camp occurred on a hole by hole basis. Rice bags, containing four poly-bagged core samples each, were marked and labelled with the sample numbers and the ALS Chemex address. Rice bags were assembled into sling loads for transport by helicopter to the Bob Quinn airstrip, where they were stored in a secure metal container. Subsequently, the samples were transported by truck by Banstra freight forwarders, and delivered directly to the laboratory.

NovaGold

The NovaGold programs used protocols developed during the SpectrumGold work.

All drill core was transported by helicopter or truck in secure core “baskets” to the Galore camp for logging and sampling. Sample intervals are determined by the geologist during the geological logging process. Sample intervals are labelled with white paper tags and butter tags which are stapled to the core box. Each tag has a unique number which corresponds to that sample interval. Core was brought into the saw shack where it was split in half by the rock saw, divided into sample intervals, and bagged by the core cutters. Not all core was oriented; however, core that had been

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oriented was identified to samplers by a line drawn down the core stick. If core was not competent, it was split by using a spoon to transfer half of the core into the sample bag.

Sample intervals were determined by the geological relationships observed in the core and limited to a 3 m maximum length and 1 m minimum length. An attempt was made to terminate sample intervals at lithological and mineralization boundaries. Sampling was generally continuous from the top to the bottom of the drill hole. When the hole was in unmineralized rock, the sample length was generally 3 m, whereas in mineralized units, the sample length was shortened to 2 m.

One sample for approximately every 10 m of core was selected for point load testing and specific gravity measurements. Once the core was sawed, half was sent to ALS Chemex Laboratories (Vancouver) for analysis and the other half stored at the Galore Creek camp.

In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 20 core samples:

	º	Standards: there are 10 standards at Galore Creek. The core cutter inserts a sachet of the appropriate standard, as well as the sample tag, into the sample bag
	º	Blanks: are composed of an unmineralized landscape aggregate. The core cutter inserts about 150 grams of blank, as well as the sample tag, into the sample bag.
	º	Duplicates: the assay laboratory splits the sample and run both splits. The core cutter inserts a sample tag into an empty sample bag.

Five of the standards were obtained by WCM Minerals. Four standards are from OREAS of Australia

12.1.4	Density Determinations

Historic Specific Gravity Work

A total of 563 specific gravity (SG) measurements were made on the total Galore Creek property during the 1966–67 drill campaign by measuring the weight of the sample and dividing by the amount of water it displaced.

Mingold

A total of 96 SG measurements were made on 18 different lithologies from core samples from 11 diamond holes in 1991/1992 (Simpson, 2003); the methodology of determination, and who did the work, is not known to NovaGold. Samples averaged

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2.697 g/cm3, ranging from a low of 2.47 g/cm3 in lapilli tuff and late-phase orthoclase syenite megaporphyry, to a high of 3.27 g/cm3 in an undescribed core sample.

SpectrumGold

During the 2003–2004 drill programs a further 30 specific gravity determinations were made by ALS Chemex using Specialty Assay Procedure OA-GRA08. The SG determinations were made from small pieces of core at recorded distances down the hole. Using these distances the specific gravity values were joined to the assay from-to intervals that contained them. In a number of instances more than one SG determination was made on the same from-to interval. In these cases the SG values were averaged.

NovaGold

During 2005, NovaGold collected a total of 7,301 SG determinations. SG samples were taken at the rate of one sample for approximately every 10 m of drilling completed in the 2005 drilling programs, by the geotechnical staff during the core photography process. The weight of unbroken pieces of core less than 15 cm long was determined both in air (dry) and in water. Hard tap water was used for the measurement. Samples were not wax-coated; this can result in a slight increase in final SG readings due to water being retained in microfractures, voids and pores within the drill core. Results were written on data entry sheets and entered by a data entry clerk into the NovaGold SG–Point Load Access database. Table 12-1 shows the SG determinations and number of samples by deposit and prospect.

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Table 12-1: SG Determinations, 2005, for Galore Creek
Area/prospect	Number of SG	Average SG
	Determinations
Butte	93	2.58
Central Zone	3,847	2.64
Gap	11	2.63
Grace	247	2.78
Junction	33	2.64
Middle Creek Zone	405	2.61
North Junction Zone	307	2.63
North Rim Zone	151	2.64
Profit Zone	111	2.58
Reconn	341	2.70
Saddle	101	2.61
Southwest Zone	1,753	2.56
West Fork Zone	918	2.62
West Rim	13	2.67

In 2005 NovaGold collected specific gravity values for materials above and below the disaggregation zone (the point at which anhydrite first becomes visible in core) by collecting data from test pits and split tube core measurements.

Ten small test pits were constructed across the exposed and backhoe accessible portions of the West Fork and the South Gold Lens areas. The average specific gravity for the pits was 2.01, but ranged from 1.39 in Pit 3, to 2.6 in Pit 10 (Lechner, 2006). Pit values were considered to bias low on the specific gravities, due to difficulties in determining appropriate water-fill levels, collapsing of test-pit walls. In addition the ten determinations do not provide a statistically meaningful sample.

Split tube measurements were completed on the entire diamond core of three drill holes, and comprised measuring the weight of an empty tube barrel, and subtracting this from the weight of a tube barrel with core. Corrections were made for recovery; the volume of rock in the core tube was estimated based on the core tube length, and core recovery. Excess water was drained from the tube prior to weighing. The weight was then divided by the estimated volume to produce a density value. Specific density values ranged from 2.28 to 2.57.

As at the Report effective date, the Galore Creek density database contains 14,485 records, of which 13,638 records are for drill holes contained within the resource areas.

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Moisture Content

Historically all specific gravity measurements at Galore Creek have been completed with core samples that have not been dried in an oven and therefore the question of latent moisture in pore space affecting the bulk density must be accounted for. The moisture content of the deposit has been measured in rock samples submitted for metallurgical study at G&T Metallurgical Labs. A variety of near surface “broken rock” samples (48 samples) were collected from representative rock types throughout the deposit and analyzed for moisture content. The moisture content for these samples ranged from 0.8% to 4.29%. The average moisture was 0.89%. No statistical trends were found relative to association with deposit area or rock type.

12.2	Grace Claims

There is no information available to NovaGold in regards to the sampling methods used during the drilling programs on the Grace Claims prior to NovaGold’s exploration campaigns.

NovaGold sampling methodologies were identical to those documented for Galore Creek in Section 12.1.3.

12.3	Copper Canyon

There is limited information available to AMEC in regards to the 1957 drilling. The poor core recovery and poor reproducibility of grades compared to 1990 follow-up drilling has made the 1957 drill holes assay results unreliable and they have not been used in resource estimation.

Core acquired during the 1990 drilling program was split using a core splitter, and sampled on 1 m intervals.

NovaGold sampling methodologies were identical to those documented for Galore Creek in Section 12.1.3.

NovaGold supervised core sampling from 2004 through 2007. Geological boundaries were respected and sample lengths average 1.46 m in length, but ranging from 0.3 to 12 m. The entire core was sawn and sampled as half-core. Samples were sent to ALS Chemex in Vancouver.

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13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Galore Creek

13.1.1	Historic Drilling

The following section is modified from Simpson (2003).

1960s

From 1961 to 1963, core samples were assayed for copper at the Coast Eldridge laboratory in Vancouver. Gold was assayed on 100 ft (30 m) composites for select drill hole intervals. The sample preparation and assay methods, and QA/QC protocols used at Coast Eldridge at this time is unknown to GCMC. NovaGold does not know whether Coast Eldridge was a registered assay laboratory at this time.

In 1964, the Galore Creek assay laboratory was constructed on site. Drill core samples were split in half and one half was crushed to nominal ¼ inch. A 340 gram split of this material was then crushed to -10 mesh, pulverized to -100 mesh, and assayed for copper using a double digestion with titration and colorimetric determinations. Samples reporting assays greater than 0.4% copper over intervals of 40 to 60 ft (12 to 18 m) were composited and shipped to Coast Eldridge to be assayed for gold and silver. The assay methods employed for gold and silver at Coast Eldridge are not known by GCMC. It is not known if these pulps were rehomogenized before compositing. Security measures taken during this program are also unknown.

Significant differences were noted between the pre-1964, 100 ft (30 m) composite gold assays and the later 40 to 60 ft (12 to 18 m) composite gold assays. These long composites are predominantly outside of the resource in unmineralized intrusive rocks; therefore, they are not material to the resource. NovaGold has decided to review the use of these large composites for gold and silver grade estimation in the future. In 1991, Kennecott re-assayed approximately 64% of the sample intervals from 1960s drilling using acceptable QA/QC protocols (see Section 14.1.1).

In 1964, checks of Galore Creek laboratory copper assays were reportedly carried out by the in-house Kennecott Explorations laboratory in North Vancouver, Coast Eldridge, Hawley and Hawley Assayers & Chemists in Tucson, Arizona, and the in-house Kennecott Bear Creek laboratory in Denver, Colorado. These data were not made available to NovaGold.

In 1967, 140 samples originally assayed by the on-site laboratory were assayed for copper at five laboratories: Coast Eldridge, Sudbury, and three in-house Kennecott

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laboratories. Galore Creek laboratory copper assays were found to agree well with the copper assays at the other laboratories.

Laboratories employed during this time period are no longer in operation and NovaGold is unaware of whether they were certified during the time period the assays were performed. Security measures taken during these programs are unknown to NovaGold. NovaGold is not aware of any reason to suspect that any of these samples have been tampered with.

1970s

Core from the 1970s drill campaigns was split in half, and one half was crushed to nominal ½ inch (13 mm) on site and split to obtain a ¾ lb (0.3 kg) subsample. This material was then further crushed in a cone crusher, placed in Kraft paper bags, and shipped in locked metal boxes for assay. The in-house Kennco Exploration laboratory in Vancouver served as the primary laboratory for 1972 to 1973, and Chemex Laboratories in Vancouver served as the primary laboratory in 1974. The Kennco laboratory is no longer in operation and NovaGold does not know whether it was a certified lab at this time. Chemex is now ALS Chemex, an ISO 9001-certified laboratory; though NovaGold does not know whether Chemex was certified at the time the assays were completed.

The assay methods employed for copper and gold during this time period are not known by NovaGold. Gold and silver were assayed on composited intervals where copper assayed greater than 0.4% . Quality control procedures and security measures employed during these programs are unknown to NovaGold.

NovaGold recommended that these large composite gold and silver assays not be used for resource estimation at Galore Creek. In 1991, Kennecott re-assayed approximately 95% of the sample intervals from 1970s drilling using acceptable QA/QC protocols (see Section 14.1.1) .

Mingold

During the 1990 drill program, drill core was split in half and one half was crushed to nominal ¼ inch (6 mm) on site, split to generate a 320 to 325 g subsample, and sent to Mineral Environments Laboratories (Min-En) in Smithers for assaying. Min-En, now Assayers Canada, is an ISO 17025-certified laboratory, though NovaGold does not know whether it was certified at the time the assays were performed. Gold was assayed by fire assay pre-concentration and atomic absorption finish on a 30 g subsample. Samples reporting greater than 1.0 g/t Au were assayed a second time. Metallic screen assays were performed on samples reporting greater than 0.1 oz/ton

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Au (3.11 g/t Au) by fire assay. Metallic screen assays at Min-En were performed by pulverizing the coarse reject for the interval to -102 mesh, recombining this material with the previous pulp portion, and sieving the recombined sample with a 120 mesh screen. The assay from the +120 mesh fraction and two assays from the -120 mesh fraction were then weight averaged to produce a net gold value.

Copper and silver assays were performed on a 2 g subsample split from the initial pulp. The assay methods employed are unknown to NovaGold. Quality control procedures and security measures employed during this program are unknown to NovaGold.

Kennecott

In 1991, Min-En was again used as the primary laboratory, but the sample preparation procedures were improved over the methods used in previous years. Core was split in half and one half was crushed to nominal 1/8” (3 mm) before a 500 g split was taken, pulverized to 95% passing -120 mesh, and rolled and bagged for analysis.

Gold was assayed by standard fire assay on a one assay ton subsample. Internal QA/QC procedures at Min-En included one blank and one standard in each assay batch of 24 samples. Where the value of the standard fell outside the 95% confidence limit, the entire batch was re-run. The top 10% of gold assays on each assay page were rechecked and reported in duplicate along with the standard and blank results. Check assays were performed on every 20th sample by Eco Tech Laboratory Ltd. in Kamloops. Eco Tech is currently an ISO 9001-registered assay laboratory, though NovaGold does not know whether it was registered in 1991. Comparison of 571 check assays against original assay values shows reasonable correlation for copper and fairly good correlation for gold greater than 0.25 g/t, although Eco Tech assays tended to be marginally higher. Gold grades less than 0.25 g/t show considerable variation.

Kennecott also undertook a major resampling program in 1991 to replace gold assays from large composite intervals from the 1960s and 1970s drill campaigns. A total of 100 t (18,784 samples) of drill core and coarse reject samples were shipped from the property to Min-En for gold assay. Approximately 64% of 1960s sample intervals and 95% of 1970s sample intervals were re-assayed as part of this program. This re-assay campaign included adequate quality control procedures and these assays replaced the original gold assays in the Galore Creek resource database. This work is discussed further in Section 14.1.1.

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13.1.2	SpectrumGold

Samples were logged into a tracking system on arrival at ALS Chemex, and weighed. Samples were then crushed, dried, and a 250 g split pulverized to greater than 85% passing 75 microns.

Gold analysis was undertaken on a 30 g sample, using fire analysis, followed by AAS. Upper and lower detection limits were 0.005 and 10 ppm Au, respectively. Values over the detection limits were rechecked using nitric acid aqua regia digestion of a 0.4–2.0 g sample followed by AAS finish.

An additional 34-element suite was assayed by ICP_AES methodology, following nitric acid aqua regia digestion. Analytical results were corrected for inter-element spectral interferences.

Pulp and rejects samples from the 2003 program are stored in a NovaGold-leased warehouse in Langley, B.C.

13.1.3	NovaGold

Sample preparation methods during the NovaGold 2004–2007 programs were similar to those developed by SpectrumGold.

Samples were logged into a tracking system on arrival at ALS Chemex, and weighed. Samples were then crushed, dried, and a 250 g split pulverized to greater than 85% passing 75 microns.

Gold assays were determined using fire analysis followed by an AAS finish. The lower detection limit was 0.005 ppm Au; the upper limit was 1,000 ppm Au. An additional 34- element suite was assayed by ICP_AES methodology, following nitric acid aqua regia digestion. The copper analyses were completed by AA, following a triple acid digest.

Assays are received electronically from ALS Chemex via email.

Assays

All data collected in the field is transferred into the database via a set of prescribed steps, outlined in detail within the Galore Creek Procedures Manual (Workman, 2005). First, geological (including lithology, mineralization, alteration, structure etc.) and geotechnical data (RQD, recovery, fracture, weathering, hardness, etc.) is collected and recorded on paper logging sheets by on-site geologists and geotechnicians. These sheets are then transferred to two data entry personnel who input the data into the Access database via a Visual Basic interface, DDH-Tool, a proprietary internal

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software program developed in 1995. DDH-Tool produces an entry log which is saved along with each zipped and date tagged version of the database. Data entry is overseen by the Database Manager, to ensure proper procedures. Survey data is entered in the same manner, although the original data is produced and recorded by the drillers, and is transferred to the data entry personnel via the drill foreman and geologists. At the end of each field season, a 100% line-by-line check of all database tables is conducted, comparing values in the database to the those recorded on the original documents (which were scanned and filed at camp), to ensure that the data transfer was accurate.

Assay data is received from the lab via CSV data files. These files are compiled and imported by the Database Manager using Excel importers, text files and another Visual Basic interface called Import Edit Log. After data is imported, visual checks are done to ensure that data placement was correct within the various database fields. After each update, assay data along with all geologic data is loaded and visually validated in MineSight©, a commercial 3D mine planning software package. As part of the AMEC audit in 2007 (see Section 14.1.1), a 99% check was conducted comparing all assay data in the database to the original ALS Chemex spreadsheets.

13.1.4	Databases

All drilling related data are stored in a Microsoft Access database. There are currently three Access databases for Galore Creek:

º

GaloreCC DDH2: This database has twenty tables: Alteration, Assay Composites, Certificate Data, Certificate Header, Collar, Core Photos, Corrections, Descriptions, Geotech, Grids, Litho, Minerals, Pima, Quicklog, Remarks, SG, Soluable Cu, Structs, Survey, Units, Various.

	º	SG_PointLoad: This database has one table: Point Load
	º	GaloreDrillStatus: Project and Rig Geologists use this database to monitor drill site status.

13.2	Grace Claims

There is no information available to NovaGold in regards to the sample preparation, sampling methodology or sample security methods used during the drilling programs on the Grace Claims prior to NovaGold’s exploration campaigns.

All core samples taken by NovaGold and SpectrumGold were analyzed for gold by fire assay and 36 element ICP at ALS Chemex Labs in Vancouver, BC. Strict QA/QC procedures were followed; a standard, a blank and a duplicate sample were included

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for analysis in every batch of 20 samples. Samples are received and processed in the Galore Creek camp using the procedures described in Section 13.1.3.

Core is banded and tagged and stored long-term on a moraine southwest of the Galore Creek exploration camp.

13.3	Copper Canyon

There is limited information available to NovaGold in regards to the 1957 drilling. Although the laboratory is known for the 1990 drilling and electronic scans of the assay certificates exist, there is no information available to NovaGold in relation to sample preparation, methodology or sample security.

From 2004 through 2007 Copper Canyon drilling data was processed by NovaGold. Copper analyses were completed using atomic absorption spectrometry (AAS), after a triple acid digest; gold analyses were completed using a one tonne fire assay with AAS finish.

The methodology is described in Section 13.1.3.

13.4	Sample Security

13.4.1	Galore Creek

Historic drill core has been stored in either plastic, galvanized steel or wooden boxes. All have been marked with metal tags inscribed with the hole number and interval. An estimated 1,500 metres of core was spilled in 1972 due to the collapse of a core storage rack. In the winter of 1976 one core shed collapsed and although most of the core was rescued, a number of intervals were not salvageable.

Core from the Central Zone was largely re-logged as part of the 1991 exploration program. It was stacked on pallets from 1991 to 2005, and exposed to the elements. The top layers have suffered deterioration from weathering. Several intervals have also been removed in the past for the purposes of metallurgical testing. Other intervals have been quarter-split for check assaying.

During 2004 to 2007, NovaGold expended considerable effort to recover as much historic core as possible. Stacks of unorganized core trays and boxes from Galore Creek were pulled out of overgrown areas in camp and reorganized in an orderly manner. Some drill core was not recaptured as the original boxes were spilled or tipped over by animals. The rest were restacked neatly and stored in a temporary

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location in camp until 2005 when all core was transported to a designated storage area.

Rejects from the Mingold drilling program do not exist. Core is all at Galore, and basically intact apart from those intervals used in sampling

Drill core from the SpectrumGold and NovaGold programs are stored onsite at Galore Creek. Core is stored in an orderly, catalogued manner in the coreyard. Post-assaying, all pulps and rejects from the SpectrumGold and NovaGold programs are stored in the NovaGold warehouse in North Vancouver.

Sample Security

In the Galore Creek saw shack the core cutters and the Saw Shack Manager insure that samples are properly cut and bagged and that any relevant information is recorded. Samples go into plastic bags, numbered with the sample tag inserted in the bag. Four of these sample bags are placed into one larger white rice bag, along with an Assay Instruction sheet. The outside of the bag has the sample numbers, hole number, and shipping address printed on the side. Beginning in 2005, the rice bag is secured using a red tamper-proof, numbered security tag. That tag number is recorded by the Saw Shack Manager, along with the sample numbers and hole number for that white rice bag.

There are typically 40 or so rice bags per hole, depending on its depth. Typically up 20 white rice bags are bundled onto a pallet, depending on the weight of the core, and wrapped in polyurethane. Then the batch of core is labelled with an arbitrary batch number (which is also recorded along side the security tag number, hole, and sample numbers), and the address to ALS Chemex for assay. The batches, are then strapped with metal banding.

2003 to 2006

Rice bags were assembled into sling loads for transport by helicopter to the Bob Quinn airstrip, where they were stored in a secure metal container. The samples were then transported by truck by Banstra freight forwarders, and delivered directly to the laboratory.

2007

The batches are then shipped via helicopter (Quantum 205) to the Staging Area and Filter Camp, and placed out of the way in a lay-down area usually near the propane tanks until shipment from 2005 to 2007 by Canadian Freightways (2003 to 2004 by Bandstra, and on one occasion in 2007). Core was not stored in a secured area;

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however, access to the area is limited to authorized employees. Upon arrival of the core at Staging, the warehouse attendants would record the batch and hole numbers of the core, as well as the condition in which it arrived and the date it was shipped out. They would then take the corresponding receipt with a way-bill number from CF and send a copy of that along with their other recorded info to the Saw Shack Manager at Galore Creek camp, where it is filed for tracking purposes. Using the way-bill number, NovaGold could track the core via their website, or by calling them if need be.

NovaGold had difficulty getting the warehouse attendants to send the sheets to camp, but eventually managed to get them to comply. ALS Chemex and Canadian Freightways were instructed to contact NovaGold if there was a problem with a broken security tag or bag, there have been no reported problems.

At Terrace the samples were stored at the ALS Chemex receiving facility. Unless specifically checking on a sample shipment with ALS Chemex or Canadian Freightways NovaGold would not receive notification of the sample arriving in Terrace until ALS started preparing the samples for assay.

Databases

Databases are stored on NovaGold’s central server in the main office. The central server is maintained by a professional information technology department and is backed up to tape on an automated schedule.

13.4.2	Grace Claims

Only a few diamond drill holes were recovered from historic drilling on the Grace Claims. The core was encountered near the old Trophy site and all salvageable core was brought back to the Galore Creek Camp and stored in the Upper Incinerator Coreyard.

Drill core from the SpectrumGold and NovaGold programs are stored onsite at Galore Creek. Core is stored in an orderly, catalogued manner in the coreyard. Post- assaying, all pulps and rejects from the SpectrumGold and NovaGold programs are stored in the NovaGold warehouse in North Vancouver.

Sample Security

The database security of historical data is unknown to NovaGold; however, the historical database has been compared to primary sources of drilling data, primarily scanned images of core logs and assay certificates.

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The Grace Claims samples taken by NovaGold and SpectrumGold were subject to the same sample security measures documented in this section for Galore Creek samples.

Databases

Database input for the Grace Claims during the NovaGold and SpectrumGold drilling programs is identical to those documented for the Galore Creek database in this section.

13.4.3	Copper Canyon

Historic Copper Canyon diamond drill core was previously stored at the old Copper Canyon camp site. In 2004, all historic core was transferred into HDPE plastic core trays and then into stackable metal trays so that the trays could be flown to back to Galore Creek Camp for archive in the Lower Coreyard II.

Drill core from the SpectrumGold and NovaGold programs are stored onsite at Galore Creek. Core is stored in an orderly, catalogued manner in the coreyard. Post- assaying, all pulps and rejects from the SpectrumGold and NovaGold programs are stored in the NovaGold warehouse in North Vancouver.

Sample Security

The Copper Canyon samples taken by NovaGold and SpectrumGold were subject to the same sample security measures documented in this section for Galore Creek samples.

Databases

The database security of historical data is unknown to NovaGold; however, the historical database has been compared to primary sources of drilling data, primarily scanned images of core logs and assay certificates.

Database input for Copper Canyon drilling during the NovaGold and SpectrumGold drilling programs is identical to those documented in this section for the Galore Creek database.

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14.0	DATA VERIFICATION

14.1	QA/QC Review

As part of AMEC’s review process in 2007, they undertook an audit of the Galore Creek resource estimation database. The work was done in consultation with, and reviewed by NovaGold.

14.1.1	Galore Creek

Database Audit – Legacy Data

AMEC randomly selected and checked a minimum of 10% of collar surveys, down- hole surveys, drill logs, and copper and gold assays from all legacy drilling campaigns against source documentation. These checks were completed to ensure that sample data used in resource estimation accurately represent the original logs, surveys, and assay certificates. AMEC found the Galore Creek resource database to be acceptably error-free. Error rates for the surveys, logs, and assays were found to be below 1.0%, the threshold commonly used by AMEC to indicate an acceptably error-free database.

The error rate for historic assays was determined to be acceptable at 0.9%. Errors found were typically typographic errors, resulting in small discrepancies in copper and gold assays. In the author's opinion these errors are not likely to significantly affect resource estimation. Though assays for historic drill holes were typically recorded in the margin of drill logs, as was commonly the case during this time period, original certificates were also present in the files for most drill holes.

The error rate for collar locations was also acceptable at <0.9%. Collar elevations on drill logs did not match values in the resource database; however, a check of collar elevations against the digital topographic surface shows that the elevations used in the database are acceptably correct.

Historic logs did not exactly match logged intervals in the resource database, mainly because Kennecott relogged most historic drill holes in 1991 and these relogs were loaded into the resource database. These Kennecott relogs were not made available to AMEC. Therefore, the AMEC audit of historic lithological logs was limited to checking for obvious interpretations errors. AMEC found no obvious interpretation errors in the historic logs checked. The author finds the lithology information acceptable for modeling and resource estimation.

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Down-hole survey measurements from historic drill holes were loaded into the Galore Creek resource database from digital files acquired from Kennecott. Down-hole surveys were not recorded on most historic drill logs from the 1960s and 1970s. AMEC was therefore not able to audit the down-hole surveys from this time period.

Down-hole surveys from the 1990 campaign matched values in the resource database. Down-hole surveys from the 1991 campaign were found to have discrepancies in azimuth of 1.5 degrees.

AMEC performed an analysis of drill hole deviation based upon vertical drill holes that had been surveyed down-hole. Drill holes were found to deviate, on average, 2.2m per 100 m of down-hole advance.

Geology and Geological Interpretation Review, NovaGold/SpectrumGold Programs 2003–2006

AMEC checked approximately 7%, or 502 of a total geological 6,747 entries in the drill hole database using scanned versions of the original geology logs as source files. The entire lithology table was checked for contiguous intervals; the error rate, at 0.06% interval data entry errors, is acceptable.

AMEC has audited approximately 7% of the entries using 20 drill hole logs from within the resource area. Minor differences between the scanned logs and the database records were noted for one hole. The total error for this review was 1%, which is considered borderline acceptable.

The lithology table was examined for interval errors, overlapping intervals and missing intervals. A total of 12 holes were identified with this error type.

Recommendations arising from the geological review of the database are that NovaGold correct all identified errors, and resolve differences between scanned logs and the database for the identified drill hole.

Drill Collar Review, NovaGold/SpectrumGold Programs 2003–2006

A total of 42 drill holes (10% of the drill holes used in resource estimation) from the 2003–2007 NovaGold/SpectrumGold drilling programs were reviewed. No materially significant data errors were found in the transcription of data from original drill logs to the database collar table.

A comparison of the database with Ashtech survey data has noted a 15 m difference in elevation for the 2003 and 2004 drillholes. The difference is attributed to a correction applied by NovaGold to the 2003 and 2004 and pre 1991 collar elevations.

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The recommendations from the drill collar review are that NovaGold have the hole collars professionally surveyed by a registered land surveyor, and fix the minor identified errors in the tables.

Downhole Survey Review, NovaGold/SpectrumGold Programs 2003–2006

Downhole survey records were assessed for 40 drill holes. There were no zero depth survey record errors noted by AMEC.

The entire survey table was checked for interval errors and 34 cases identified where the survey depth exceeds the total length of hole. Survey depths for these holes were recommended to be adjusted to match the hole length.

Review of transcription or manipulation errors between the downhole survey records and the database survey table indicated an error rate of 0.48% for depth entries, 0.16% for azimuth and 0.95% for dip. The error rate, at under 1%, is acceptable.

AMEC audited the downhole survey table for consistent application of the correction factor to account for magnetic declination. Four holes had the correction factor improperly applied or not applied at all; as these holes were all vertical holes, the impact of not applying the proper correction is not considered to be significant.

Of a total 331 drill holes in the downhole survey database, 35 were lacking surveys. Most of these holes were less than 100 m in length or were drilled vertically where deviation is expected to be minimal.

Recommendations arising from the review are:

º	Correct the noted transcription or manipulation errors.
º	Apply the proper magnetic declination correction to the four identified holes.
º	Adjust the 34 identified holes which have survey depths extending past the length of hole.
º	Review the 35 holes that are lacking surveys, and determine if any can be re- entered and surveyed

Density Review

Previous Verifications

As there is a significant amount of anhydrite in the deposits, a verification of density values above and below the oxide zone or disaggregation surface, where anhydrite has dissolved out, was completed as part of the 2005 work program (Lechner, 2006). Material within the oxide/disaggregation zone “broken rock” was found on average, to

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have a specific gravity (SG) about 1.5% lighter than the SGs reported from the unoxided rocks or “stickrock” zone (Table 14-1).

Table 14-1: Density Determination Values Above and Below Disaggregation Zone

Location	Number of	Average SG Value
	Determinations
Above Disaggregation Surface	4,501	2.60
Below Disaggregation Surface	3,830	2.64
Totals	8,331	2.62

In 2005, NovaGold also despatched 50 randomly distributed samples to ALS Chemex, for determination of specific gravity using a waxed-coating methodology. Earlier NovaGold SG data was determined on non-coated core. The average SG of the 50 waxed core samples was 2.65. Lechner (2006) noted that the number of samples evaluated may not be statistically representative.

AMEC Review

Of the 13,638 SG determinations in the database that pertain to the resource areas, 95 are based on laboratory measurements, 1,307 are based on the sample weight divided by the volume of displaced water, 84 are based on core weight divided by the core volume which was derived from the core length and core diameter and 12,147 values are the weight in air divided by the difference between the weight in air and the weight in water. Eight measurements were discarded because of missing weights.

AMEC recalculated 13,538 SG values, representing 99% of the density table records, from source record data and compared the values to the database. Minor differences in calculated SG were noted in 532 records (3.9%) . These differences were found primarily in the historic drilling, and were directly entered into the database from the historic logs. In addition, some unusual density values, ranging -367.68 to 774.55 were noted, and may be due to transcription errors when recording the weight in air or weight in water values on the original field logs or when entering the data into the database.

A total of 711 values from 2005–2006 drill program source records, or 5.2% of the density table, were checked for typographical errors. AMEC noted 10 (1.4% error rate) depth data entry errors, 13 (1.8%) weight in air data entry errors and 15 (2.1%) weight in water entry errors. A total of 13 (1.8%) of these errors are regarded as significant errors in the determination of the SG value.

The author concludes that the SG error rate was above that considered acceptable for a prefeasibility or feasibility level study. Recommendations are that NovaGold review the SG table in greater detail and make modifications as required, and additionally,

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develop a more rigorous error checking protocol during data entry. NovaGold should recalculate the SG values in the density table, as this exercise will remove minor errors noted in 532 of the SG values. Error-checking protocols could include team data verification or double data entry.

Refer to Section 17.1.6 for discussion of assignment of SG to block model and calculation of bulk density.

NovaGold Comment on Density Audit

Samples are selected for specific gravity determination on a 10 m increment along the entire drill hole, and have permitted the accumulation of an exhaustive data set. Prior to data analysis, the erroneous values are removed so they do not have an impact on the analysis. In addition, since the completion of the AMEC audit, the SG database has been reviewed and errors have been corrected.

Assay Audit, NovaGold/SpectrumGold Programs 2003–2006

A total of 52,391 samples have been collected by the NovaGold team:

º	2003	1,450 samples
º	2004	9,029 samples
º	2005	26,369 samples
º	2006	15,543 samples

Original electronic CSV (comma separated value) files from ALS Chemex were converted to Excel spreadsheets and then imported into an Access database. About 99% of the samples in the assay table for holes drilled within the defined resource areas were audited. The Cu, Au and Ag values from ALS Chemex were matched against database entries, and the following numbers of errors noted: Cu, 7 errors (0.01% error rate); Au, 5 errors (0.01% error rate) and Ag, 4 errors (0.01% error rate). The results are considered acceptable.

AMEC recommends that identified assay table errors be rectified.

Sample Intervals Audit, NovaGold/SpectrumGold Programs 2003–2006

AMEC has checked approximately 40,606 of a total 52,391 records in the sample database against data entry files received from NovaGold. Fields in the data entry files were compared to the values found in the database. A total of 22 records were noted with errors. This results in an error rate of 0.05%, and is considered acceptable.

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The sample interval table was checked for negative intervals, overlapping intervals and the occurrence of duplicate sample identification numbers. One error was noted.

AMEC recommends that the identified errors, although minor, be fixed.

Standard Reference Materials (SRMs), NovaGold/SpectrumGold Programs 2003–2006

NovaGold used several SRMs during 2004–2006 to monitor analytical results from ALS Chemex Laboratory of Vancouver, BC. The SRMs, number of occurrences and duration of usage are shown in Table 14-2.

Table 14-2: Summary, SRMs

Standard	Year and Number of Times Standard Used
	2006	2005	2004
Std-Cu105		32	153
Std-Cu107			82
Std-Cu108		81	27
Std-Cu113	63	376
Std-Cu118	174	300
Std-Cu126	232
Std-Pm152		63	120
Std-Pm184		4	3
Std-Pm185		45	149
Std-Pm188	100	210
Std-Pm195	256	239

There are a total of 2,709 standards found in the database, which corresponds to a 1 in 20 insertion rate as quoted by NovaGold. NovaGold could not find supporting data for SRM Std-Cu108 and Std-Pm184 so the results for these standards are not included in AMEC’s study. AMEC considers biases from 5% to 10% to be potentially significant and considers biases greater than 10% to be significant and require further investigation. There were no significant biases noted in any of the copper SRM results; that is, all biases for copper were observed to be less than 5%. A potential bias was noted for SRM Std-Pm152 during 2004 and 2005 where the biases for gold were calculated to be 6.6% and 7.5% respectively. All other gold SRM biases were less than 5%.

NovaGold should review the supporting data for this standard and determine whether the calculated “best value” for this standard is correct, or if any of the laboratories originally used to analyze this standard also reported values similar to the bias noted.

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Blanks, NovaGold/SpectrumGold Programs 2003–2006

As part of the QA/QC program, NovaGold inserts a blank sample that tests for contamination of samples, on a rate of approximately one blank for every 20 samples. For the blank material, NovaGold is using unmineralized landscaping aggregate. This is inserted into the sample stream by the core cutters when they see that the core logger has specified a blank sample.

For an inserted pulp blank, a result is considered passing if it returns a value less than or equal to twice the detection limit of the element of interest. For coarse blank material, the returned value should not exceed three times the detection limit. At Galore Creek, a coarse blank is inserted in the field, and therefore pass/fail limits should be set at 3 times detection, being 0.015 ppm for Au, 0.6 ppm for Ag and 3 ppm for Cu (from the ME-ICP41 method, as no blank sample returned a value of 1% Cu or greater, resulting in the use of Cu-AA46).

NovaGold submitted a total of 2,777 blanks from 2003 through 2006. A detailed summary is included as Table 14-3.

Table 14-3: Summary, Blanks

Year	Number of Blanks
2006	837
2005	1,346
2004	538
2003	56
Total All Programs	2,777

The blank material performance with respect to copper is considered acceptable. In all years, an average of 31.6% of the copper results were below or equal to 3 ppm, and 95.5% of the results that were above this level were found to be below 100 ppm or 0.01% copper. The average grade at Galore Creek is around 0.52% copper. It was noted however that in 2004 and 2005, some blank samples reported copper values of 2,470 ppm and 7,640 ppm respectively. This is most likely due to regular samples being misclassified as blank material, but warrants further investigation by NovaGold.

The performance of gold contamination in blanks is also considered acceptable. Overall, 98% of the samples returned results below 0.015 ppm, but most years showed some values above this limit. Generally these values were all below 0.09 ppm Au, except during 2005 when 3 values reported above 0.09 ppm Au, including one sample which reported a value of 0.304 ppm Au. Again, sample misclassification is

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likely to be the cause of these values, but this should be investigated by NovaGold. The average gold grade at Galore Creek is 0.30 g/t (0.30 ppm).

The silver blank results are more erratic than either the copper or the gold results, except for 2003 where all the results fall below 0.6 ppm Ag. A total of 87% of the silver results fall below the 0.6 ppm limit; 2004, 2005 and 2006 show a significant number of results above this limit. The maximum values returned for 2004, 2005 and 2006 are 2.3 ppm Ag, 7.9 ppm Ag and 4.8 ppm respectively. In 2006, 5% of the results were above 1 ppm Ag, in 2005, 12% of the results were above 1 ppm Ag and in 2004, 8% of the results were above 1 ppm Ag. The average silver grade reported for Galore Creek is 4.9 g/t (4.9 ppm). NovaGold should review these silver results and try to determine a reason for why such a large number of the silver results are returning grades that are above the average grade of the deposit.

AMEC concurs with the recommendation made in Lechner, (2006) that “NovaGold more closely track QA/QC results and re-assay all sample batches that are associated with any control samples that are out of tolerance.”

Duplicate Performance, NovaGold/SpectrumGold Programs 2003–2006

As part of NovaGold’s QA/QC program from 2003 to 2006, duplicate samples were used to monitor and measure precision or reproducibility of the assay results for copper, gold and silver. Duplicates at Galore are “Preparation Duplicates”; splits are taken from crushed reject material and are taken at a rate of about 1 in 20 samples. The number of duplicate samples, summarized by year is shown in Table 14-4.

The precision noted for copper analysis is acceptable. AMEC considers assay precision to be acceptable for prep duplicates at ±20% ARD at the 90th percentile. Copper is analysed by two methods, depending on concentration; ME-ICP41 for values less than 10,000 ppm (or <1% Cu) and Cu-AA46 for values greater than 1% Cu. The precision noted for copper analyzed by ME-ICP41 ranged from 15% to 18% during these years, while the precision for copper analyzed by Cu-AA46 ranged from 3% to 10% during the same timeframe.

Table 14-4: Summary, Duplicate Data

Number of
Year	Duplicates
2003	72
2004	543
2005	1,365
2006	861
Total	2,841

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The precision for the gold assays ranged from 30% to 35%. The precision for gold analysis was expected to be poor, due to the nature of gold mineralization. AMEC recommends that NovaGold review the sample preparation procedure to improve the gold and silver precision. A further test is checking whether assaying using a larger subsample, say 60 g, would help. Another possibility NovaGold could investigate is running metallic screen tests to determine whether there is any coarse gold in the mineralization that could be causing the poor precision.

The precision noted for silver ranged from 20% to 25% over the four years. As silver is a minor economic contributor, the author considers the risk to the resource to be small.

Check Assays NovaGold/SpectrumGold Programs 2003–2006

NovaGold conducted two check assay programs during 2003–2006; results of the programs were reviewed.

The 2006 program consisted of a random selection of approximately 5% of all Galore Creek pulp samples as check assay samples. These samples were selected at the end of the 2006 field season. A total of 699 pulps (4.2% of assays for 2006) were sent for re-assay at Assayers Canada as umpire laboratory, for direct comparison with the results from ALS Chemex, the primary laboratory. Four of these samples were returned from Assayers Canada as either “missing” or “N/S” (No Sample), which left 695 comparable check assays.

No significant bias was noted for the copper and gold check assays. ALS Chemex silver results were biased 5.4% low relative to Assayers Canada check assays. As silver is of minor economic importance, this bias is not considered to be of material significance.

No background information regarding the sample selection for the 2004 check assay program was provided to AMEC. Check assays were submitted to both Assayers Canada and to ACME Laboratories in Vancouver. ACME provided check assays for copper and gold, while Assayers Canada only provided check assays for copper.

SRMs were included in the 2004 check assay program but not included in the 2006 check assay program.

ALS Chemex results were biased low (7.6%) compared to the ACME check assays for gold (595 samples). The ICP copper results (copper results below 1%) indicated that ALS Chemex was biased low (11%) compared to the ACME results for the 473 samples submitted. The copper values greater than 1% copper showed no significant

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bias for 111 samples submitted. No bias was noted for the 472 copper values below 1% copper, but ALS Chemex was biased 7.7% lower than Assayers Canada for the 123 copper check assays greater than 1% copper.

As these biases are marginal, and as ALS Chemex is biased low with respect to the check laboratory, the author considers the biases to be not material to the resource. The results obtained from ALS Chemex would be considered conservative, as the bias is consistently low.

14.2	Data Verification Conclusions

From the data verification undertaken by AMEC, the following conclusions were reached by the author:

	º	The geology is sufficiently well understood, and supported by geological mapping, petrology and thesis studies, and diamond drilling interpretations to support resource estimation.
	º	The deposit model is appropriate for the deposit.
	º	The style of mineralization is well understood, and there are sufficient petrological and other studies to support the mineralization model, and thus the declaration of resources.
	º	Sample preparation, analytical methods and sample security are adequate, and sufficient to support resource estimation.
º

The QA/QC programs have adequately addressed issues of precision, accuracy and contamination. Historic program data have been verified using indirect comparisons to NovaGold drill holes. The QA/QC work completed to date is sufficient to support resource estimation. Although there is a consistent low assay bias in the ALS Chemex data for gold and for copper values under 1% Cu, the biases are conservative, and will not affect resource estimates.

	º	Density determinations are sufficient to support resource estimation.

NovaGold Conclusions

Based upon studies conducted under the supervision of NovaGold’s qualified person and supported by the conclusions of AMEC, the geologic model and drilling database are adequate for use in resource estimation.

14.3	Previous Verification

A number of verification programs have been undertaken on the Galore Creek data. To NovaGold’s knowledge, there have been no audits of the Grace drilling data. During 2004, a QA/QC verification program was undertaken at Copper Canyon.

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14.3.1	Galore Creek

Kennecott, 1992 Audit

In 1992 Kennecott conducted an assay database check of 375 assay files representing approximately 7,500 samples. The most common mistakes that were found consisted of typographical errors and missing assay data. There was also some confusion because of missing prefixes in check samples from Eco Tech Lab. Consequently, all previous data were merged into a single database, audited and converted from imperial to metric units.

2003 Technical Report

As part of data verification in support of a 2003 Technical Report (Simpson, 2003), the report author, Ron Simpson, conducted spot checks on the 1991 re-assay program by comparing values from the original assay certificates and digital assay files to the digital database used in the 2003 resource model. Conclusions below are taken from that report:

A significant number of discrepancies were discovered, however, none of them were in intervals containing significant mineralization. Out of 1329 samples audited (from 94 assay certificates), nine were flagged as missing in the database (value=-1) and 14 were apparent data entry errors. Drill hole collars were surveyed in 1966 and 1991. Nearly all holes in the Central and Southwest Zones have been surveyed but many in peripheral areas have only approximate coordinates. Holes drilled prior to 1991 used only acid dip tests for directional information. The only exceptions were GC218, GC228 and GC235 where a Tropari instrument was utilized. A Sperry Sun single shot instrument was used in 1991 on angle holes but 24 vertical holes had no down hole survey readings taken.

2004 Technical Report

In support of a 2004 Technical Report, Peter Lacroix conducted checks on the SpectrumGold database. Conclusions below are taken from Lacroix (2004).

º

For that data which could be cross-referenced to a assay certificate, the assay intervals and sample numbers have been confirmed digitally. Only about 10% of the copper and 15% of the silver assay certificates from the pre-2003 drilling could be located.

	º	Including the 2003 season, approximately 14% of the copper values, 78% of the gold values and 21% of the silver values could be cross-referenced to assay certificates.

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º	To address the limited availability of certificate data, assay and sample data from the hand-written logs were also re-entered digitally and compared with the database for verification.
º	In 2004, prior to completion of the update on resource estimates [discussed in Lacroix, 2004], the author also conducted spot checks on about 15% of the data.
º	100% of the data was screened automatically by the modeling software (Medsystem®/MineSight®) for missing intervals and values outside the normal range of data.
º	A number of typographical errors and inconsistencies in the treatment of non- sampled and/or low-grade intervals were discovered and corrected.
º

A recent survey by Eagle Mapping has highlighted a significant discrepancy between the elevations recorded for the drill holes and the newly generated topographic surface. The average difference in elevation between the reported collar elevations and the new surface is approximately -24 metres. As an interim measure, the topographic surface has been lowered 24.2 metres to accommodate the difference. This discrepancy should be investigated and the appropriate corrections undertaken to bring the two surveys in line before the next update on resource estimates.

2006 Technical Report

As part of data verification in support of a Technical Report in 2006, checks were conducted on the NovaGold database. The checks, summarized below, are from Lechner (2006).

º

The author requested original ALS Chemex assay certificates for ten 2005 drill holes totalling about 3,863 metres, which represents about 7% of the 2005 drilling program. ALS Chemex assay certificate results for 1,720 copper, gold, and silver assay records were then compared with the assay records stored in NovaGold’s electronic database. The author found four actual errors and nine records in the official database that could not be verified by assay certificates. According to NovaGold personnel, ALS Chemex has no record of having received or assayed these samples.

º

The author compared drill hole collar elevations from the electronic database with the NovaGold supplied topographic surface. Seventeen drill holes were found to have a difference in collar elevations of ±7.5 m. All but one of these differences was explained by the fact that some of the older holes were collared on top of a glacier which has since retreated giving the appearance that the drill hole collar was too high.

º	Drill hole GC04-490 was found to be 20.6 metres too high in the database. The collar elevation for this hole has since been corrected by NovaGold.

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14.3.2	Copper Canyon

NovaGold commissioned Morris Geological Co. to undertake a QA/QC review of the Copper Canyon 2004 work program. Morris (2004a) made the following observations:

º

The procedures used to deliver the duplicate samples to the laboratory do not provide for a “blind” sample. A procedure should be developed where the duplicate samples are made on site. If these samples are crushed and split on site, and are the only ones crushed, again, they are not blind samples.

	º	The duplicate gold tests show some extreme variance (to 90%), but these are generally confined to low-grade material. The variance may be associated with coarse gold?
	º	The duplicate copper tests show less variance than gold. There appears to be more duplicate samples showing positive differences.
	º	The duplicate silver tests show some high variance but these are generally confined to low-grade material.
	º	The blank sample tests are generally good, although one batch (lab certificate 516) shows up to 12 high tests. This batch should be re-run by the lab.
	º	The test work on standard samples is generally good.

Recommendations arising from the review (Morris, 2004a) included:

	º	A method to produce a blind duplicate sample should be developed for next season. One possibility is to have a preparation lab on site.
	º	It is suggested that samples from assay certificate 516 be re-assayed.
	º	A third party lab should test a portion of the samples.
º

A preliminary check on ALS Chemex shows that the assay method used for copper (ME-ICP41) is good from 1-10,000ppm (1% for Cu, and up to 100ppm for Ag). As there are values greater than 1%Cu (some 330 samples), a re-assay program should be instituted for high-grade samples.

º

The sample security needs to be improved. Sample sacks should be closed with locking ties and the number of the tie recorded for each sack. At the airstrip, a locking building should be used to store the samples, prior to shipping.

Subsequent to this work, a data verification program was completed on eight of the then 21 completed drill holes, with the following conclusions (Morris, 2004b)

	º	The database is very accurate. Of the 2,620 assay values checked in eight drill holes, only four errors were found (0.15% error rate).
	º	In 1990 the laboratory completed re-assays on 173 samples (in the four drill holes checked). NovaGold has used the first assay value in the database rather than the

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average of the values. In total, 28% of the samples with greater than 0.2g/t Au show more than +/-10% difference between the first assay and the average assay. It was observed that some 2004 samples were also re-assayed by the lab.

º	Drill hole dip appears to show a slight bias. Vertical drill holes appear to have higher gold and copper grades. This may reflect the trend of mineralization, indicating a near vertical plunge.

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15.0	ADJACENT PROPERTIES

There are a number of operating and mothballed mines in the area surrounding the Galore Creek property, and a number of claims and leases that are at a grassroots exploration level. Over 400 mineral occurrences are also known. The two properties with contiguous boundaries with Galore Creek, namely the Grace Claims and Copper Canyon, are held or operated by NovaGold, and thus are reported in the body of this Technical Report.

The only currently operating mine is the Eskay Creek volcanogenic massive sulphide (VMS) deposit, operated by Barrick Gold Corp. In 2006, the mine had proved and probable reserves of 136,000 tons grading 0.757 ounces per ton, and was expected to close during 2008 (Barrick Gold Corp., 2007). Other known VMS deposits in the area include Foremore (Roca Mines Inc.) and Rock and Roll–Black Dog (Newcastle Minerals Inc.). Mothballed mines include the Snip and Johnny Mountain gold mines, operational between 1991 and 1999, and 1988 to 1990 respectively. Advanced exploration has been undertaken on the Big Cat (Iskut) wollastonite deposit.

Deposits that contain similar mineralization styles to that at Galore Creek include Newmont Lake, Red-Chris, Kerr–Sulphurets–Mitchell, Bronson Slope, and Schaft Creek. With the exception of Newmont Lake, all are hosted within assemblages of the Stikine Terrane. Deposits are discussed in the following sub-sections from least developed to most advanced.

15.1	Newmont Lake

The property is held by Gulf International Minerals Ltd, is under option to Romios Gold Resources Inc, and is situated 30 kilometres to the southeast of Galore Creek. Three zones have been outlined by drilling, the NW, Ken and Camp Zones, and an additional 19 anomalies remain to be drill-tested (Nicholson, 2005). Two zones, NW and Ken, are skarn-related deposits; however the Camp Zone has porphyry copper affinities.

The Camp Zone consists of a series of narrow, gold-and copper-bearing quartz veins, developed in a quartz porphyry, which display an extensive pyritic halo and potassium feldspar and biotite alteration along the margins of the veins Mineralization comprises minor sphalerite, galena, and free gold (Nicholson, 2005).

15.2	Kerr–Sulphurets–Mitchell

Seabridge Gold Inc currently holds the Kerr property, which includes the Kerr, Sulphurets, and Mitchell deposits.

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The Kerr deposit is a pyrite-rich copper–gold system that has been developed in strongly altered and deformed monzonitic intrusions in Stuhini Group sedimentary and volcaniclastic rocks. Alteration and mineralization are characterized primarily by variable amounts of sericite, chlorite, quartz, anhydrite, pyrite and chalcopyrite. The most important mineralization type is quartz stockwork with associated pyrite, chalcopyrite, bornite, tetrahedrite and rare enargite. The strongest copper–gold mineralization is associated with a core of chlorite-bearing alteration and quartz stockwork. Strong phyllic alteration with quartz and disseminated pyrite flanks the core zone. Seabridge is currently completing a resource estimate for the deposit; earlier estimates having been undertaken prior to the introduction of the CIM guidelines (Seabridge Gold Inc., 2007)..

Disseminated copper-gold mineralization in the Sulphurets Gold Zone is centred about a hydrothermal breccia (Breccia Gold Zone) and dyke complex (Raewyn Copper–Gold Zone) representing the higher levels of a monzonite-related copper–gold porphyry system. Copper and gold mineralization in the Sulphurets Gold Zone is concentrated within a potassic feldspar alteration halo centred about intensely altered hydrothermal breccias and monzonite dykes. Features of these rocks have been largely overprinted by later silicification (including siliceous hydrothermal pipes) in the Breccia Gold Zone and strong biotite, silica and local chlorite-albite alteration in the Raewyn Copper-Gold Zone. Both zones are enveloped by a broad halo of phyllic quartz-sericite-pyrite alteration along the length of the Raewyn structural panel. Alteration overprinting in proximal areas was accompanied by significant local remobilization of copper and gold. As with Kerr, Seabridge is currently completing a resource estimate for the deposit; earlier estimates having been undertaken prior to the introduction of the CIM guidelines (Seabridge Gold Inc., 2007).

The Mitchell Creek zone consists of foliated schistose material comprised of sericite and pyrite altered rocks, with an intense stockwork and/or sheeted array of deformed and flattened, millimetre to centimetre-scale quartz veinlets. Most of the mineralization appears to be hypogene with the principal sulphides being pyrite and chalcopyrite with minor molybdenite and trace amounts of tennantite, bornite, sphalerite, and galena. Gold and copper mineralization appears to be related to hydrothermal activity associated with Early Jurassic hypabyssal porphyritic intrusions, the informally-named “Mitchell Intrusions”. Resource estimation was completed in 2007. At a 0.5 g/t Au-equiv. cut-off, the deposit contains 563 Mt grading 0.72 g/t Au and 0.18% Cu, which has all been classified Inferred Resources (Lechner, 2007).

15.3	Bronson Slope

The Bronson Slope deposit is held by Skyline Gold Corp. It is hosted in the early Jurassic-aged Red Bluff porphyry intrusion and upper Triassic feldspathic greywackes,

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and consists of intersecting to sheeted (Stockworked) sets of quartz–magnetite– hematite veins. The stockwork is overprinted by quartz+pyrite+chalcopyrite ± carbonate veins and by carbonate and pyrite veins. Gold and copper grades reflect the distribution of the different veins and alteration types. Areas of quartz–magnetite– hematite veining with sparse or no pyrite–chalcopyrite or quartz–pyrite overprinting have low gold and copper grades. Higher copper and gold grades occur in quartz– pyrite–chalcopyrite veins and alteration and in areas of abundant pyrite–chalcopyrite veining both inside the quartz–Fe-oxide stock work and in adjacent greywacke (Burgoyne, 2006).

A resource estimate for the deposit was completed during 2007. The resource comprises combined Measured and Indicated Resources, using a cut-off of US$9 per tonne of net recoverable metal value, of 129.8 Mt grading 0.44 g/t Au, 2.44 g/t Ag, 0.16% Cu and 0.008% Mo. Inferred Resource total an additional 45 Mt grading 0.37 g/t Au, 1.92 g/t Ag. 0.16% Cu and 0.011% Mo (Burgoyne and Giroux, 2007).

15.4	Schaft Creek

Copper Fox Metals Inc. holds the Schaft Creek property under option from Teck Cominco Ltd. The property, located in the Stikine Terrane, formed in rocks belonging to the Hickman Batholith and the Stuhini Group volcanic suite. Three main mineralized zones have been defined to date (McCandlish, 2007).

The largest of these zones is the Main zone, which is characterized by syn-intrusive poly-phase quartz–carbonate veins and stockworks, and mineralized with variable amounts of chalcopyrite, bornite and molybdenite and late-fracture molybdenite. The second largest zone is the Paramount zone, which is characterized by primary sulphide mineralization associated with an intrusive breccia phase, containing chalcopyrite, bornite and molybdenite; quartz–carbonate stockworks; and late-fracture molybdenite mineralization. The smallest of the zones is the West Breccia zone. It is characterized by quartz–tourmaline veining, pyrite and a hydrothermal breccia (McCandlish, 2007).

A scoping study to evaluate the potential economics of an open pit operation is currently underway. The most recent resource estimation, in 2007, reported Measured and Indicated Resources of 1.39 Bt grading 0.25% Cu, 0.019% Mo, 0.18 g/t Au and 1.55 g/t Ag, at a cut-off of 0.2% Cu-equiv. A further 186 Mt grading 0.14% Cu, 0.018% Mo, 0.09 g/t Au and 1.61 g/t Ag was classified as Inferred Resources, using a similar copper equivalency cut-off (McCandlish, 2007).

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15.5	Red–Chris

The Red–Chris deposit, currently held by Imperial Metals Corp. is hosted by the Red stock, an east–northeast elongated intrusive body of pervasively quartz–sericite–ankerite–pyrite (phyllic) altered, and faulted, subvolcanic, hornblende monzonite porphyry intrusion. The porphyry is probably co-magmatic with, and intrudes, Upper Triassic Stuhini Group massive volcanic greywackes, siltstone and augite-porphyritic basalt (BC Geological Survey, 2007).

Pyrite, chalcopyrite and localized concentrations of bornite are commonly associated with zones of quartz stockwork and sheeted quartz veining. Minor covellite occurs as inclusions in pyrite, and molybdenite, sphalerite and galena occur locally in trace amounts. Gold, second in economic importance to copper, occurs as electrum spatially- and genetically-associated with the copper mineralization. A significant portion of the sulphide mineralization also occurs as very fine- to fine-grained disseminations and fracture-fillings. The quartz stockwork forms a steeply-dipping, high-grade core zone associated with intense and pervasive carbonatization that is surrounded by, and gradational into, barren to weakly mineralized, phyllic-altered host stock. Quartz stockwork zones dip steeply to the north and parallel the long axis of the Red stock. A number of mineralized zones, in addition to the Red–Chris deposit, are known, including the Gully, Far East, East and Far West zones (BC Geological Survey, 2007).

During the late 1990s, scoping and trade-off studies were completed on open pit and underground mining options. During 2004, a feasibility study was completed, based on conventional open pit mining for a 25-year mine life, a 30,000 t/d flotation mill with the shipment of concentrates to Pacific Rim smelters from the B.C. port of Stewart. The study showed the project to be viable, subject to the extension of the North American power grid 230 kilometres to the north along Highway 37 from its current terminus at Meziadin junction (Collins et al, 2004).

The feasibility study was based on a combined Measured and Indicated Resource (inclusive of Reserves), at a 0.3% Cu cut-off, of 238 Mt grading 0.46% Cu and 0.37 g/t Au, with a further 197 Mt grading 0.38% Cu and 0.34 g/t Au in Inferred Resources. Total Proved and Probable Reserves total 276 million tonnes grading 0.35% copper and 0.27 g/t gold, reported at a $3.75/t net smelter return cut-off (Collins et al, 2004).

The Red Chris project had received both federal and provincial government environmental approvals; however, in late 2007, the Federal environmental assessment was subject to appeal.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Galore Creek

16.1.1	1960s

The initial Galore Creek metallurgical work was at the request of Kennecott Corporation in the 1960s and focused on the Central Zone. The test work was carried out by Hazen Research and commenced with initial bench tests on drill core samples. The testing started in 1962, and culminated in 1967 with a 50 ton pilot plant milling test Wright Engineers Ltd. using a bulk sample taken from an adit in the Central Zone. The bulk head sample assayed 1.28% Cu.

The optimum grind for rougher flotation was established at 25% ± 100 mesh (50% - 200 mesh). The optimum grind for concentrates was established at 95% - 325 mesh. Britton Research Ltd. conducted testing of lower grade material and estimated recoveries of 83% and 81% for grades of 0.54% Cu and 0.31% Cu respectively.

Kennecott developed a flowsheet, equipment recommendations, and operating cost estimates for a 20,000 t/d concentrator. The flow sheet anticipated a relatively coarse primary grind (25% plus 100 mesh) followed by regrinding the rougher concentrate to 97% passing 200 mesh to obtain suitable concentrate grades.

16.1.2	Dawson Metallurgical Laboratories, 1992

In 1992, further bench flotation tests were carried out by Dawson Metallurgical Laboratories in Salt Lake City on drill core from five 1991 holes. The object of this study was to determine the amenability of the composites to a standard flowsheet developed previously and to determine if gold recovery could be significantly improved. The study used four composites from the Southwest Zone and two from the Central Zone. It was found that both gold recoveries and copper concentrate grades for the Southwest Zone were lower than those indicated for the Central Zone. This was attributed to the higher pyrite content in the Southwest Zone and the association of at least part of the gold with pyrite.

Overall copper and gold recoveries in a copper concentrate grading 25% Cu were estimated to average approximately 90.3% and 58%, respectively based on constant tail grades of 0.065% Cu. Concentrator tail grades for Au also tended to remain fairly constant at 0.137 g/t Au for the Central Zone and 0.274 g/t Au for the Southwest Zone. Gold recovery was projected based on head assay and rougher tail residue. A nugget effect was observed in tests from many of the higher-grade composites. Gold recoveries were not optimized as part of these studies. It was also reported that

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several composites were not upgraded to 25% Cu in concentrate after two stages of cleaning with re-grinding.

Copper recovery was slightly lower than the 1965-1967 test results; however, recovery at a modestly finer grind was in line with the earlier work. Several composites were not upgraded to the 25% copper grade obtained in the pilot plant; this was attributed to the presence of “talc” which was not observed in the earlier samples.

16.1.3	Hatch, 2003

The 2003 testwork was undertaken to assess the metallurgy of one Southwest zone and three Central zone samples in a standard rougher and cleaner circuit. The program included a preliminary evaluation of the effect of grind on metallurgical performance and the potential for gold recovery by gravity concentration.

Grinding tests indicated that approximately 60% of the copper sulphide was liberated at a P80 of 150 microns. The majority of the non-liberated copper sulphides were locked with non-sulphide gangue. The data suggested that good rougher copper recovery should be achieved at a relatively coarse grind and regrinding would be required to maximize the concentrate grade during cleaner flotation. Gold occurred as liberated fine-grained particles and its co-recovery in copper concentrate was typical of porphyry copper deposits.

The preliminary batch flotation results were consistent with the 1966 pilot plant studies undertaken by Kennecott 96% copper recovery and a concentrate grade of 25% copper were achieved. Conclusions from the 2003 testwork included:

	º	A primary grind at a P80 of 150 microns nominal is sufficient for copper mineral and gold liberation. Pyrite liberation is high at this grind.
º

Rougher flotation of copper and gold was fast and with high recovery from all four samples. Copper recovery ranged from 95% to 99% and gold recovery ranged from 81% to 88% within 5 minutes using simple flotation schemes and standard reagents.

	º	A fraction of the floatable gold is fine-grained and free, despite the relatively coarse grind, and floats with the copper sulphides.
	º	The cleaner concentrates are relatively clean. Selenium appeared to be the only impurity of concern.

The potential for gravity concentration of gold was assessed on each sample in a laboratory-scale Knelson concentrator. Some of the gold appeared to be recoverable by gravity. More work was recommended to determine the merits of this operation

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compared with direct flotation after primary grinding since gold is readily recovered by flotation with the copper sulphides.

16.1.4	Hatch, 2006

The 2005–2006 metallurgical test program was managed by Hatch and carried out by G&T Metallurgical Services Ltd (Kamloops, BC). G&T Metallurgical Services determined the Bond Ball Mill Work Index and conducted the flotation test work on the composites used in the flotation program, while SGS Lakefield and SGS MinnovEX (Toronto, ON) ran additional grindability and flotation simulation tests.

A comprehensive metallurgical program was completed on fresh drill core samples from 2005 drilling to further validate the flowsheet developed in the earlier work and to determine the metallurgy associated with the variable mineralization and head grades in the various zones of the Galore Creek deposit. The test program investigated grindability using CEET and JKSimMet methodologies, mineralogy, and minerals recovery by batch and locked cycle flotation. Models were been developed to project copper, gold and silver recoveries in mining blocks for each pit. Pilot plant campaigns were also completed, primarily to generate concentrate samples for dewatering tests and marketing purposes, and tailings samples for dewatering tests and environmental purposes.

At a grind of 80% passing 150 microns, 50% to 60% of copper sulphides and the majority of gold particles were liberated and recoverable by flotation. The gold particles were fine at nominally 8 to 12 microns and would be unlikely to be recovered by gravity concentration. A primary grind of 80% passing 200 microns was suggested to achieve the same metals recovery. The metallurgical response deteriorated as the grind approached 300 microns.

Mineralization hardness, in terms of Bond Ball Mill Work Index, varied between 13 kWh/t and 21 kWh/t over the various proposed pits. The average hardness in the dominant Central Pit was 16.5 kWh/t, similar to that determined from the 2003 metallurgical testwork.

The hardness, measured as SAG Power Index (SPI), ranged from 20 minutes to 141 minutes across the deposit. The MinnovEX CEET model indicated that any proposed mill circuit would be SAG mill-limiting when treating mineralization with SPI greater than 115 minutes. The “stick” rock was found to be generally harder and more abrasive than the “broken” rock.

The proposed flowsheet design consisted of rougher flotation, regrind of rougher concentrate and three stages of cleaner flotation using a simple reagent scheme that

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utilized PAX as the primary collector and MIBC as the frother. The use of 3418A, a more selective dithiophosphinate collector, instead of PAX, was suggested to produce slightly higher concentrate grade at similar recovery. A guar gum carboxymethyl cellulose reagent was noted to be required to disperse talc-like materials and minimize their adverse impact on flotation responses. Variable amounts and occurrences of these talc-like materials were observed in the drill cores from across the deposit. The talc-like materials were not identified.

The program also confirmed that chalcopyrite and bornite ores from various mineralization zones have similar metallurgical responses.

Models were developed for each deposit to project copper recovery from head grades at constant concentrate grade and to project gold and silver recoveries from copper recovery for use in mining blocks. Using a head grade of 0.7% copper for each deposit, the projected recoveries were as follows:

º	Central deposit – 92% Cu, 76% Au, 71% Ag at 28% Cu concentrate grade
º	Southwest deposit – 88% Cu, 68% Au, 57% Ag at 26% Cu concentrate grade
º	North Junction deposit – 88% Cu, 70% Au, 62% Ag at 28% Cu concentrate grade
º	West Fork deposit – 91% Cu, 70% Au, 68% Ag at 28% Cu concentrate grade

A model was also developed for projecting copper recovery from mineralization containing non-sulphide copper. Copper recovery was expected to be lower and to vary with the proportion of non-sulphide copper content, whereas the gold and silver recoveries were expected to correlate with copper recovery. Using a 0.7% total copper head and assuming 20% of the total copper occurring as a non-sulphide, the model projected recoveries of 71% copper, 55% gold and 51% silver at a 28% Cu concentrate grade. Since gold and silver recoveries largely followed copper recovery, the gold and silver in mineralization with very low copper, and largely occurring within pyrite grains, may not be recovered.

A preliminary flotation model indicated that the concentrate grade might improve at the same recovery if flotation columns were used for final cleaning in place of mechanical cells. Further work was recommended to confirm this option.

The final concentrates had relatively low penalty elements. Fluorine, selenium, lead and zinc concentrations were variable and might have the potential to be of concern.

It was recommended that further work be conducted to address a number of key issues and increase confidence in the projected metallurgical performance of the mineralization from each pit given the variable mineralization, head grades and observed metallurgy. The work should be conducted on fresh drill core samples, in

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particular, to better define and quantify the occurrences and spatial distributions of talc-like minerals and pyrite, non-sulphide copper, the penalty elements and the extent of their impact on metallurgy, and to determine how the recovery of lead and zinc into the concentrate may be minimized.

16.1.5	AMEC 2007

Prior to suspension of the feasibility study update, AMEC recommended that NovaGold undertake further research into the potential use of talc depressants in flotation circuits. Variable amounts and occurrences of these talc-like materials have been observed in the drill cores from certain areas of the deposit. The talc-like mineral species have not been identified. The impact of talc on flotation and potential impact on copper concentrate grade and saleability, copper recovery, and operating costs should be investigated. Sources of talc should be determined and a model constructed so talc may be addressed (if necessary) in the mine plan.

16.1.6	Process Plant

From the metallurgical testwork completed to date, a conceptual process layout for treating mineralization from Galore Creek would be a conventional crush-grind-float plant using conventional unit processes and equipment. A potential simplified flowsheet is included as Figure 16-1.

Additional work required prior to defining the actual process flowsheet and plant layout includes:

	º	effect of long term stockpiling on ore grinding and flotation Cu recovery and grade- optimization of flotation reagent suite, particularly 3418A – and potential impact on operating costs.

16.2	Grace Claims

No metallurgical testwork has been undertaken on any sample from the Grace Claims. As the property is considered not to host economic mineralization, there are also no future plans for testwork.

16.3	Copper Canyon

Preliminary metallurgical testwork was conducted in 2004 by G&T Laboratories, of Kamloops, BC, on two composites from mineralization from diamond drill hole CC04- 0024. Initial results indicate that Copper Canyon mineralized rock may be significantly harder than Galore Creek rock. More testing is required.

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However, as an extensive amount of process and metallurgical testwork has been completed on the Galore Creek project, NovaGold infers that there is reasonable expectation that the gold and copper mineralization at Copper Canyon could be treated through any planned metallurgical route for Galore Creek.

NovaGold has no immediate plans for metallurgical studies for Copper Canyon.

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Figure 16-1: Potential Simplified Flowsheet

Open Pit Mine
Coarse Ore Stockpile
Primary Crusher
Pebble Crushers (2)
SAG Mill Trommel Screen
SAG Mill Vibrating Screen
SAG Mill
Cyclones
Ball Mills (2)
1st Cleaner Scavenger Flotation
1st Cleaner Flotation
Cyclones
Rougher Flotation
Enhanced-Gravity Concentrator
3rd Cleaner Flotation
2nd Cleaner Flotation
Regrind Vertimills (3)
Tailings to Impoundment
Concentrate Thickener
Concentrate Storage
Mainline Pumps
Pipeline
Concentrate Storage
Pressure Filters (3)
Concentrate Loadout
To Port
Emergency Stockpile

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Mineral Resource estimates for the Galore Creek property were prepared by Kevin Francis, Manager of Resources and an employee of NovaGold Resources Inc.

Composites and 3D solid models were constructed utilizing Vulcan™ commercial mine modelling software. Grade estimations for copper, gold and silver were completed utilizing ordinary kriging methods.

A resource model was completed to encompass all mineralized zones. The 25 m by 25 m by 15 m blocks were classified as Measured, Indicated or Inferred Mineral Resources based on the number and distance to data method and confirmed by visual examination of sections and plans. The classified mineral resource is reported according to the CIM Definition Standards – For Mineral Resources and Mineral Reserves (CIM, 2005); resources are reported to a 0.21% CuEQ cut-off value.

There are currently no mineral resources or reserves reported for the Grace Claims.

The Mineral Resource estimates for the Copper Canyon property were prepared by Mr Gary Giroux, an employee of Giroux Consultants Limited

A resource model was completed for Copper Canyon in 2005, using a geological solid model with a superimposed block model, consisting of blocks of 25 m by 25 m by 12 m. Blocks were coded inside or outside the geological model, based on the block centroid. The blocks were classified as Inferred Resources. Resources are stated to be reported to the 2004 CIM Definition Standards.

17.1	Galore Creek Resources

17.1.1	Summary and Conclusions

Copper, gold and silver are the principal product metals for Galore Creek. Metal concentrations are broadly controlled by lithology and vary over the extent of the drilled area. The 2006 drilling campaign was principally focused on four areas of Galore Creek which have had their resource models updated. The 2007 drilling is not included in the resource estimate because it was primarily outside of the present resource and not all assays have been compiled as of the effective date of the Report. The other remaining areas did not require updating and the resources estimated in 2006 (Lechner, 2006) are still current. This Report describes the copper, gold and silver grade estimation in the North Gold Lens, Central Zone, South Gold Lens, Bountiful, and West Fork areas (Table 17-1). The methodology is similar to that used in 2006 (Lechner, 2006). As a result of recommendations by AMEC, Mineral Resources have been redefined for the entire Galore Creek project area.

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Table 17-1: Galore Creek Grade Estimate Basis
Area	Grade Estimate Basis

Bountiful	This Report
Central Zone	This Report
Junction	Lechner (2006)
Middle Creek	Lechner (2006)
North Gold Lens	This Report
North Junction	Lechner (2006)
South Gold Lens	This Report
Southwest Zone	Lechner (2006)
West Fork	This Report

Estimation of copper, gold and silver grade requires deterministic grade shells or lithologic constraints. Copper, gold and silver were modeled using a three-pass ordinary kriging approach with outlier restriction. One-pass nearest neighbour estimation was used for validation purposes. Acid soluble copper grades were estimated with a subset of the assay database using an inverse distance cubed method. Grade shell models were constructed by project geologists at a nominal 0.25 CuEQ cutoff in order to constrain mineralization in West Fork where the relationship between mineralization, structure and lithology has been elusive. In the Central Zone (South Gold Lens, Bountiful, Central Replacement Zone, and North Gold Lens) rock types were grouped based on statistical and genetic criteria into three groups: volcanic, mineralized intrusive, and intrusive.

Validations confirmed the model to be acceptable for resource reporting and mine planning. Copper, gold and silver grades appear to be well-behaved spatially, thus increasing the predictability of the estimation model.

17.1.2	AMEC Review

On November 7, 2007 AMEC issued a memo containing initial audit findings primarily in regard to legacy data. NovaGold responded to each AMEC concern. The AMEC memo and NovaGold response is contained in Appendix B. In summary, NovaGold believes that it has adequately addressed AMEC’s concerns.

17.1.3	Introduction

The resource update model workflow and activities for Cu, Au and Ag grade estimation were:

	º	Exploratory Data Analysis Histograms Grade variography
	º	Modeling:

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5 m down-hole assay compositing Three-pass kriging One-pass nearest neighbour estimation Swath plots Histograms Check for proper change of support correction

17.1.4	Coordinate System

The coordinate system used for resource modeling is truncated UTM. The project coordinates were calculated as follows:

Easting = UTM Easting – 6,300,000 Northing = UTM Northing – 300,000

17.1.5	Topographic Data

The initial digital elevation model (DEM) for the project was generated by Eagle mapping as contracted by Kennecott Minerals in 1991 from government issued aerial photos flown in the 1950’s. The survey control for these photos was based on an historical iron pin located 800 m west of the Central Zone by traditional transit and plumb-bob survey methods and was tied into pre-existing control points in Telegraph Creek and Dease Lake.

In August of 2003, NovaGold contracted Eagle Mapping of Vancouver, B.C. to acquire new aerial photography and to generate a more accurate DEM file for the project. Survey control for the aerial photography was placed as visible crosses by project personnel using an Ashtech DGPS system. The aerial photography was taken at a resolution of two metres using a single frequency DGPS for control. The resulting DEM surface was different in elevation and accuracy from the historically generated topography.

The 2003 version of the topography was higher in elevation than the previous topographic surface. When the historic drill hole collar elevations were compared to the 2003 topographic surface it was seen that the difference in elevation was found to be somewhat random. The average difference between the drill hole collars and the 2003 topographic surface was 24.2 m. To account for this in the 2003 scoping study analysis, the new topographic surface was lowered by the average difference (24.2 m). Drill hole collars were then left either sticking above the topographic surface or “collared” below the surface. Since the construction of three-dimensional geologic shapes for resource modeling had already been initiated, this issue was handled by appropriate coding of the data. Drill hole composites were assigned a zone code based on the location of the composite midpoint located. To insure that the drill hole composite codes matched the

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lithological units in the drill logs, the composites were coded for the bedrock and surface interfaces according to the original surveys.

Before updating the resource model in 2004, the drill holes were registered to the topographic surface and the data were moved back up 24.2 m to the elevation of the original 2003 photo and DEM survey results which are thought to be more accurate. At this point, all of the geologic shapes were reconstructed with the newly registered drill holes and upwardly adjusted topography.

On October 3, 2004 a higher resolution, 1-metre aerial photo set with dual-channel DGPS was flown for Rescan Environmental services by Eagle Mapping for the Galore Creek project. The control point used for the aerial photography was set by Peter Walcott of Walcott and Associates. Walcott, a registered land surveyor, noted that the 2003 in-house surveying had not accounted for a provincial datum correction related to the NAD 83 conversion. The 2004 DEM showed a -15 m difference from the increased accuracy of the control work that generated it.

The modeling and resource estimation for the 2005 Preliminary Economic Assessment did not use the new surface as it was not received from Eagle Mapping until late January 2005, after the estimation process and pit modeling had already begun.

To align the project objectives, insert the correct elevations, and use the best DEM surface, a final elevation adjustment was made to the NovaGold MineSight projects on May 8th, 2005 to lower the 2004 topography by 15 m. Notification to all parties was made and a final datum was distributed to all Feasibility Study participants.

In October of 2005 a registered professional land surveyor, Peter Thomson BCLS CLS, confirmed the accurate locations of the control points used to provide survey control of the DEM and air photos and that no significant differences were found in the XY coordinates; however, a difference of about one-metre was determined in the elevations. No adjustments were made to the digital elevation model or base station control points based on his findings.

Mr. Thomson utilized a dual frequency survey grade Trimble 4700 GPS receiver. Both static observation techniques and RTK (real time kinematic) techniques were employed. Processing of the results was performed using Trimble Geomatics Office software.

The primary control for this confirmatory survey was provided by the Geodetic Survey of Canada station 75C134, which is approximately 7 kilometres south of the Bob Quinn airstrip along Highway 37, which was used as the origin of coordinates and elevations. The primary control was extended into the vicinity of Galore Creek using static observation techniques. This was confirmed by looping the control survey back to Highway 37 by another route, again using static observation techniques. The closure obtained was 0.02 m horizontal and 0.04 m vertical. An additional check was performed

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by processing 8 hours of data on Station 268 with the Precise Point Positioning service of the Geodetic Survey of Canada. Resource estimation models use the 2004 topo lowered by 15 m.

17.1.6	Specific Gravity Assignment

Sample Data

The Galore Creek database contains specific gravity (SG) determinations for a total of 13,678 samples within the resource area. These determinations were made between 1963 and 2006 by a numerous companies (see Section 12). The majority of the determinations were made using the water displacement method (i.e. samples weighed in air and in water). In addition to the “conventional” SG determinations several other methods were used by NovaGold including samples collected from triple-tube core barrels (355) and samples submitted for waxed analysis at Chemex (50) in 2005. In 2006, 4,248 specific gravity determinations were added to the database. Elimination of suspect or erroneous SG determinations reduced the database to a total of 13,485 records as shown in Table 17-2.

Table 17-2: Specific Gravity Determinations by Area

Area	Number	Mean SG
Butte	232	2.63
Central Zone	7,941	2.66
Junction	64	2.67
Middle Creek Zone	420	2.62
North Junction Zone	427	2.65
Southwest Zone	2,013	2.55
West Fork Zone	1,513	2.62
West Rim	42	2.68
Other Areas	833	2.71

Total	13,485	2.64

Block Model SG Assignment

Specific gravity values were updated in the block model by area, mineral zone, and lithology in the re-estimated zones. Table 17-3 and Table 17-4 summarize the SG values that were assigned to the block model.

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Table 17-3: Specific Gravity Assigned by Mineral Zone (Minzone)
		Specific Gravity (g/cm3)
Area	Minzone
		Outside Minzone	Inside Minzone
Junction		2.66	2.67
Middle Creek		2.61	2.62
North Junction		2.65	2.61
Southwest Zone		2.56	2.57
West Fork		2.62	N/A
"	Hangingwall	N/A	2.61
"	Footwall	N/A	2.66
"	Upper Minzone	N/A	2.64
"	Opulent	N/A	4.1

Table 17-4: Specific Gravity Assigned by Lithology Group

Lithologic Unit	SG (g/cm3 )
Volcanic Group	2.68
Mineralized Intrusive Group	2.62
Intrusive Group	2.62

Bulk Density

The SG values that were loaded to the block model were adjusted to account for disaggregation and moisture content to arrive at the final bulk density values. SG values above the broken rock – stick rock surface were reduced by 9.3%. SG values below the broken rock – stick rock were reduced 0.5% to account for moisture content.

17.1.7	Acid Soluble Copper Data

As presently known by limited drill hole sampling, acid soluble copper is irregularly distributed in the near surface environment of Galore Creek. In 2005, a total of 916 acid soluble assays were obtained from 31 drill holes. There have been no additional acid soluble assays. All near surface mineral zones have had samples analyzed for soluble copper except the Junction Zone. Figure 17-1 shows the distribution and location of the 31 drill holes that were analyzed for acid soluble copper relative to the mineral zones.

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There is a very strong correlation between acid soluble copper and depth below the topographic surface. This relation is shown in Table 17-5, which shows that acid soluble copper grades decrease with increasing depth.

Table 17-5: Acid Soluble Copper (%) vs. Depth

Depth (m)	Central Replacement Zone	Middle Creek Zone	North Gold Lens	North Junction	South Gold Lens	Southwest Zone	West Fork Zone

0-15	0.11	0.61	0.19	0.21	0.27	0.22	0.03
15-30	0.03	0.65	0.14	0.10	0.22	0.07	0.05
30-45	0.03	0.45	0.11	0.03	0.11	0.05	0.04
45-60	0.10	0.37	0.05	0.03	0.08	0.05	0.04
60-75	0.06	0.21	-	0.01	0.03	0.02	0.06
75-90	0.02	0.23	-	0.03	0.03	0.47	0.06
90-105	0.01	0.25	-	0.01	0.03	-	0.03
>105	0.04	0.05	-	0.01	-	-	0.03

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Acid soluble copper grades are particularly high in the Middle Creek area. The low acid soluble copper grades in the West Fork area may be related to having been covered by glacial ice until recent times.

Acid Soluble Copper Estimation

Acid soluble copper grades were estimated so that an “available” copper content (i.e. total copper less soluble copper) could be determined. Both total and acid soluble copper grades were estimated using only those drill holes that contained both total and acid soluble analyses. Grades were estimated using inverse distance weighting methods (cubed) using 5-m long assay composites. To preserve the trend of decreasing acid soluble copper grade with depth, the block model and composites were coded into 15 m bins below bedrock, accomplished by repeatedly translating the bedrock surface in 15 m increments. The total and acid soluble copper grade estimates were constrained to blocks where the block and composites were located in the same elevation ranges.

Available copper grades were then calculated using the following equation:

Available Copper = total copper x (acid soluble copper / total copper (paired data)

where ‘total copper’ is the original estimated copper block grade using all available copper data as discussed in Section 17.1.12 and total copper (paired data) is estimated by using only copper grades where acid soluble grades have also been determined.

17.1.8	Evaluation of Extreme Values

Lognormal probability plots of assay grades inside and outside of grade shells, and by rock type in the Central Zone were examined visually. Most populations exhibit a lognormal grade distribution and caps on Cu, Au, and Ag assays were placed where significant deviation occurred. Grade capping levels are summarized in Table 17-6.

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Table 17-6: Assay Capping Thresholds
Area	Grade Shell or Rock Type	Cu (%)	Au g/t	Ag g/t
North Junction	Inside of Grade Shell	7.0	7.0	50
	Outside of Grade Shell	1.2	1.5	9
Junction	Inside of Grade Shell	2.5	0.7	8
	Outside of Grade Shell	0.3	0.2	4
Middle Creek	Inside of Grade Shell	2.5	7.0	20
	Outside of Grade Shell	0.5	1.5	7
	Inside of Grade Shell	5.0	10.0	45
Southwest	Inside of Grade Shell Non-Breccia	3.0	5.0	11
	Outside of Grade Shell	1.8	7.0	30
	Hangingwall Minzone	3.6	6.5	50
	Footwall Minzone	3.6	3.0	50
West Fork	Upper Minzone	3.6	3.0	15
	Opulent	35.0	10.0	150
	Outside of Grade Shell	0.7	2.6	25
	Volcanic	3.0	2.0	35
Bountiful	I4 Rock Type	1.0	none	10
	I5 & I9 Rock Types	1.0	0.5	10
	I11 Rock Type	0.5	none	10
	Volcanic	3.0	0.8	20
	I4 Rock Type	2.5	3.0	30
South Gold Lens	I8 Rock Type	0.7	0.7	10
	I5 & I9 Rock Types	none	none	none
	I11 Rock Type	1.0	0.7	7
	Volcanic	5.0	3.0	40
	I4 Rock Type	2.0	0.4	30
Central Replacement	I5 & I9 Rock Types	4.0	2.0	20
	I10 Rock Type	2.5	0.9	17
	I11 Rock Type	2.0	1.0	25
	D2 & D3 Rock Types	1.8	1.0	13
	Volcanic	3.5	5.0	30
	I4 Rock Type	0.6	0.1	none
North Gold Lens	I5 & I9 Rock Types	2.0	2.0	15
	I10 Rock Type	0.3	0.1	2
	I11 Rock Type	2.0	1.0	15
	D2 & D3 Rock Types	2.0	0.8	15
North Au-Bornite Domain	Volcanic	5.0	15.0	40
	I5 & I9 Rock Types	2.5	4.0	15
	I10 Rock Type	1.0	7.0	15

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Area	Grade Shell or Rock Type	Cu (%)	Au g/t	Ag g/t
	I11 Rock Type	2.0	10.0	12
	D2 & D3 Rock Types	none	none	none
	Volcanic	7.0	3.0	35
	I4 Rock Type	3.0	3.0	25
South Au-Bornite Domain	I5 & I9 Rock Types	3.0	3.0	50
	I8 Rock Type	4.0	5.0	30
	I11 Rock Type	3.0	2.5	18

The capping thresholds for copper, gold and silver are reasonable and have helped to minimize local over-estimation of block grades.

17.1.9	Composite Sample Grade Exploratory Data Analysis

Composite samples were generated down hole in nominal 5 m lengths, generating 40,001 copper composite samples within the resource estimation areas. The fewer gold and silver composite samples result from not every historic rock sample having each metal assayed. Assay grades were capped as specified in Section 17.1.8 prior to compositing. Composites were not broken at geologic or grade shell boundaries. This is reasonable given the broad nature of mineralization and the proposed large-scale open-pit mining operation. Each composite was tagged with the majority rock type of the geological triangulated solid or grade shell. The composite file was inspected to ensure proper capping and composite calculation

Description of Composite Fields

Two composite files were used for grade estimation: galofin.cmp.isis was used to estimate all areas outside of the Central Areas and galofin.skm.isis was used in the Central Areas. Principal composite fields are listed in Table 17-7. Rock type codes and abbreviations used in modeling are listed in Table 17-8 and Table 17-14. Estimation areas are illustrated in Figure 17-2, for completeness West Rim and Butte are shown but no resources are included from these early-stage exploration targets.

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Table 17-7: Principal Composite Fields used for Modeling
Field Name	Description
MIDX	Mid-point point Easting
MIDY	Mid-point point Northing
MIDZ.	Mid-point point elevation
CUCAP	Copper grade
AUCAP	Gold grade
AGCAP	Silver grade
MINZON	Grade shell flag
MZ2	Geologic attribute flag
Rock Group code used in Central
MZ3	areas (galofin.skm.isis only)

Table 17-8: Area Codes and Abbreviations Used in Modeling

Field Name	Abbreviation	Composite and Block Code
Bountiful	BOUN	14
Central Replacement	CRZ	12
Junction	JUNC	40
Middle Creek	MC	60
North Gold Lens	NGL	11
North Junction	NJ	50
South Gold Lens	SGL	13
Southwest Zone	SWZ	20
West Fork	WF	30

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Histograms and Probability Plots

A series of histograms and probability plots were generated using 5-metre copper, gold and silver composites to characterize the grade distribution of each grade shell and rock type. General histogram and probability plots, regrouped Central Zone rock types, and grade shells are shown in Figure 17-3 to Figure 17-5.

Table 17-9 to Table 17-11 summarize average copper, gold, and silver composite grades and coefficients of variation (CV) calculated for each rock group and grade shell.

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Figure 17-3: Histogram and Probability Plot for All Capped 5m Cu Composites

Copper Capped 5m Composites (2007)
Frequency (Percent)
Cu%
N 40001
m 0.290
σ² 0.317
σ/m 1.942
min 0.000
q0.25 0.030
q0.50 0.088
q0.75 0.298
max 32.758
Class width = 0.050
The last class contains
all values ≥ 2.450

Copper Capped 5m Composites (2007)
Cumulative Probability (percent)

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Figure 17-4: Histogram and Probability Plot for All Capped 5m Au Composites

Au Capped 5m Composites (2007)

Frequency (Percent)
Au g/t
0
5
10
15
20
25
30
35
40
45
0.000
0.500
1.000
1.500
2.000
N 39315
m 0.195
σ^2 0.246
σ/m 2.546
min 0.001
$q_{0.25}$ 0.023
$q_{0.50}$ 0.058
$q_{0.75}$ 0.170
max 10.538
Class width = 0.040
The last class contains
all values ≥ 1.960

Au Capped 5m Composites (2007)

Au g/t
100
10
1.0
0.10
0.010
0.0010
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

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Figure 17-5: Histogram and Probability Plot for All Capped 5m Ag Composites

Ag Capped 5m Composites (2007)
Frequency (Percent)
Ag g/t
N 36137
m 2.703
σ2 19.821
σ/m 1.647
min 0.000
q0.25 0.280
q0.50 0.960
q0.75 3.160
max 146.988
Class width = 0.400
The last class contains
all values ≥ 19.600

Ag Capped 5m Composites (2007)
Cumulative Probability (percent)

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Table 17-9: 5m Cu Composite Grades by Area
Area	Grade Shell or Rock Group	No of Composites	Mean Cu (%)	CV
West Fork	Hangingwall Grade Shell	974	0.35	1.21
	Footwall Grade Shell	355	0.39	1.20
	Upper Grade Shell	356	0.26	1.39
	Opulent Grade Shell	38	5.19	1.40
	Outside of Grade Shell	2,323	0.04	1.44
South Gold Lens	Volcanic Group	1,688	0.57	1.44
	Mineralized Intrusive Group	1,623	0.31	1.67
	Intrusive Group	959	0.23	1.94
Central Replacement Zone	Volcanic Group	4,665	0.48	1.36
	Mineralized Intrusive Group	190	0.59	1.00
	Intrusive Group	2,677	0.15	2.26
North Gold Lens	Volcanic Group	6,940	0.39	1.26
	Mineralized Intrusive Group	7	0.51	0.24
	Intrusive Group	2,268	0.19	1.72
Bountiful	Volcanic Group	2,564	0.26	1.52
	Mineralized Intrusive Group	531	0.10	1.03
	Intrusive Group	420	0.09	1.82

Table 17-10: 5m Au Composite Grades by Area

Area	Grade Shell or Rock Group	No of Composites	Mean Au (g/t)	CV
West Fork	Hangingwall Grade Shell	974	0.24	1.47
	Footwall Grade Shell	355	0.24	1.19
	Upper Grade Shell	356	0.29	1.14
	Opulent Grade Shell	38	1.67	1.04
	Outside of Grade Shell	2,325	0.07	2.05
South Gold Lens	Volcanic Group	1,669	0.22	1.71
	Mineralized Intrusive Group	1,616	0.15	2.14
	Intrusive Group	945	0.17	1.85
Central Replacement Zone	Volcanic Group	4,471	0.14	1.69
	Mineralized Intrusive Group	183	0.10	0.87
	Intrusive Group	2,650	0.06	2.02
North Gold Lens	Volcanic Group	6,797	0.29	2.41
	Mineralized Intrusive Group	4	0.07	0.39
	Intrusive Group	2,261	0.17	3.25
Bountiful	Volcanic Group	2,564	0.09	1.67
	Mineralized Intrusive Group	531	0.05	1.20
	Intrusive Group	420	0.05	1.45

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Table 17-11: 5m Ag Composite Grades by Area
Area	Grade Shell or Rock Group	No of Composites	Mean Ag (g/t)	CV
West Fork	Hangingwall Grade Shell	974	3.0	1.55
	Footwall Grade Shell	355	3.2	1.53
	Upper Grade Shell	356	2.1	0.96
	Opulent Grade Shell	38	23.2	1.76
	Outside of Grade Shell	2,325	0.7	1.76
South Gold Lens	Volcanic Group	1,419	5.1	1.21
	Mineralized Intrusive Group	1,472	2.9	1.52
	Intrusive Group	838	2.3	1.64
Central Replacement Zone	Volcanic Group	3,885	5.1	1.06
	Mineralized Intrusive Group	141	7.3	0.81
	Intrusive Group	2,366	1.9	1.84
North Gold Lens	Volcanic Group	5,658	3.7	1.14
	Mineralized Intrusive Group	4	6.0	0.05
	Intrusive Group	2,017	1.9	1.55
Bountiful	Volcanic Group	2,516	2.8	1.29
	Mineralized Intrusive Group	527	1.0	1.00
	Intrusive Group	407	1.1	1.48

17.1.10	Grade Variography

The copper, gold, and silver 5 m composite grade variograms were computed with SAGE2001 constrained by grade shell or rock type group, using the correlogram method.

Down-hole and experimental variograms (in 37 directions) were computed and variogram modeling was completed with SAGE2001. The nugget effect was measured using down- hole variograms and manually set in the directional variogram models. Two spherical structures were automatically fitted in SAGE2001: the structure sills C1 and C2, and their ranges. If necessary, revisions were made to these based on geological inference. Vulcan® rotation conventions were specified. Resulting variograms are summarized in Appendix C.

17.1.11	Block Model Setup

Block dimensions are 25 m x 25 m in plan and 15 m vertically. The model extends a total of 6,000 m in both the north-south and east-west directions and a total of 1,905 m in the vertical direction. Block model fields are listed in Table 17-12.

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Table 17-12: Principal Block Model Fields
Field Name	Description
CU	Weight-averaged calculation of Cu grade in bedrock portion
AU	Weight-averaged calculation of Au grade in bedrock portion
AG	Weight-averaged calculation of Ag grade in bedrock portion
CU1	Kriged estimate of Cu grade in volcanic rock group and in grade shells
CU2	kriged estimate of Cu grade in mineralized intrusive rock group and SWZ low grade shell
CU3	Kriged estimate of Cu grade in intrusive rock group
AU1	Kriged estimate of Au grade in volcanic rock group and in grade shells
AU2	Kriged estimate of Au grade in mineralized intrusive rock group and SWZ low grade shell
AU3	Kriged estimate of Au grade in intrusive rock group
AG1	Kriged estimate of Ag grade in volcanic rock group and in grade shells
AG2	Kriged estimate of Ag grade in mineralized intrusive rock group and SWZ low grade shell
AG3	Kriged estimate of Ag grade in intrusive rock group
CU1_NN	Nearest neighbor estimate of Cu in volcanic rocktype and SWZ low grade shell
CU2_NN	Nearest neighbor estimate of Cu in mineralized intrusive rocktype
CU3_NN	Nearest neighbor estimate of Cu in intrusive rocktype
AU1_NN	Nearest neighbor estimate of Au in volcanic rocktype and SWZ low grade shell
AU2_NN	Nearest neighbor estimate of Au in mineralized intrusive rocktype
AU3_NN	Nearest neighbor estimate of Au in intrusive rocktype
AG1_NN	Nearest neighbor estimate of Ag in volcanic rocktype and SWZ low grade shell
AG2_NN	Nearest neighbor estimate of Ag in mineralized intrusive rocktype
AG3_NN	Nearest neighbor estimate of Ag in intrusive rocktype
CU1_NN	Nearest neighbor estimate of Cu in volcanic rocktype and SWZ low grade shell
CU2_NN	Nearest neighbor estimate of Cu in mineralized intrusive rocktype
CU3_NN	Nearest neighbor estimate of Cu in intrusive rocktype
CUOUT	Nearest neighbor estimate of Cu outside of grade shell
AUOUT	Nearest neighbor estimate of Au outside of grade shell
AGOUT	Nearest neighbor estimate of Ag outside of grade shell
SOLCU	Inverse distance cubed acid soluble copper - near surface environment
CUPCT_SOL	Inverse distance cubed total copper - near surface environment
SOL_RATIO	Copper solubility ratio - SOLCU/CUPCT_SOL
VFLAG, DFLAG, IFLAG	Estimation pass flags
AREA	Estimation Area Code
JUNC1	Proportion of block within Junction grade shell (sj1_minshell.00t)
JUNCOUT	Proportion of block outside of Junction grade shell
MC1	Proportion of block within Middle Creek grade shell (mc_mz1.00t)
MC2	Proportion of block within Middle Creek grade shell (mc_mz2cut.00t)
MCOUT	Proportion of block outside of Junction grade shell
NJ1	Proportion of block within North Junction grade shell (sj1_minshell.00t)
NJOUT	Proportion of block outside of North Junction grade shell
SWZ1	Proportion of block within Southwest Zone grade shell (swz_minshell.00t)
SWZ2	Proportion of block within Southwest Zone low grade shell
(sw_subore_trrimmed.00t)

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Field Name	Description
SWZOUT	Proportion of block outside of Southwest Zone grade shell
WF1	Proportion of block within West Fork grade shell (wf_minshell.00t)
OP1	Proportion of block within Opulent and Upper Opulent grade shell
(wf_opulent.00t and wf_upr_opulent.00t)
WFOUT	Proportion of block outside of West Fork and Opulent grade shells
VOLPCT	Proportion of block within the volcanic rock group
DILPCT	Proportion of block within the mineralized intrusive rock group
INTPCT	Proportion of block within the intrusive rock group
DIST (1 to 3)	Distance to the nearest composite used by kriging stored by kriging pass
NCOMP (1 to 3)	Number of composites used by kriging, stored by kriging pass
NHOLE (1 to 3)	Number of drillholes used by kriging, stored by kriging pass
TOPO	Proportion of block below topographic surface
BEDROCK	Proportion of block below overburden
CLASS	Resource classification 1=measured, 2=indicated, 3=inferred
STICKROCK	Proportion of block below broken rock/stick rock surface
CU_BLK	Fully diluted block Cu estimated grade
AU_BLK	Fully diluted block Au estimated grade
AG_BLK	Fully diluted block Ag estimated grade
SGDRY	Bulk density for bedrock proportion of partial block
SG_ADJUSTED	Bulk density for whole block adjusted for topography proportion
SG_BEDRK	Bulk density for whole block adjusted for bedrock surface
SG	Block bulk density unadjusted by topography proportion

17.1.12	Grade Estimation Plan

Three estimation methods were used during the interpolation process:

	º	Ordinary kriging
	º	Nearest neighbour
	º	Inverse distance to a power

Estimates were constrained by grade shell in West Fork or, in the Central Area, by rock group. Estimation of soluble copper (as described in Section 17.1.7) was constrained by depth below bedrock. Hard contacts were used to constrain the use of composite samples to their respective shell or rock group. Blocks with multiple estimation domains (e.g. blocks straddling lithologic or grade shell contacts) contain the estimated grade for each proportion stored in individual block variables.

The minimum and maximum number of composites used in block interpolation and the maximum number of selected composites per drill hole is unchanged from Pass 1 to 3. Kriging plans are detailed in Appendix D and a summary is provided in Table 17-13.

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The nearest neighbour interpolation was completed using the capped composites using the 15 m composite samples.

Search ellipsoid ranges were determined using the following methodology:

º	Pass 1: Ranges selected after inspection of variograms and sample spacing.
º	Pass 2: Ranges from Pass 1 are extended by 50%.
º	Pass 3: 100% increase in search distances from pass 2.

Details on the capping policy applied for each grade shell and rock type are summarized in Table 17-6.

In the South and North Gold Lens, Bountiful, and Central Replacement areas, the geologic model was regrouped for grade estimation by grouping genetically and statistically similar rock types into three lithology groups: volcanic, mineralized intrusive, and intrusive material as shown in Table 17-14. Mineralization is predominantly hosted by the volcanic group (V1, V2 and V3). Two intrusive units (I4 and I8) may be mineralized when they crosscut volcanic rocks as relatively narrow dykes and sills. Intrusive units primarily contain weak, discontinuous mineralization. The remaining intrusives within the extent of drilling are post mineral. Each model block contains the proportion of volcanic, mineralized intrusive and intrusive groups in the block. The block model was constructed to accept up to three grades per block: volcanic, mineralized intrusive, and intrusive.

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Table 17-13: Summary of Kriging Search Parameters
				Estimation Domain
		West	West	West	Opulent	CRZ	North	South	Bountiful
Estimation Run		Fork	Fork	Fork			Gold	Gold
		Hanging	Footwall	Upper			Lens	Lens
		wall		Zone
	Range X (m)	75	75	75	75	75	75	75	75
	Range Y (m)	75	75	75	75	75	75	75	75
Pass	Range Z (m)	20	20	20	20	30	30	30	30
1	1st Rot (deg)	101	60	-4	-4	30	33	33	30
	2nd Rot (deg)	0	0	0	0	0	0	0	0
	3rd Rot (deg)	34	50	41	41	30	40	60	30

	Range X (m)	120	120	120	120	120	120	120	120
	Range Y (m)	120	120	120	120	120	120	120	120
Pass	Range Z (m)	30	30	30	30	45	45	45	45
2	1st Rot (deg)	101	60	-4	-4	30	33	33	30
	2nd Rot (deg)	0	0	0	0	0	0	0	0
	3rd Rot (deg)	34	50	41	41	30	40	60	30

	Range X (m)	240	240	240	240	240	240	240	240
	Range Y (m)	240	240	240	240	240	240	240	240
Pass	Range Z (m)	60	60	60	60	60	60	60	60
3	1st Rot (deg)	101	60	-4	-4	30	33	33	30
	2nd Rot (deg)	0	0	0	0	0	0	0	0
	3rd Rot (deg)	34	50	41	41	30	40	60	30

Table 17-14: Central Area Rock Groups

Rock Type
Rock Group	Assignment	Composite Codes
Volcanic	V1, V2, V3	210, 220, 230
Mineralized Intrusive	I4, I8	362, 340
Post Mineral Intrusive	D2, D3, I5, I9, I10, I11	500, 350, 380, 372

The East fault which bisects the North Gold Lens, Central Replacement Zone and Bountiful was treated as a hard boundary. It is a northerly-trending, 50 degree west dipping structure. No significant displacement has been observed in drilling; however, contact analysis indicates a weak discontinuity in grade at the hangingwall / footwall contact.

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17.1.13	Ordinary Kriging

Kriging was completed using Vulcan™ estimation batch files galoboun_alt.bef, galocrz_alt.bef, galongl_alt.bef, galosgl_alt.bef, and galowf.bef. Composites of nominal 5 metre length were used in the interpolation.

Variogram parameters are grade shell or rock group specific and are described in the kriging plan in Appendix D. During kriging, blocks were selected based on their grade shell or rock group domain. Copper, gold and silver estimates within grade shells or rock groups were stored in the block model CU1, CU2 and CU3, AU1, AU2 and AU3, and AG1, AG2 and AG3 depending upon the grade shell or rock group being estimated. CUOUT, AUOUT and AGOUT contain grade estimates for blocks outside of grade shells. Other kriging variables were also stored in each block during interpolation:

	º	Average distance to composites in DIST1, DIST2, and DIST3
	º	Number of composites used in NCOMP1, NCOMP2, AND NCOMP3
	º	Number of drill holes used in NHOLE1, NHOLE2, AND NHOLE3

17.1.14	Nearest Neighbour Estimation

Nearest neighbour estimation used 15 m composites to match the block height. Block selection and block model-composite matching were the same as implemented for ordinary kriging described in Section 17.1.13. Estimation was performed in one pass using kriging Pass 3 search parameters.

17.1.15	Inverse Distance to a Power Estimation

In 2006, total and acid soluble copper grades were estimated by inverse distance cubed weighting methods to calculate the copper solubility ratio. The copper solubility ratio was used to calculate the available copper content as described in Section 17.1.7. Blocks and composites were matched relative to depth below the bedrock interface using an isotropic search of 150 m.

During the 2006 drilling campaign, no additional acid soluble copper grades were assayed therefore; no change was made to the acid soluble copper grade estimates from the 2006 resource model.

17.1.16	Calculation of Whole Block Grades

The kriged and nearest neighbour grades were estimated for up to three proportions individually. The three copper, gold and silver grade estimates per block were combined, weighted by density and rock type proportion.

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17.1.17	Block Model Visual Inspection

Visual inspection confirmed that the block model honours the drill hole data. Screen- capture plots in Figure 17-6, Figure 17-7 and Figure 17-8 present a representative bench of the copper, gold and silver resource models.

17.1.18	Review of Kriging Run Files

All run files associated with resource estimation were examined to ensure that the kriging plan had been accurately executed. An error was found in the copper estimation of the Bountiful volcanic domain. The variogram correlation distances have been transposed. The implication is slightly different kriging weights were applied to composite samples than should have been used. The error is not believed to be material and will be corrected in the next resource estimation update.

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17.1.19	Model Validation

Validation was performed on blocks constrained by grade shells or rock group and estimated in passes 1 and 2. This encompasses the section of the deposit which contains the highest concentration of drill holes and is an important dataset on which to perform validation.

Swath Plots

Swath plots comparing kriged copper, gold, and silver and nearest neighbour estimates were plotted in East-West, North-South and Vertical directions. They are presented in Appendix E, and examples are found in Figure 17-9 and Figure 17-10. Variables agree well in general, and no major spatial bias was observed. Differences do occur between the raw composites and the nearest neighbour and kriged grade estimates. The composites are not declustered or constrained by outlier restrictions, and differences between them, the kriged and nearest neighbour estimates are not unreasonable.

Comparison of Composites and Estimated Grades

Histograms of the validation set of blocks and composites were plotted for copper, gold, and silver. They are presented in Appendix F. Table 17-15 and Table 17-16 compare the validation set of block model grades with the 15 m long composite grades. The estimated grades compare reasonably well with the nearest neighbour model, indicating the process did not introduce bias.

As expected the estimated grades produce distributions that are smoother than the nearest neighbour model. The amount of smoothing has been adjusted to match the selective mining unit (SMU) and produce a model that is appropriate for mine planning.

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Figure 17-9: Cu Swath Plots

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Figure 17-10: Au Swath Plots

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Table 17-15: Comparison of Copper Composites and Block Model Grade Estimates
										% Difference
Mineral Zone or	Rock Group or	Number of						Nearest Neighbor		Krige and NN
Area	Grade Shell	Block Pairs	15 m Composites			Kriged Model		Model		Grade
				Average		Average		Average
			No.	Cu (%)	CV	Cu (%)	CV	Cu (%)	CV	(Krige-NN)/NN
Bountiful	Volcanic	13,816	839	0.26	1.40	0.29	1.01	0.29	1.33	0
	Mineralized	3,240	184	0.10	0.87	0.15	0.99	0.15	1.42	0
	Intrusive
	Intrusive	574	124	0.09	1.80	0.07	0.95	0.08	1.14	-13
Central
Replacement	Volcanic	15,525	1,589	0.46	1.24	0.34	1.09	0.33	1.26	3
Zone
	Intrusive	5,505	919	0.17	2.00	0.12	1.52	0.12	2.24	0
North Gold Lens	Volcanic	21,694	2,410	0.39	1.15	0.31	1.00	0.31	1.26	0
	Intrusive	4,138	714	0.20	1.50	0.11	1.31	0.12	1.68	-8
South Gold Lens	Volcanic	3,343	586	0.56	1.35	0.38	1.32	0.37	1.62	3
	Mineralized
	Intrusive	5,225	548	0.32	1.55	0.17	1.60	0.17	1.97	0
	Intrusive	2,382	318	0.22	1.80	0.17	1.60	0.17	1.98	0
West Fork	Hangingwall	1,772	329	0.35	1.04	0.35	0.60	0.34	1.00	3
	Footwall	386	119	0.38	1.03	0.46	0.77	0.46	0.97	0
	Upper	214	122	0.28	1.43	0.27	0.76	0.27	1.37	0
	Opulent	73	13	4.45	1.27	2.33	0.94	2.26	1.40	3

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Table 17-16: Comparison of Gold Composites and Block Model Grade Estimates
										% Difference
Mineral Zone	Rock Group or	Number of						Nearest Neighbor		Krige and NN
Area	Grade Shell	Block Pairs	15 m Composites			Kriged Model		Model		Grade
				Average		Average		Average
			No.	Au (g/t)	CV	Au (g/t)	CV	Au (g/t)	CV	(Krige-NN)/NN
Bountiful	Volcanic	13,816	839	0.09	1.48	0.10	1.05	0.10	1.40	0
	Mineralized
	Intrusive	3,240	184	0.05	0.88	0.07	0.88	0.07	1.28	0
	Intrusive	574	124	0.05	1.29	0.04	0.85	0.05	1.24	-20
Central
Replacement	Volcanic	15,478	1,523	0.13	1.56	0.10	1.14	0.10	1.48	0
Zone
	Intrusive	5,503	911	0.07	1.71	0.05	1.01	0.05	1.76	0
North Gold Lens	Volcanic	21,531	2,366	0.29	2.14	0.23	1.66	0.23	2.21	0
	Intrusive	4,134	714	0.18	2.80	0.11	2.42	0.12	3.35	-8
South Gold Lens	Volcanic	3,337	583	0.22	1.53	0.16	1.31	0.16	1.64	0
	Mineralized
	Intrusive	5,227	547	0.15	1.86	0.09	1.24	0.09	1.67	0
	Intrusive	2,381	316	0.16	1.72	0.15	1.20	0.15	1.89	0
West Fork	Hangingwall	1,772	329	0.23	1.12	0.25	0.71	0.23	1.20	7
	Footwall	386	119	0.23	0.94	0.25	0.65	0.26	0.96	-4
	Upper	214	122	0.31	1.05	0.28	0.60	0.31	1.28	-10
	Opulent	68	13	1.31	0.96	1.20	0.32	1.07	0.86	12

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As expected, the variance and CV of kriged model is much lower than the 15 m composites. Note that as a result of composite sample clustering the nearest neighbour averages do not precisely match the clustered 15 m composite sample averages.

For the validation set, the average estimated grades compare well with the average nearest neighbour grades, except in domains with small numbers of blocks such as the opulent zone or low grade domains such as intrusive domains. The relatively small tonnage associated with the opulent zone minimizes the impact of the bias. As for intrusive rock groups, their very low grade well below the proposed cutoff makes the bias immaterial. Otherwise, the mean grades for the kriged estimates are comparable with the nearest neighbour model and are reasonable.

The CV for the kriged estimates is significantly lower than the CV for the 15 m composites or nearest neighbour models. This is expected given the grade estimation method (ordinary kriging) and the amount of change-of-support reduction has been found to be appropriate for the proposed SMU size (see following section).

Change of Support Checks

An independent check on the smoothing in the estimates was made using the Discrete Gaussian or Hermitian polynomial change-of-support method (Herco) described by Journel and Huijbregts (1978). The distribution of hypothetical block grades derived by this method is compared to the estimated model grade distribution by means of grade- tonnage curves. The grade-tonnage curves allow comparison of the histograms of the two grade distributions in a format familiar to mining. If the estimation procedure has adequately predicted grades for the selected block size, then the grade-tonnage curves should match fairly closely. If the curves diverge significantly, then there is a problem with the estimated resource. The grade-tonnage predictions produced for the model show that grade and tonnage estimates are validated by the change-of-support calculations.

Block Dispersion Variance (BDV) is required to perform Herco validation and was calculated for interpolation groups, such as:

º	Grade shells by area
º	Volcanic and intrusive rock groups in the Central areas

BDV using a unit sill variogram model was calculated after modeling 3D variograms for each interpolation group. The selective mining unit (SMU) size used was 25 m by 25 m by 15 m.

Resulting BDVs and CVs are tabulated in Table 17-17 and Table 17-18.

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Table 17-17: Copper - Block Dispersion Variances
Area	Domain or Rocktype	Block Dispersion Variance	CV 15m Composites

Bountiful	Volcanic	0.6957	1.33
	Intrusive	0.7082	1.14
Central Replacement Zone	Volcanic	0.7266	1.26
	Intrusive	0.5152	2.24
North Gold Lens	Volcanic	0.7266	1.26
	Intrusive	0.5750	1.68
South Gold Lens	Volcanic	0.6611	1.62
	Intrusive	0.6454	1.98
West Fork	Mineral Zones	0.3816	1.16

Table 17-18: Gold - Block Dispersion Variances

Area	Domain or Rocktype	Block Dispersion Variance	CV 15m Composites

Bountiful	Volcanic	0.6293	1.40
	Intrusive	0.4260	1.24
Central Replacement Zone	Volcanic	0.6266	1.48
	Intrusive	0.2877	1.76
North Gold Lens	Volcanic	0.6384	2.21
	Intrusive	0.5035	3.35
South Gold Lens	Volcanic	0.5457	1.64
	Intrusive	0.4262	1.89
West Fork	Mineral Zones	0.1469	1.16

Herco validation was performed for blocks that were estimated by passes one and two for both copper and gold. An SMU block size of 25 m x 25 m x 15 m reflects the selectivity of the proposed open pit mine milling 71,500 t/d. Resulting grade-tonnage and grade-above-cutoff curves (Herco adjusted and kriged) are presented in Appendix G. A representative grade-tonnage graph is in Figure 17-11 and Figure 17-12.

In general, the Herco-adjusted grade-proportion curves fit the kriged grade-proportion curves reasonably well, indicating the appropriate amount of smoothing has been achieved via kriging.

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Figure 17-11: Change of Support Copper Grade-Tonnage Curves – Central Replacement Zone

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Figure 17-12: Change of Support Gold Grade-Tonnage Curves – Central Replacement Zone

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17.1.20	Resource Classification

The Galore Creek Mineral Resource has been classified using logic consistent with the 2005 CIM Standard Definitions as dictated by National Instrument 43-101. Mineral Resource classification is based on various block model parameters together with the demonstrated confidence in the assayed values with a well-functioning QA/QC program. The estimated Galore Creek resources have been classified into Measured, Indicated and Inferred Resources categories and are summarized in Table 17-23.

In general, the limit of the Mineral Resources is based on the following criteria: blocks within specified distances of an assay composite, a minimum of two drill holes are required to estimate the copper grade and Mineral Resources are constrained within a conceptual pit constructed for NovaGold by Moose Mountain Technical Services using metal prices of $1.55/lb copper, $650/oz gold and $11/oz silver. These metal prices have been agreed to by NovaGold and Teck Cominco solely for the reporting of Mineral Resources. Additionally, Measured or Indicated Resources must be within a grade shell or lithology group. Composite spacing criteria were determined using an evaluation of estimation variances for large blocks. The method gives an estimate of global confidence, or confidence over large areas. Typically the block size is chosen to represent a month’s production, in this case 168 m x 168 m x 15 m based on a 71,500 t/d milling rate. This area has been divided into two equal sized areas to represent two independent production areas mining mill feed at any one time.

The criteria for classification are based on relative confidence of the grade estimate as follows:

	º	+/- 15% of estimated grade with 90% confidence for one quarter of production (3 months) Measured Mineral Resources

	º	+/- 15% of estimated with 90% confidence for one year of production (12 months) Indicated Mineral Resources

Confidence limits on an annual and quarterly basis were calculated for copper and gold grades and used as a guide for resource classification. Distances for gold tend to require closer spaced composite spacing than copper which is related to the shorter variogram correlation ranges and higher nugget effect exhibited by gold. Copper grade is the primary criteria for ore/waste selection and constitutes the major saleable product, and it is reasonable to set classification criteria on the basis of copper grades.

Measured Resource Criteria

The criteria for defining Galore Creek Measured Resources was that the block is within 40 m horizontally and 40 m vertically of a composite sample. Furthermore, the block

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had to have been estimated by a minimum of three SpectrumGold/NovaGold drill holes within the distances specified in Table 17-19 and the block had to be constrained within a grade shell or lithology group. NovaGold accepted an AMEC recommendation to exclude legacy (pre-NI 43-101) drilling from defining Measured Resources.

Table 17-19: Drill Hole Spacing Based on Confidence Limits – Measured Mineral Resource

Drill Hole Spacing for ± 15%
Resource Area	Estimation Group	Annual Confidence Limit (metres)
		Cu	Au

Bountiful	Volcanic	65	60 m
	Intrusive	80	<35 m
Central Replacement Zone	Volcanic	70	<35 m
	Intrusive	No measured	-
Junction	Grade Shell	70	<35 m
Middle Creek	Grade Shell	No measured	-
North Gold Lens	Volcanic	70	<35 m
	Intrusive	No measured	-
North Junction	Grade Shell	No measured	-
South Gold Lens	Volcanic	No measured	-
	Intrusive	No measured	-
Southwest	Grade Shell	No measured	-
Southwest LG	Grade Shell	No measured	-
West Fork	Grade Shell	No measured	-

Indicated Resource Criteria

The criteria for defining Indicated Resources was that the block was within 80 metres horizontally and 55 metres vertically of a composite sample and that a second drill hole had to be within the distance as specified in Table 17-20. Confidence limits were determined and classification designation assigned by grade shell and lithology group. Only those areas estimated in this update (SGL, CRZ, NGL, Bountiful and West Fork) were eligible for changes in classification.

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Table 17-20: Drill Hole Spacing Based on Confidence Limits – Indicated Mineral Resource
		Drill Hole Spacing for ± 15%
Resource Area	Estimation Group	Annual Confidence Limit (metres)
		Cu	Au

Bountiful	Volcanic	150	140
	Intrusive	160	70
Central Replacement Zone	Volcanic	130	90
	Intrusive	< 35 m	< 35 m
Junction	Grade Shell	150	150
Middle Creek	Grade Shell	100	< 35 m
North Gold Lens	Volcanic	140	70
	Intrusive	90	< 35 m
North Junction	Grade Shell	125	< 35 m
South Gold Lens	Volcanic	90	80
	Intrusive	90	63
Southwest	Grade Shell	125	64
Southwest LG	Grade Shell	150	< 35 m
West Fork	Grade Shell	150	160

That portion of the Galore Creek deposit designated in this manner as the Measured and Indicated Mineral Resource has been estimated with a “level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit” (NI 43-101).

Inferred Resource Criteria

That portion of the Galore Creek deposit for which an estimate has been made but is not part of the Measured and Indicated Mineral Resource has been classified as the Inferred Mineral Resource. This portion is based on more limited drill information, and will require additional drilling to support detailed mine planning and evaluation.

17.1.21	Galore Creek Mineral Resources

Measured, Indicated, and Inferred Mineral Resources constrained within a conceptual pit shell were tabulated for the Galore Creek project. Metals prices of US$1.55/lb of copper, US$650/oz of gold, and US$11/oz of silver were used to generate the conceptual pit shell. These metal prices have been agreed to by NovaGold, Teck Cominco, and AMEC solely for the reporting of Mineral Resources. Mining costs, processing costs, metal recoveries, and pit slope angles confirmed during the AMEC project review were used to generate the conceptual pit.

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Based on the resource model with an effective date of January 25, 2008, the Galore Creek deposit contains 785.7 million tonnes of Measured and Indicated Mineral Resources at a 0.21% copper equivalent cut-off grade grading 0.52% copper, 0.37 g/t gold, and 4.4 g/t silver (Table 17-20). Inferred Mineral Resources summarized in Table 17-21 are 357.7 million tonnes at a 0.21% copper equivalent cut-off grade grading 0.36% copper, 0.18 g/t gold, and 3.7 g/t silver.

The Galore Creek Measured and Indicated Mineral Resources within the conceptual pit are summarized in Table 17-20 at a series of CuEQ cutoff grades. A reasonable cutoff grade considering mining and processing costs is equivalent to a 0.21% copper equivalent cutoff grade. The Inferred Mineral Resources within the conceptual pit are summarized in Table 17-22 using a 0.21% CuEQ cutoff grade.

The copper equivalent grade was calculated as follows:

CuEQ = Recoverable Revenue / 2204.62 * 100 / 1.55 / Cu Recovery / 100

Where:

CuEQ = Copper equivalent grade

Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively

Cu Recovery = Recovery for copper determined by mineral zone and total copper grade

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Table 17-21: Summary of Galore Creek Measured and Indicated Mineral Resources Effective Date January 25, 2008(1)

	Measured					Indicated					Measured + Indicated
Cutoff	Tonnes	Cu	Au	Ag	CuEQ(2)	Tonnes	Cu	Au	Ag	CuEQ(2)	Tonnes	Cu	Au	Ag	CuEQ(2)
%CuEQ(2)	M	%	g/t	g/t	%	M	%	g/t	g/t	%	M	%	g/t	g/t	%
0.15	6.1	0.43	0.31	3.7	0.63	892.1	0.47	0.26	4.5	0.64	898.2	0.47	0.26	4.5	0.64
0.20	4.8	0.51	0.36	4.3	0.75	797.7	0.51	0.28	4.8	0.69	802.5	0.51	0.28	4.8	0.69
0.21	4.7	0.52	0.37	4.4	0.77	781.0	0.52	0.29	4.9	0.70	785.7	0.52	0.29	4.9	0.70
0.25	4.3	0.56	0.39	4.6	0.82	720.8	0.54	0.30	5.1	0.74	725.1	0.54	0.30	5.1	0.74
0.30	3.8	0.60	0.42	5.0	0.89	654.8	0.58	0.32	5.4	0.79	658.6	0.58	0.32	5.4	0.79
0.35	3.4	0.65	0.45	5.4	0.95	590.9	0.62	0.34	5.6	0.84	594.3	0.62	0.34	5.6	0.84
0.40	2.9	0.72	0.49	5.8	1.05	532.3	0.65	0.36	5.9	0.89	535.2	0.65	0.36	5.9	0.89
0.45	2.5	0.79	0.54	6.3	1.14	479.5	0.69	0.38	6.1	0.94	482.0	0.69	0.38	6.1	0.94
0.50	2.3	0.83	0.56	6.6	1.20	430.3	0.73	0.41	6.3	0.99	432.6	0.73	0.41	6.4	1.00
0.55	2.2	0.86	0.56	6.7	1.24	388.5	0.77	0.43	6.6	1.04	390.7	0.77	0.43	6.6	1.05
0.60	2.0	0.91	0.60	7.2	1.30	350.9	0.80	0.45	6.8	1.09	352.9	0.80	0.45	6.8	1.10
0.65	2.0	0.90	0.58	7.0	1.32	316.0	0.84	0.48	7.0	1.15	318.0	0.84	0.48	7.0	1.15
0.70	1.9	0.93	0.60	7.3	1.35	285.3	0.87	0.50	7.2	1.20	287.2	0.87	0.50	7.2	1.20

1)

Resources are contained within a conceptual pit using metal prices of US$1.55/lb Cu, US$650/oz Au and US$11/oz Ag. Appropriate mining costs, processing costs, metal recoveries, and pit slope angles developed during feasibility were used to generate the conceptual pit.

2)	The copper equivalent grade was calculated as follows:
CuEQ = Recoverable Revenue / 2204.62 * 100 / 1.55 / Cu Recovery / 100

Where: CuEQ = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = Recovery for copper based on mineral zone and total copper grade (Section 18)

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Table 17-22: Summary of Galore Creek Inferred Mineral Resources Effective Date January 25, 2008(1,3)

Cutoff	Tonnes	Cu	Au	Ag	CuEQ(2)
%CuEQ(2)	M	%	g/t	g/t	%
0.15	484.4	0.30	0.15	3.1	0.45
0.20	374.8	0.35	0.18	3.6	0.53
0.21	357.7	0.36	0.18	3.7	0.54
0.25	307.7	0.40	0.19	4.0	0.59
0.30	260.0	0.43	0.20	4.3	0.65
0.35	222.0	0.47	0.22	4.6	0.71
0.40	190.5	0.50	0.23	4.8	0.76
0.45	161.2	0.54	0.24	5.1	0.82
0.50	134.9	0.57	0.26	5.4	0.89
0.55	112.9	0.61	0.27	5.6	0.96
0.60	96.4	0.64	0.29	5.9	1.03
0.65	81.3	0.67	0.30	6.1	1.10
0.70	68.8	0.70	0.32	6.3	1.18

1)

Resources are contained within a conceptual pit using metal prices of US$1.55/lb Cu, US$650/oz Au and US$11/oz Ag. Appropriate mining costs, processing costs, metal recoveries, and pit slope angles developed during feasibility were used to generate the conceptual pit.

2)	The copper equivalent grade was calculated as follows:
CuEQ = Recoverable Revenue / 2204.62 * 100 / 1.55 / Cu Recovery / 100

Where: CuEQ = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = Recovery for copper based on mineral zone and total copper grade (Section 18).

3)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

The author has validated the Galore Creek resource model. The validation included a visual comparison of drill hole composite and block grades in section and plan, a global grade bias check (independent nearest neighbour models), and a set of swath plots that compare the author’s nearest neighbour grades with NovaGold’s kriged copper and gold block grades. Based on these reviews, it is the author’s opinion that the resource model is globally unbiased and is suitable to be used for subsequent pit optimization and mine planning activities.

The author is unaware of any environmental, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that could affect the estimate of Mineral Resources at Galore Creek. Obviously the Mineral Resources that are subject to this

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report could be reduced or eliminated if one or more of these issues were to become relevant.

17.1.22	Comparison to March 2007 Resource

As a result in decreased consensus metal prices agreed upon by NovaGold, Teck Cominco and AMEC there has been a reduction in the size of the conceptual pit used to constrain the Galore Creek resource estimate. The primary impact has been a reduction of the deeper Bountiful mineralization due a shallower conceptual pit than developed in March 2007 for the previously reported Galore Creek Mineral Resources.

17.2	Copper Canyon Resources

17.2.1	2005 Technical Report

The Copper Canyon resource estimate is described in the 2005 Technical Report by Gray, J.H., Morris, R.J., and Giroux, G.H., 2005. Effective February 9, 2005, they reported an inferred resource at a cut-off grade of 0.35% copper equivalent, totalling 164.8  million tonnes grading 0.35% Cu, 0.54g/t Au, and 7.15g/t Ag (Table 17-22).

The author has reviewed the previous work and performed checks of the Copper Canyon resource model. These checks included a visual comparison of drill hole composite and block grades in section and plan. Based on this review, it is the author’s opinion that the Copper Canyon resource model is reasonable for an Inferred Resource.

Since 2005, the cutoff grade for an open pit operation at Galore Creek has declined to 0.21  CuEQ, metallurgical recoveries for Galore Creek have become better characterized and metals prices used to calculate CuEQ have increased. Since the last technical report, an additional 16 holes have been drilled that are not presently included in the resource estimate. These holes have been examined relative to the resource estimate and there is reasonable agreement between the grade estimate and the new drilling.

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Table 17-23: Copper Canyon Inferred Mineral Resources @ 0.35% CuEQ Cutoff Effective Date February 9, 2005 (1,3)

Cutoff	Tonnes	Cu	Au	Ag	CuEQ(2)
%CuEQ(2)	(M	%	g/t	g/t	%
0.35	164.8	0.35	0.54	7.15	0.74
0.50	116.1	0.41	0.64	8.30	0.87
0.70	63.0	0.50	0.86	10.21	1.11
1.00	29.2	0.65	1.14	13.03	1.45
1.30	15.6	0.83	1.32	15.70	1.72

1)	The Copper Canyon resource appears to be amenable to open pit mining method and has reasonable prospects of economic extraction based on the geometry of the mineralization and depth below surface.
2)

The Copper Canyon copper equivalent (CuEQ) calculation uses metal prices US$375/oz for gold, US$5.50/oz for Ag and US$0.90/lb for copper. Copper equivalent calculations reflect gross metal content that have been adjusted for metallurgical recovery based on the following criteria:
copper recovery = %Cu -0.06)/%Cu with a minimum of 50% and maximum of 80%
gold recovery = (Au g/t -0.14)/Au g/t with a minimum of 30% and maximum of 80%
silver recovery = 80%.

3)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

The Copper Canyon copper equivalent calculation uses metal prices US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Copper equivalent calculations reflect gross metal content that have been adjusted for metallurgical recovery based on the following criteria:

º	copper recovery = %Cu -0.06)/%Cu with a minimum of 50% and maximum of 80%
º	gold recovery = (Au g/t -0.14)/Au g/t with a minimum of 30% and maximum of 80%
º	silver recovery = 80%.

This metallurgical relationship assumed similar characteristics to those of the Central and Southwest Zones of Galore Creek. Although the metallurgy of Galore Creek has progressed to feasibility stage, Copper Canyon has had only one metallurgical test and its significance is unclear more metallurgical testing is required to thoroughly assess the metallurgical characteristics of Copper Canyon.

The author is unaware of any environmental, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that could affect the estimate of Mineral Resources at Copper Canyon. Obviously the Mineral Resources that are subject to this Report could be reduced or eliminated if one or more of these issues were to become relevant.

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17.2.2	NovaGold Work in Progress

As of the date of this Report, NovaGold is updating the Copper Canyon resource estimate to include all drilling to date. The geology is being reinterpreted and controls to mineralization are being analyzed. It is expected that the updated resource will be complete during the first quarter of 2008.

The resource will be evaluated from both an open pit and underground scenario and use metals prices and metallurgical recovery relationship between copper, gold and silver similar to that applied at Galore Creek.

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18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

As the Galore Creek property is not a development or production property, there is no information relevant to this section. A summary of the October 2006 feasibility is included in Section 6 of this report, the feasibility study is not to be relied upon.

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19.0	OTHER RELEVANT DATA AND INFORMATION

19.1	Galore Creek

19.1.1	Mining

Work completed on the Galore Creek project to date indicates that a large tonnage open pit operation, sourcing mineralization from a number of deposits, is likely to be the development scenario. Mining is likely to be via truck and shovel, and be typical of hard-rock bulk-mining operations in mountainous terrain in western Canada. A period of pre-stripping may be required prior to any production. Drill-and-blasting methods may be required at depth; surficial glacial till material is probably free-dig.

Future development will need to consider climatic conditions, earthworks, stream diversion and water handling issues. Additional studies on selectivity, backfill and dilution are planned.

Geotechnical

Potential pit slopes are likely to have a design factor of safety of 1.3, and bench face angles ranging from 74º to 80º for the sheet-fractured and massive rock.

Tailings and Waste

Pre-stripping from potential open pits may generate sufficient tonnage for use of waste material in construction of tailings dams. There is an expectation that potentially acid- generating (PAG) waste will be produced from any planned mining operation; however, current testwork indicates that onset of acid rock drainage is about 22 years from excavation to generation. PAG waste would be expected to be flooded under any tailings dam construction scenario. Non-potentially acid-generating waste would be expected to be reclaimed at time of any mine closure, and revegetated.

Potential sites for tailing dams are in the north of the Galore Creek Valley; sites for waste dumps are in the middle of the valley, north of the mineralization. Freshwater diversions may be needed to direct the flow of runoff water away from any infrastructure.

19.1.2	Infrastructure

Access to Galore Creek was expected to be via an access supply corridor for goods and services, running from Highway 37 to Galore Creek Valley. The access corridor was planned to include the project access road, power transmission line, 4.3 kilometres long access road tunnel, and concentrate and diesel pipelines.

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Construction of the access road commenced in 2007, and by November 2007, when work was suspended, 45 kilometres of road construction and 79.8 m of tunnel development had been substantially completed.

The powerline is currently under review to determine if the 287 kV line should continue toward construction to benefit northern British Columbia.

19.1.3	Concentrates and Marketing

The agreement between NovaGold and Teck Cominco stipulates that Teck Cominco will be the concentrate marketer. Concentrate produced from Galore Creek would be shipped through the port of Stewart. The most likely market for the concentrates are smelters in Asia, given the project and port location on the western Canadian coast.

19.2	Grace Claims

As no significant mineralization has been identified on the Grace Claims, the property is considered to be fully tested. It may host part of the tailings disposal for any future Galore Creek development.

19.3	Copper Canyon

Development of the Copper Canyon deposits may be via underground or open pit methods. Any development may be able to use planned Galore Creek infrastructure for items such as access, concentrate transport, and power.

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20.0	INTERPRETATION AND CONCLUSIONS

Galore Creek property is a large copper-gold porphyry system consisting of a number of mineralized zones including the Central Replacement Zone, the Southwest Zone, the North Junction and Junction Zones, Middle Creek, North and South Gold Lenses, Bountiful, and the West Fork Zone. In total, the resource estimation area has been tested with 908 exploration diamond drill holes totalling about 248,572 m and the assay database contains about 85,114 assay records. In addition to the diamond drilling data, a tremendous amount of data has been collected from the property since the early 1960’s. Some of this data includes soil, stream sediment, and rock geochemistry programs, helicopter airborne magnetic and radiometric surveys, ground based IP/resistivity surveys, and seismic refraction surveys.

Using past results and the diamond core data up to the 2006 program, a resource model has been constructed for the North Gold Lens, Central Zone, South Gold Lens, Bountiful, and West Fork. Resources estimated in 2006 for the other areas are still current and did not require re-estimation. The 2007 drilling has not been included in the resource estimate and will not have a material impact on resources; the QA/QC results are still being finalized. In the opinion of the author the underlying data are adequate to define the Mineral Resources that are the subject of this report.

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21.0	RECOMMENDATIONS

The following recommendations are compiled from previous Technical Reports and internal independent reviews. NovaGold has taken the recommendations under consideration:

º

Drill a reasonable number of twin holes to investigate the apparent bias between the pre-2003 and NovaGold data. Approximately 47% of the diamond core data were derived from pre-NovaGold drilling and these data are approximately 3% and 14% lower than the NovaGold data for copper and gold, respectively.

	º	Monitor the performance of blanks and duplicates more closely. All sample batches associated with blanks that fail should be re-assayed.
º

NovaGold review the SG table in greater detail and make modifications as required, and additionally, develop a more rigorous error checking protocol during data entry. NovaGold should recalculate the SG values in the density table, as this exercise will remove minor errors noted in 532 of the SG values. Error-checking protocols could include team data verification or double data entry.

	º	Obtain more moisture content data from representative rock types.
	º	Review use of long composites constructed by Kennecott in low grade areas
	º	Correct minor errors identified in database validation
	º	AMEC recommends that NovaGold review the sample preparation procedure to improve the gold and silver precision.

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22.0	REFERENCES

22.1	Bibliography

Allen, D. G., 1971. The Origin of Sheet Fractures in the Galore Creek Copper Deposits, British Columbia in Canadian Journal of Earth Sciences, Vol 8, p. 704–711.

Allen, D.G., Panteleyev, A. and Armstrong, A.T., 1976: Galore Creek in Porphyry Deposits of the Canadian Cordillera, A. Sutherland Brown, Editor, Canadian lnstitute of Mining and Metallurgy. Special Volume 15, p. 402–414.

Barr, D.A., 1966: The Galore Creek Copper Deposit: in Canadian Institute of Mining and Metallurgy, Transactions, Vol 69, p. 251–263.

Barr, D., 2004: One Lucky Canuck, An Autobiography: Trafford Publishing – International, Canada, 484 p.

Barrick Gold Corp., 2007: Eskay Creek: deposit summary posted to Barrick Gold website, accessed 13 November 2007: http://www.barrick.com/GlobalOperations/NorthAmerica/EskayCreek/default.aspx

BC Geological Survey, 2007: Minfile Record Summary, Minfile No 104H 005: Deposit summary posted to Minfile database, accessed 13 November, 2007, http://minfile.gov.bc.ca/Summary.aspx?minfilno=104H++005

BGC Engineering Inc., 2005: Galore Creek – Open Pit Design – Prefeasibility Report: unpublished internal report to NovaGold Resources Inc., BGC Project No. 0386-001- 34, February 9, 2005.

BGC Engineering Inc., 2006a: Galore Creek Project, British Columbia – Feasibility – Geotechnical and Hydrogeological Site Investigation Report: unpublished internal report to NovaGold Resources Inc, BGC Project No. 0386-002-20, April 28, 2006.

BGC, 2006b: Galore Creek Project, British Columbia, Waste and Water Management – Feasibility Geotechnical Report. FINAL: unpublished internal report to NovaGold Resources Inc., BGC Project No. 0386-002-20, April 21, 2006.

BGC Engineering Inc., 2007: Galore Creek Project, British Columbia, 2006 Site Investigation Report: unpublished internal report to NovaGold Canada Inc., May 31, 2007, 55 p.

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Burgoyne, A.A., 2006: Technical Report for Skyline Gold Corporation on the Bronson Slope Property: unpublished technical report to Skyline Gold Corporation by Burgoyne Geological Inc., effective date June 1, 2006.

Burgoyne, A.A., and Giroux, G.H, 2007: Technical Report Mineral Resource Estimate Bronson Slope Deposit: unpublished technical report to Skyline Gold Corporation by Burgoyne Geological Inc. and Giroux Consultants Ltd., effective date May 10, 2007.

Canadian Institute of Mining, Metallurgy and Petroleum, 2005. CIM DEFINITION STANDARDS – For Mineral Resources and Mineral Reserves, CIM Standing Committee on Reserve Definitions, adopted December 11, 2005

Collins, J., Colquhoun, W., Giroux, G.H., Nilsson, J.H., and Tenney, D., 2004: Technical Report on the Red Chris Copper-Gold Project: unpublished technical report to Red Chris Development Company Ltd. and bcMetals Corporation by Merit Consultants International Inc., AMEC Americas Ltd., Giroux Consultants Ltd, Nilsson Mine Services Ltd., and Mine Geology Services, effective date December 16, 2004.

Enns, S.G., Thompson, J.F.H., Stanley, C.R. and Yarrow, E.W. (1995): The Galore Creek porphyry copper-gold deposits, northwestern British Columbia; in Porphyry Deposits of the Northwestern Cordillera of North America, Schroeter, T.G., Editor, Canadian Institute of Mining, Metallurgy, and Petroleum, Special Volume 46, pages 630-644.

Gray, J.H., Morris, R.J., and Giroux, G.H., 2005: Geology and Resource Potential of the Copper Canyon Property: unpublished technical report to NovaGold Resources Inc. by Hatch Ltd., GR Technical Services Ltd. and Giroux Consultants Ltd., effective date February 9, 2005.

Giroux, G.H. and Morris, R.J., 2005: Geology and Resource Potential of the Galore Creek Property: unpublished technical report to NovaGold Canada Inc by Hatch Ltd., GRTechnical Services Ltd. and Giroux Consultants Ltd., effective date May 18, 2005.

Harris, S., 1991: 1990 Geological, Geochemical, Geophysical and Diamond Drilling Report on the Trophy Gold Project, for Gigi Resources Ltd. British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #21,061.

Heah, T. 1991: 1991 Preliminary Surface Geotechnical Data: unpublished internal data, Kennecott Corporation, 1991

Inman, J., 1992: Geophysics at Galore Creek: unpublished internal memorandum, Kennecott Corporation, March 20, 1992

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Journel, A.G. and Huijbregts, Ch.J., 1978, Mining Geostatistics, Academic Press, 600 p.

Kaspar, B.J. (1991); 191 Geological and Geochemical Report on the Grace 1-2 and Rim 1 Claims, for Pioneer Metals; for Pioneer Metals; British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report #25,235.

Lacroix, P.A., 2004: Update on Resources Galore Creek Project, British Columbia: unpublished technical report to NovaGold Resources Inc. and SpectrumGold Inc. by Associated Mining Consultants Ltd., effective date June 3, 2004.

Leary, G.M., 1990: Report on 1990 Phase I Mapping and Drilling on the Copper Canyon Property, Northwestern British Columbia: unpublished technical report to Consolidated Rhodes Resources Ltd. by GML Mineral Consulting Ltd., effective date October 15, 1990.

Lechner, M.J., 2006: Updated Galore Creek Mineral Resources, Northwestern British Columbia: unpublished technical report to NovaGold Resources Inc. by Resource Modelling Inc., effective date September 7, 2006.

Lechner, M.J., 2007: Mitchell Creek Technical Report Northern British Columbia: unpublished technical report to Seabridge Gold Inc. by Resource Modelling Inc., effective date April 6, 2007.

Logan, J.M. and Koyanagi V.M., 1994: Geology and Mineral Deposits of the Galore Creek Area (104G/3, 4): British Columbia Geological Survey Branch. Bulletin 92, 102 p.

McAusland, J.H., 1967: Underground Development and Sampling at Galore Creek During the Fall and Winter of 1966-67: unpublished internal memorandum to Stikine Copper Limited from J. H. McAusland, April 28, 1967.

McCandlish, K., 2007: Updated Resource Estimate for the Schaft Creek Deposit, Northwest British Columbia, Canada: unpublished technical report to Copper Fox Metals Inc by Associated Geosciences Ltd., effective date June 22, 2007.

McConeghy, C., 2007: 2006 Annual Report on the Copper Canyon Property: unpublished internal report to Copper Canyon Resources Ltd by NovaGold Resources Inc.

Morris, J.A., 2004a: Copper Canyon; QA/QC: unpublished internal memorandum to NovaGold Resources Inc from Morris Geological Co., November 30, 2004.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Morris, J.A., 2004b: Copper Canyon Verification: unpublished internal memorandum to NovaGold Resources Inc from Morris Geological Co., December 14, 2004.

Nicholson, J.A., 2005: Geological Report on the Newmont Lake Gold Project: unpublished technical report to Romios Gold Resources Inc. and Mclymont Mines Inc., effective date October 30, 2005.

Nicholson, J.A. and Sim, R.C., 2007: Mineral Resource Estimate on the North West Zone, Newmont Lake Property: unpublished technical report to Romios Gold Resources Inc., effective date August 22, 2006.

NovaGold Resources Inc., 2006: NovaGold Completes Condemnation Drilling on Pioneer Grace Claims: unpublished NovaGold Resources Inc press release to TSX, July 14, 2006.

NovaGold Resources Inc., 2006: BC Government Confirms NovaGold's Right to Continue Work on Pioneer's Grace Claims: unpublished NovaGold Resources Inc press release to TSX, July 17, 2006.

NovaGold Resources Inc., 2006: NovaGold Reports Condemnation Drill Results on Pioneer Grace Claims: unpublished NovaGold Resources Inc press release to TSX, July 20, 2006.

NovaGold Resources Inc., 2006: NovaGold Follows Established Process to Obtain Surface Lease for Galore Creek Project: unpublished NovaGold Resources Inc press release to TSX, September 5, 2006.

NovaGold Resources Inc., 2006: British Columbia Government Review Confirms Pioneer Grace Property Condemned and Supports NovaGold's Development at Galore Creek Project: unpublished NovaGold Resources Inc press release to TSX, October 2, 2006.

NovaGold Resources Inc., 2006: Final Feasibility Study Completed at NovaGold's Galore Creek Project: unpublished press release to TSX, October 25, 2006

O’Connor, L.J., Petsel, S.A., and Workman, E.E., 2005: 2004 Diamond Drilling Assessment Report on the Galore Creek, Copper Canyon, and Grace Claim Properties: unpublished internal report NovaGold Canada Inc, Volume 1 of 7, March 2005.

Otto, B.R., 2004a: 2004 Geologic and Diamond Drilling Assessment Report on the Copper Canyon Property: unpublished internal report to Eagle Plains Resources Ltd by NovaGold Canada Inc.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Otto, B.R., 2004b: Geology of the Copper Canyon Property, Liard Mining Division, British Columbia, Canada: unpublished geological plan of the Copper Canyon area, 1:2,000 scale, completed for NovaGold Resources, Inc.

Otto, B.R., 2006: Summary of 2005 Work: unpublished internal company report, NovaGold Resources.

Penner, D., and Petsel, S., 2006: 2005 Diamond Drilling Assessment Report on the Copper Canyon Property: unpublished internal report to Eagle Plains Resources Ltd. by NovaGold Canada Inc., February 2006, 34 p.

Petsel, S.A., 2007: 2006 Annual Report on the Grace Property: unpublished internal report to Pioneer Metals Corp. by NovaGold Canada Inc., January, 2007.

Proffett, J.M., 2005: Progress Report on the Geology of the Southern Part of the Main (Central) Zone at Galore Creek, British Columbia: unpublished internal report to NovaGold Canada Inc., August–September 2005.

Rescan Environmental Services Ltd., 2006: Galore Creek Project, Application for Environmental Assessment Certificate: unpublished report to British Columbia Environmental Assessment Office, prepared on behalf of NovaGold Canada Inc., 16 volumes

Rustad, B., Gray, J., Lechner, M., Teh, H., Bruce, I., Parolin, B., Guy, A., Boychuck, K., Brox, B., and Holborn, D., 2006: Galore Creek Project Feasibility Study Northwestern British Columbia: unpublished technical report to NovaGold Canada Inc. by Hatch Ltd., effective date October 31, 2006.

Seabridge Gold Inc., 2007: Kerr–Sulphurets Project, BC: summary of project posted to Seabridge Gold Inc website, accessed November 13, 2007, http://www.seabridgegold.net/PKerrSulGeo.htm.

St Clair Dunn, D., 2006: Report on Geology and Exploration on the Grace Project, UTM: 351,600E 6,341,000N, Zone 9 Liard Mining Division, British Columbia, Canada: unpublished technical report to Pioneer Metals Ltd, effective date May 26, 2006.

Twelker, E., 2007: A Breccia-Centered Ore and Alteration Model for the Copper Canyon Alkalic Cu-Au Porphyry Deposit, British Columbia: unpublished Master of Science thesis, University of Alaska, Fairbanks.

Workman, E.E., 2005: 2005 Edition of the Galore Creek Procedures Manual: unpublished internal document, NovaGold Canada Inc., 123 p.

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Workman, E.E., 2006a: Compendium: unpublished internal document, NovaGold Canada Inc., 355 p.

Workman, E.E., 2006b: 2006 Summary of Work (draft): unpublished internal document, NovaGold Canada Inc., 38 p.

Workman, E.E., 2007: Galore Creek Storage 2007 Update: unpublished internal document, NovaGold Canada Inc., 14 p.

Wright Engineers Limited, 1974: Stikine Copper Project - Technical and Economic Study: unpublished internal report to Hudson Bay Mining and Smelting Co. Limited, and Kennecott Corporation internal undated

22.2	Glossary

Adit: An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit

Aeromagnetic survey: A geophysical survey using a magnetometer on board or towed behind an aircraft.

Airborne survey: A survey made from an aircraft to obtain photographs, or measure magnetic properties, radioactivity, and so on.

Anomaly: Any departure from the norm which may indicate the presence of mineralization in underlying bedrock.

Anticline: an area of rock deformation that involves a downward slope to either side. In an exposed eroded anticline the oldest rock layers are in the center and the rocks on either side dip or slope away from the center of the structure. The rock at the center of the anticline is higher than the same stratum elsewhere. Anticlines typically form during crustal warping as the result of compression concurrent with orogenic mountain building.

Assay: A chemical test performed on a sample of ores or minerals to determine the amount of contained metal.

Base metal: A base metal is a common or at least inexpensive metal. Frequently, the term is used to refer to those that oxidize or corrode relatively easily, and react variably with dilute hydrochloric acid to form hydrogen. Examples include iron, nickel, copper, lead and zinc.

Bedding: The arrangement of sedimentary rocks in layers.

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Breccia: A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Channel sample: A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep

Cordillera: The continuous chain of mountain ranges on the western margins of North and South America.

Diamond drill: A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.

Electromagnetic Survey: A geophysical survey method which measures the electromagnetic properties of rocks.

Footwall: The rock on the underside of a vein or ore structure.

Fold: geological process that causes a bend in a stratum of rock

Geochemical Survey: a study or sampling program undertaken to measure the quantities of selected elements in a certain area

Grab sample: A sample from a rock outcrop that is assayed to determine if valuable elements are contained in the rock. A grab sample is not intended to be representative of the deposit, and usually the best-looking material is selected.

Grade: Percentage of a metal or mineral composition in an ore or processing product from mineral processing.

Hangingwall: The rock on the upper side of a vein or ore deposit.

Host Rock: The rock within which the mineralization or ore occurs

Induced polarization: A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Partnership: a business undertaking entered into by two or more parties which is intended to terminate upon the completion of a specific project

Landsat: The generic name for a series of natural resource scanning satellites launched by the United States beginning in 1972.

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Landsat TM: Landsat Thematic Mapper. Earth observation satellite with seven bands at 30 m spatial resolution

Mapping: Recording geological features on a map

Mine: An opening or excavation in the earth for the purpose of extracting minerals.

Mineral: A naturally occurring, solid, inorganic element or compound, with a definite composition or range of compositions, usually possessing a regular internal crystalline structure.

Mineral Resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Reserve: A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Occurrence: The area where a particular mineral is found

Ore: A natural deposit in which a valuable metallic element occurs in high enough concentration to make mining economically feasible. The term is proscribed under NI 43-101.

Overburden: Material of any nature, consolidated or unconsolidated, that overlies a deposit of ore that is to be mined.

pH: The negative logarithm of the hydrogen ion concentration, in which pH = -log [H+]. Neutral solutions have pH values of 7, acidic solutions have pH values less than 7, and alkaline solutions have pH values greater than 7.

Prospect: A mining property, the value of which has not been determined by exploration

Reconnaissance: a general examination or survey of a region with reference to its main features, usually preliminary to a more detailed survey

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Resistivity survey: A geophysical technique used to measure the resistance of a rock formation to an electric current.

Rift: a zone between two diverging tectonic plates

Royalty: a percentage interest in the value of production from a lease that is retained and paid to the mineral rights owner

Scarp: A steep cliff or steep slope, formed either as a result of faulting or by the erosion of inclined rock strata

Schist: Metamorphic rock dominated by fibrous or platy minerals. Schist has a schistose plain of cleavage, and is product of regional metamorphism

Sedimentary Rock: A rock formed from the consolidation of loose sediment or from chemical precipitation, such as sandstone and limestone

Shear Zone: A planar zone of weakness, similar to a fault, but consisting of several parallel displacement zones usually over a greater width than a single fault

Tectonic: pertaining to the rock structures and external forms resulting from the deformation of the Earth's crust.

Trench: long, narrow excavation dug through overburden or blasted out of rock to expose a vein or ore structure

Vein: A mineralized zone having a more or less regular development in length, width, and depth to give it a tabular form.

Zone: An area of distinct mineralization.

22.3	Abbreviations and Units of Measure

Acid mine drainage	AMD
Annum (year)	a
Average	AV
Best value	BV
Canadian Securities Administration	CSA
Centimetre	cm
Check Samples	CS
Coefficient of determination	R2
Confidence interval	CI
Copper	Cu
Cubic centimetre	cm3

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Cubic feet per minute	cfm
Cubic metre	m3
Copper Equivalent	CuEQ
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Degree	°
Diameter	ø
Dry metric tonne	dmt
Elevation (metres)	el
Environmental Evaluation	EA
Environmental Impact Assessment	EIA
Gram	g
Global positioning system	GPS
Gold	Au
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2 )	ha
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inductively-coupled plasma (Chemical Analysis Instrument)	ICP
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilogram per year	kg/a
Kilometre	km
Lead	Pb
Less than	<
Litre	L
Litres per minute	L/m
Mass spectrometer (Analysis Instrument)	MS
Mass submerged in water	Mw
Measure of acidity or alkalinity of a solution	pH
Metre	m
Metres above sea level	masl
Metres per minute	m/min
Metres per second	m/s
Micrometre (micron) 10 -6 m	µm
Milliamperes	mA
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm
Million	M
Million Dollars (US)	US$M
Million tonnes	Mt
Ministry of Energy and Mines	MEM

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Minute (plane angle)	'
Minute (time)	min
Month	mo
Natural Source Audio Magnetotelluric	NSAMT
Ounce	oz
Optical Emission Spectroscopy (Analysis Instrument)	OES
Overall bias	OABias
Parts per billion	ppb
Parts per million	ppm
Percent	%
Quality Assurance and Quality Control	QA/QC
Reverse circulation	RC
Rock mass rating	RMR
Rock quality designator	RQD
Second (plane angle)	"
Second (time)	s
Silver	Ag
Standard deviation	SD
Specific gravity	SG
Square centimetre	cm2
Square kilometre	km2
Square metre	m2
Thermal Imaging	TM
Thousand tonnes	kt
Tonne (1,000 kg)	t
Tonnes (1,000 kg) per annum	t/a
Tonnes (1,000 kg) per day	t/d
Underground	UG
US dollar	US$
Universal Transverse Mercator (co-ordinate system)	UTM
X-Ray diffraction	XRD
Year (annum)	a

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

23.0	DATE AND SIGNATURE PAGE

The effective date of this Technical report, entitled “Galore Creek Property NI 43-101 Technical Report” is January 25, 2008.

Signed,

Date: January 25, 2008

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NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Appendix A

List of 5 m drill hole composite samples exceeding 2% Cu

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Appendix B

AMEC legacy data memo and NovaGold response

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Appendix C

Variographic Analysis

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Appendix D

Kriging Plans

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Appendix E

Swath plot comparison of nearest neighbour model to kriged grade estimate

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Appendix F

Histograms of nearest neighbour model and kriged grade estimate

NovaGold Resources Inc. Galore Creek Property NI 43-101 Technical Report

Appendix G

Change of support curves